Southwestern Resources Corp.
Mineral Resource Update
Boka Gold Project, Yunnan Province, P.R.C.

November 2007

Prepared by	Dr. W.S. Board, P.Geo. Senior Consultant Ph.D. (Geology), MAusIMM, Pr.Sci.Nat.

Mr. A.M. Trueman, P.Geo. Divisional Manager B.Sc.Honours (Geology), MAusIMM(CP)

Mr. G.W. Hawthorn, P.Eng. Professional Mineral Processing Engineer, Westcoast Mineral Testing B.Sc. (Mining Engineering)

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Office Locations

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IMPORTANT NOTICE
This report was prepared as a National Instrument 43-101 Technical Report, in accordance with Form 43-101F1, for Southwestern Resources Corp. by Snowden. The quality of information, conclusions, and estimates contained herein is consistent with the level of effort involved in Snowden’s services, based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions, and qualifications set forth in this report. This report is intended to be used by Southwestern Resources Corp., subject to the terms and conditions of its contract with Snowden. That contract permits Southwestern Resources Corp. to file this report as a Technical Report with Canadian Securities Regulatory Authorities pursuant to provincial securities legislation. Except for the purposes legislated under provincial securities law, any other use of this report by any third party is at that party’s sole risk.

Issued by: Vancouver Office Doc Ref: 20071109SouthwesternBokaResourceAu.doc

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1 Summary	7
1.1 Geology and mineralization	7
1.2 Exploration of the Boka Deposit	8
1.3 Data verification and QAQC	8
1.4 November 2007 Mineral Resource estimate for the Boka Deposit	8
1.5 QP conclusions and recommendations	10

2 Introduction	12

3 Reliance on other experts	14

4 Property description and location	15
4.1 Boka Property location and description	15
4.2 Exploration and mining permits	15
4.3 Additional disclosure relevant to the Boka Property	16

5 Accessibility, climate, local resources, infrastructure, and physiography	19
5.1 Topography, elevation, and vegetation	19
5.2 Access and proximity to population centre	19
5.3 Climate and length of operating season	20
5.4 Infrastructure	20

6 History	21

7 Geological setting	22
7.1 Regional geology	22
7.2 Property geology	24

8 Deposit types	26

9 Mineralization	27

10 Exploration	29
10.1 Background	29
10.2 Exploration of the Boka Property	30

11 Drilling	33
11.1 Historic exploration drilling – 2002 to 2007	33
11.1.1 General	33
11.1.2 Results	35
11.2 Twin drilling program - 2007	35
11.3 Recommendations for future drilling programs	37

12 Sampling method and approach	38
12.1 Historical exploration – 2002 to 2007	38

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12.1.1 Adit samples	38
12.1.2 Drillhole core samples	38
12.1.3 Other sample types	39
12.2 Twin drilling program 2007	39
12.3 Recommendations	40

13 Sample preparation, analyses, and security	41
13.1 Historical exploration drilling and sampling programs	41
13.1.1 Sample security, preparation, and analytical procedures	41
13.1.2 Quality control and data verification	44
13.1.3 Comments on historical information	46
13.2 Recent twin drilling program	47
13.2.1 Chain-of-custody and sample security	47
13.2.2 Sample preparation and analytical techniques	49
13.3 QAQC data analysis by Snowden	50
13.3.1 QAQC analysis	50
13.3.2 Recommendations	52
13.4 Adequacy of Southwestern’s sample preparation, security, and analytical procedures	53

14 Data verification	54
14.1 Data verification conducted by Snowden	54
14.1.1 Database reconstruction	54
14.1.2 Reconstructed database verification	55
14.1.3 Additional database verification	55
14.1.4 Drillhole location	55
14.1.5 Independent sampling	56
14.1.6 QAQC checks on assay data quality	57
14.2 Data verification not conducted by Snowden	57

15 Adjacent properties	59
15.1 Tuobuka Property	59
15.2 Dongchuan Copper mining area	60

16 Mineral processing and metallurgical testing	61
16.1 Data Review	61
16.2 Mineralogy	61
16.3 Lakefield 2003	61
16.4 AMMTEC Report A10694 - August 2007	62
16.5 AMMTEC Report A10782 October 2007	62
16.6 Conclusions and recommendations	63

17 Mineral Resource and Mineral Reserve estimates	65

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17.1 Summary	66
17.2 Disclosure	67
17.2.1 Known issues that materially affect Mineral Resources and Mineral Reserves	67
17.3 Assumptions, methods, and parameters – Snowden Resource estimates	67
17.3.1 Data preparation	68
17.3.2 Geological interpretation and review	68
17.3.3 Gold mineralization domains	69
17.3.4 Block model generation, coding, and density application	70
17.3.5 Drillhole data selection, compositing, and statistical analysis	72
17.3.6 Variography	74
17.3.7 Estimation of gold grade	75
17.3.8 Model validation	76
17.3.9 Mineral Resource confidence classification	76
17.3.10 Mineral Resource reporting	77
17.3.11 Upside potential	77

18 Other relevant data and information	79

19 Interpretation and conclusions	80

20 Recommendations	83
20.1 Exploration	83
20.1.1 Infill exploration	83
20.1.2 Extensional exploration	83
20.1.3 Regional exploration	83
20.1.4 Bulk sample collection	83
20.2 Drilling	84
20.3 Sampling	84
20.4 Sample database	84
20.5 Sample QAQC procedures	84
20.6 Mineral Resource estimation	84
20.7 Metallurgy and processing	84
20.8 Cost of the recommended work programs	85

21 References	86

22 Dates and signatures	88

23 Certificates	89

Tables

Table 1.1 November 2007 Mineral Resource estimate for the Boka Deposit	10

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Table 4.1 Exploration and mining permit details	16
Table 7.1 Deformation history for the Boka Deposit (after Rhys, 2004)	24
Table 11.1 Historical exploration drilling - Boka Property (2002 to 2007)	33
Table 11.2 Historical exploration drilling by zone	34
Table 11.3 Historical exploration drilling by zone (drillholes available for estimation)	34
Table 11.4 Twin drilling program summary details	36
Table 13.1 Sample preparation and analytical laboratories used by Southwestern during the exploration of the Boka Property	42
Table 14.1 Verification of non-assay database records	55
Table 17.1 November 2007 Mineral Resource estimate for the Boka Deposit	65
Table 17.2 Variogram parameters for categorical kriging	68
Table 17.3 Search volume parameters for categorical kriging	69
Table 17.4 Block model parameters for categorical kriging	69
Table 17.5 Lithological coding used in the Mineral Resource block model	70
Table 17.6 Block model parameters for Mineral Resource model	70
Table 17.7 Densities applied to the Mineral Resource model	70
Table 17.8 Top cut analysis results	73
Table 17.9 Estimate of Boka Deposit using data that have not been top cut	73
Table 17.10 Variogram parameters for grade interpolation	74
Table 17.11 Search volume parameters used for grade interpolation	74

Figures

Figure 4.1 Location map	15
Figure 4.2 Outline of exploration and mining permits on the Boka Property	18
Figure 7.1 Regional geology (after Winter, 2005a)	23
Figure 7.2 Boka Property geology	25
Figure 10.1 Plan of adits in the B1N area	31
Figure 10.2 Plan of adits in the B1S area	32
Figure 17.1 Plan of drillholes selected within mineralization wireframe solids	72

Appendices

A Historical exploration drilling – drillhole locations
B Twin drillhole locations
C Drillhole intersections used in the estimation

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1    Summary

This Technical Report describes the Boka Property, a mineral exploration area located in the Yunnan Province of the People’s Republic of China. The Boka Property consists of three contiguous valid Exploration Permits and three valid Mining Permits. The Boka Property is owned by Yunnan Gold Mountain Mining Co. Ltd. (Yunnan Gold), a Sino-Foreign Joint Venture Company, which is 90% owned by Southwestern Resources Corp.’s (Southwestern) wholly owned subsidiary Canadian Southwest Gold Inc. (Canadian Southwest Gold) and 10% owned by Brigade 209 of the Yunnan Nuclear Industry of Yunnan Province (Team 209). References herein to Southwestern include its subsidiaries and Yunnan Gold.

Southwestern commissioned this report after Snowden Mining Industry Consultants Inc. (Snowden) completed a validation and reconstruction of the drillhole database for the Boka Property which indicated that previous Mineral Resource estimates for the project may have been significantly overestimated due to manual and deliberate changes to gold assay data. This report presents a new Mineral Resource estimate for the Boka Property based on the validated drillhole data.

1.1    Geology and mineralization

The Boka Property is located in the western part of the Yangtze Platform, which is characterized by a complex and protracted depositional and deformation history. Gold mineralization on the Boka Property is hosted by sedimentary rocks of the Dayingpan Formation of the Middle to Late Proterozoic marine volcano-sedimentary Kunyang Group. Rocks on the Boka Property appear to have been subjected to multiple stages of deformation. Gold mineralization appears to be associated with late-stage northeast dipping shear zones, however the absolute timing of both the deformation and the mineralization remain equivocal.

Gold mineralization at the Boka Property appears to be part of a regional structurally-controlled mineralizing system. Gold mineralization has been identified over a north-south distance of approximately 8 km from the Boka 8 and 11 zones in the north to more than 2 km south of the Boka 7 zone. Artisanal miners have historically exploited high grade gold mineralization from these zones in a series of adits and tunnels.

Two of the gold mineralization zones, the Boka 1 and Boka 7 zones, have been the focus of Southwestern’s exploration to date. The work presented in this report focuses on the Boka 1 zone, which is the largest known and best explored zone of gold mineralization on the Boka Property. This zone, referred to as the Boka Deposit in the current report, is separated into a northern B1N zone and a southern B1S zone.

Mineralization in the B1N zone can be traced over a strike length of about 600 m and appears to extend approximately 450 m down dip, being open at depth. Mineralization in the B1S zone appears to extend approximately 350 m along strike and approximately 500 m down dip, and is also open at depth.

Gold mineralization at the Boka Property is related to narrow and discontinuous quartz veins and associated alteration of host rocks. Discontinuous mineralization intercepts in the B1N and B1S zones range between 2 m and 10 m wide, within the broader zone that is up to 290 m wide. The Boka Deposit can best be described as a mesothermal lode-style gold deposit. This type of deposit is characterized by highly variable gold grades and structural complexity.

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Gold mineralization does not appear to be preferentially hosted within any particular lithological unit.

1.2    Exploration of the Boka Deposit

Drilling has been the dominant tool of exploration of the Boka Property. A total of 262 diamond core exploration drillholes have been drilled on the property to date, with 226 of these having been drilled on the Boka Deposit. The Boka Deposit is at an advanced stage of exploration, with 50 m spaced exploration drilling defining the two main areas of gold mineralization. Historical artisanal mining in the form of adits covers a small portion of the defined mineralization at the Boka Deposit.

Gold grades in the historic exploration drilling dataset for the Boka Property, particularly those for the Boka Deposit, indicated that high grade gold mineralization existed over broad drillhole intersections that were highly continuous between drillholes and drilling sections. Snowden has determined, through the reconstruction of the gold assay database for the Boka Property using official gold assay data (Official Assay Data) and signed assay certificates obtained directly from the relevant assay laboratories, that the tenor and extent of previously reported gold mineralization was significantly overstated as a result of manual and deliberate changes to gold assay data. The actual distribution of high gold grades is much more variable and discontinuous than previously modeled, and there is reduced confidence in mineralization continuity at the lode-scale at the current drillhole spacing.

A recent high-quality twin drilling program was conducted on the Boka Deposit for data verification and metallurgical testing purposes. Geologists from Southwestern’s Peruvian operations went to China to independently oversee the twin drilling program. Twin drillhole locations were selected to test the original drillholes for which elevated gold grades were reported over wide zones. Results of the twin drilling program displayed similar grades and grade trends to the original drillholes using Official Assay Data in the reconstructed database. This finding increases confidence in the validity and quality of the Official Assay Data in the database. It also indicates that the original samples had not been tampered with or salted.

1.3    Data verification and QAQC

In July 2007, Southwestern engaged Snowden to create an independently verified gold assay database for the Boka Property (see Section 14).

Snowden conducted a series of checks on Southwestern’s quality control and quality assurance (QAQC) data in the reconstructed assay database. Snowden concluded that the assay data in the reconstructed Southwestern database are suitable to be used for the generation of an Inferred Mineral Resource estimate in accordance with CIM (2005) definitions. Additional QAQC work is required to improve confidence in the quality of Southwestern’s exploration data for the Boka Property.

1.4    November 2007 Mineral Resource estimate for the Boka Deposit

Using the available information Snowden has estimated an Inferred Mineral Resource for the Boka Project. The lack of an adequate structural model and structural understanding were key factors in the decision to classify the Mineral Resource as Inferred. Sample recovery and data quality issues with some of the exploration drilling data were also taken into account in deciding upon an Inferred classification.

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The Mineral Resource is based on gold assay data from drillholes only. Assay data pertaining to portions of the Boka Deposit defined by samples taken from historical mine workings, referred to as adits, was not used in the preparation of the Mineral Resource estimate because:

•	Official Assay Data was not available for a majority of such samples.

•	The adit samples are concentrated in the small-scale, high grade zones exploited by artisanal miners and may not fairly represent mineralization in surrounding lower grade zones.

There is upside potential in the Mineral Resource estimate with the inclusion of the area currently defined by adit sampling. The inclusion of this area would result in an extension of the Mineral Resource and could improve the estimated grades of the areas surrounding the adits. In order to include the adit areas in the Mineral Resource estimate, additional drilling and sampling is required to confirm mineralization.

The November 2007 Mineral Resource estimate for the Boka Deposit is reported for a range of gold cut-off grades in Table 1.1.

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Table 1.1    November 2007 Mineral Resource estimate for the Boka Deposit

Category	Zone	Cut-off (g/t Au)	Tonnage (Mt)	Grade (g/t Au)	Contained gold (koz)
Inferred	B1N	0.01	36.4	0.4	480
		0.25	14.5	0.9	401
		0.50	7.5	1.3	321
		0.75	4.9	1.7	268
		1.00	3.7	2.0	237
		1.50	2.1	2.6	174
	B1S	0.01	14.1	0.5	222
		0.25	7.6	0.8	196
		0.50	4.4	1.1	158
		0.75	2.7	1.5	126
		1.00	1.8	1.7	100
		1.50	0.9	2.3	65
Total Inferred		0.01	50.5	0.4	700
		0.25	22.1	0.8	597
		0.50	11.9	1.3	480
		0.75	7.6	1.6	393
		1.00	5.5	1.9	337
		1.50	3.0	2.5	239
Notes:
Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. There has been insufficient exploration to define these Inferred Mineral Resources as an Indicated or Measured Mineral Resource, as there are insufficient close-spaced drillhole data to adequately define grade and geological continuity for this structurally complex deposit. It is uncertain if further exploration will result in upgrading the Inferred Mineral Resource to an Indicated or Measured Mineral Resource category.

Tonnes have been rounded to the nearest 100,000 tonnes and ounces to the nearest 1,000 ounces and this may have resulted in minor discrepancies. The most likely cut-off grade for this deposit is not known and will need to be confirmed by the appropriate economic studies. The 0.01 g/t Au cut-off grade is presented solely for comparative purposes and not as a potentially economic extraction cut-off grade.

1.5    QP conclusions and recommendations

Snowden believes that there is upside potential to the Mineral Resource at the Boka Deposit. Snowden notes that there are indications of mineralization at depth beneath the Boka 1N and Boka 1S zones, and at depth in the relatively sparsely drilled area between the two zones. A recommended work program includes:

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•    Additional infill drilling that achieves an effective 25 m drillhole spacing to improve the understanding of the structural controls on mineralization and geological confidence level.

•    Investigating the option of opening up one or more of the adits to facilitate targeted underground drilling to:

-    Define and quantify the potentially higher grade mineralization contained in the adit sampling areas.

-    Improve the structural model and to collect bulk samples for analysis to improve confidence in the Mineral Resource estimate.

A detailed three dimensional structural model is required for the deposit in order to properly understand mineralization continuity and the controls thereon.

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2    Introduction

This Technical Report has been prepared by Snowden Mining Industry Consultants Inc. (Snowden) for Southwestern Resources Corp. (Southwestern), in compliance with the disclosure requirements of Canadian National Instrument 43-101 (NI 43-101). This report was commissioned by Southwestern after Snowden completed a validation of the drillhole database for the Boka Property, which indicated that previous Mineral Resource estimates for the project may have been significantly overestimated. For further details, please refer to Section 14 of this Technical Report and Southwestern’s press release dated 27 August 2007. In that same press release Southwestern disclosed that a new Mineral Resource estimate would be completed using the validated drillhole data. That estimate is the subject of Section 17 of this Technical Report. References herein to Southwestern include its subsidiaries and Yunnan Gold.

Unless otherwise stated, information and data contained in this report or used in its preparation was provided by Southwestern. Analytical data (Official Assay Data) and signed assay certificates (Official Assay Certificates) used in the validation of the Boka Property drillhole database were supplied directly to Snowden by the relevant analytical laboratories.

The Qualified Persons (QPs), as defined by NI 43-101, responsible for preparation of this Technical Report are Dr. Warwick Board, P.Geo., Senior Consultant with Snowden, Mr. Alex Trueman, P.Geo., Divisional Manager of Resource Evaluation with Snowden, and Mr. Gary Hawthorn of Westcoast Mineral Testing. Dr. Board visited the Boka Property site between 17 July and 20 July 2007. During this site visit Dr. Board collected independent samples from drillhole core, inspected current drilling practices, and inspected sample security and chain of custody procedures. Dr. Board visited the main analytical laboratory used by Southwestern for the project on 23 July 2007. Mr. Trueman and Mr. Hawthorne have not visited the Boka Property. Dr. Board, Mr. Trueman, and Mr. Hawthorne are independent of Southwestern.

Both Dr. Board and Mr. Trueman take responsibility as QPs for all sections of this report with the exception of Section 16 for which Mr. Hawthorn takes responsibility.

Snowden conducted the following work to produce an updated Mineral Resource estimate for the Boka Property:

•	Site inspection of the Boka Property.

•
Reconstruction of the assay component of the drillhole database using assay data supplied directly to Snowden by the relevant analytical laboratories. All assay data was compared to Official Assay Certificates also provided directly to Snowden by the assay laboratories.

•	Validation of a proportion of other data in the drillhole database such as geological logging by comparison with original data where available.

•	Geological interpretation and block modeling of lithology and rock density.

•	Interpretation of mineralized domains.

•	Compositing of assay intervals to a common length.

•	Analysis of extreme grades and application of appropriate top cuts.

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•	Statistical and geostatistical analysis of gold assay data within mineralization domains.

•	Estimation of block gold grade using ordinary kriging. Validation of the estimated grades against input sample data.

•	Confidence classification of Mineral Resources on the basis of data quality, geological continuity, and grade continuity.

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3    Reliance on other experts

Other than as noted herein, Snowden has not relied upon any experts.

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4    Property description and location

4.1    Boka Property location and description

The Boka Gold Project is located in the north-eastern part of the Yunnan Province of the People’s Republic of China at a latitude of 26°29'N and a longitude of 103°02'E, approximately 265 km by road to the north of the provincial capital city of Kunming (see Figure 4.1).

Figure 4.1    Location map

The Boka Gold Project is held by Yunnan Gold Mountain Mining Co. Ltd. (Yunnan Gold), a Sino-Foreign Joint Venture Company. Yunnan Gold is 90% owned by Southwestern’s wholly owned subsidiary Canadian Southwest Gold Inc. (Canadian Southwest Gold) and 10% by Brigade 209 of the Yunnan Nuclear Industry of Yunnan Province (Team 209). Refer to Winter (2003c) for more details.

4.2    Exploration and mining permits

Southwestern has advised Snowden that the Boka Gold Project consists of three contiguous Exploration Permits and three Mining Permits within the Dongchuan District, Kunming City, Yunnan Province (Table 4.1 and Figure 4.2). The area covered by the Mining and Exploration Permits is collectively referred to as the Boka Property in this report.

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Table 4.1    Exploration and mining permit details

Permit type	Permit number	Area (km2)	Issued	Expiry	Status
Exploration	5300000731224	60.03	16 Oct 2007	15 Oct 2008	Valid
Exploration	5300000630001	18.45	4 Jan 2006	3 Jan 2008	Valid
Exploration	5300000720153	78.09	2 Feb 2007	1 Feb 2008	Valid
	Total Exploration	156.57

Mining	5300000630124	1.9	4 April 2006	3 April 2009	Valid
Mining	5300000320167	1.0	5 March 2003	4 March 2008	Valid
Mining	5300000320168	2.0	5 March 2003	4 March 2008	Valid
	Total Mining	4.9

Numerous zones of anomalous gold mineralization have been identified on the Boka Property (e.g., Figure 7.2), including two that have formed the focus of Southwestern’s exploration to date: the Boka 1 and Boka 7 zones. The work presented in this report focuses on the Boka 1 zone, which is the largest known and best explored zone of gold mineralization on the Boka Property. This zone, referred to as the Boka Deposit in the current report, is separated into a northern B1N zone and a southern B1S zone. The B1N and B1S zones are located primarily within in the Boka-Buka Exploration Permit area (Exploration Permit number 5300000720153) and partially within the Xinshan (Mining Permit number 5300000320168) and Majiagou (Mining Permit number 5300000320167) Mining Permit areas.

4.3    Additional disclosure relevant to the Boka Property

Southwestern has advised Snowden that, to the best of its knowledge, there are no additional obligations that must be met to retain the property apart from those required to keep their permits valid.

Holders of exploration and mining permits are subject to exploration right usage fees and mining right usage fees, respectively. Mining right usage fees are payable on an annual basis. The rate of mining right usage fee is RMB 1,000/km2 of mining area per annum. Exploration right usage fees are calculated according to the size of the exploration area and are also payable on an annual basis. The rate of exploration right usage fees for the first year to the third year of exploration is RMB 100/km2 of exploration area per annum. From the fourth year of exploration onwards, the rate increases by RMB 100/km2 of exploration area per annum. However, the annual maximum rate may not exceed RMB 500/km2 of exploration area. In addition, holders of mining permits are subject to Mineral Resource compensation fees, which are equal to a certain percentage of the sales revenue of such holders.

Southwestern has advised Snowden that, to the best of its knowledge, there are no royalties, back-in rights, payments, or other agreements and encumbrances to which the Boka Property is subject other than government royalties and obligations imposed by law or regulation.

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Southwestern has advised Snowden that, to the best of its knowledge, there are no known specific environmental liabilities to which the property is subject other than those arising from the presence of modest amounts of tailings from prior mining and some erosion in the step terrain at the B1N zone as well as other obligations imposed under Chinese law.

Southwestern has advised Snowden that from time to time there has been or is small scale mining and processing activities on the Boka Property by individuals or small groups.

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Figure 4.2    Outline of exploration and mining permits on the Boka Property

34595000 mE
34600000 mE
34605000 mE
34610000 mE
2930000 mN
2925000 mN
2920000 mN
2915000 mN
2910000 mN
Xiangbiliangzi
Licence No 5300000630001
18.45 Square kilometres
Xinshan (XS)
Permit No. 5300000320168
2 Square kilometres
Majiagou (MJ)
Permit No. 5300000320167
0.9976 Square kilometres
Jianjiawan (JJ)
Permit No. 5300000630124
1.9 Square kilometres
Other
Owner
1.15 Sq k
N
Boka-Buka
Licence No 5300000720153
78.09 Square kilometres
Tuobuka-shanmu
Licence No 5300000731224
60.03 Square kilometres
0
800
1600
2400
3200
4000 meters
SCALE

Figure 4.2
SOUTHWESTERN RESOURCES CORP.
BOKA PROPERTY, Yunnan Province, China
Mining Permits and
Exploration Licence Boundaries Mar. 2007

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5    Accessibility, climate, local resources, infrastructure, and physiography

The accessibility, climate, local resources, infrastructure, and physiography of the Boka Property have been discussed in detail in previous Technical Reports by Winter (2003a, b, c; 2004; 2005a, b) and SRK (2007). A summary based on that information is provided here for completeness.

5.1    Topography, elevation, and vegetation

The Boka Property is situated on the Yunnan-Guizhou Plateau in the Yangtze drainage basin. The Yunnan-Guizhou Plateau, one of four large plateaux in the People’s Republic of China, is characterized by rolling uplands, precipitous folded and fault-block mountain ranges, and deep, river-cut gorges (Encyclopaedia Brittanica online, 2007). The major rivers appear to follow major structural zones.

The Boka Property is located on a north-south trending plateau at an elevation of approximately 1900 m above mean sea level. The top of the plateau displays relief variations of the order of a few tens of metres. The plateau (and therefore the Boka Property) is bounded to the west by the Jin Sha Jiang River, an upper tributary of the Yangtze River, and to the east by the Xiaojiang River. These rivers have incised deep north-south trending valleys along known faults, with the riverbeds occurring at an elevation of approximately 900 m above mean sea level. The eastern and western edges of the central plateau are therefore quite precipitous.

The Boka Deposit partially outcrops on the steep (about 50°) western slope of the central plateau. Deeply-incised, east-west trending tributaries to the Jia Sha Jiang and Xiaojiang Rivers, which appear to follow east-west trending structures, are prevalent in the western parts of the property and cut across the general north-northwest trend of the mineralized zones.

The area is sparsely vegetated. Cultivated crops (grains, fruits, and vegetables) and exotic Eucalypt trees occur on the upper slopes and top of the plateau. Shallower slopes are dominated by rice terracing.

5.2    Access and proximity to population centre

The Boka Property is located approximately 265 km by paved road north of Kunming. The usual route is to follow the four-lane highway that leads east out of Kunming, turning north onto highway 213 at approximately 78 km. Highway 213 is then followed to the city of Dongchuan. From Dongchuan, a paved road is followed northwards along the Xiaojiang River for approximately 20 km before a left turn accesses a steep paved road that switchbacks for 10 km to the top of the central plateau upon which the Boka Property is situated. The road is suitable for vehicular logistical support of an exploration project on the plateau. The entire journey takes approximately four to five hours from Kunming.

Winter (2005b) indicates that the city of Dongchuan should be able to provide most of the services required by the project.

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5.3    Climate and length of operating season

The climate is subtropical with cool, dry winters and warm to hot summers. Annual rainfall, which generally occurs from May to August, is typically between 600 mm and 1,000 mm. The operating season is year round, although heavy rainfall may cause landslides and temporarily block transportation corridors.

5.4    Infrastructure

Current infrastructure is suitable to support the exploration of the Boka Property, particularly the Boka Deposit. This includes secure accommodation; core logging, cutting, sampling, and storage facilities; 100 kVA electrical service and good communications services (e.g., China mobile phone network and internet access).

Hatch (2005) conducted a preliminary assessment of the Boka Property and noted that water for any future mining activity would need to be pumped up approximately 900 m from the Xiaojiang River. Furthermore, they note that the terrain will pose challenges for the development of a surface mine and location of infrastructure to support such an operation. The reader is referred to Hatch (2005) for more details.

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6    History

The history of the Boka Property has been discussed in detail in previous Technical Reports by Winter (2003a, b, c; 2004; 2005a, b) and SRK (2007). A summary based on that information is provided here for completeness.

Team 807 of the Yunnan Ministry of Geology and Mineral Resources discovered the Boka Property using a combination of soil and stream sediment sampling in 1999. Team 209 purchased the project in 2000 and commenced small-scale mining operations. Mining was conducted in a series of small tunnels (up to 2 m high), referred to as adits, with a vertical extent of around 200 m within shallow northeast dipping stratabound ore, along an approximately 600 m strike length of the B1N zone. Tunnelling confirmed the presence of a mineralized zone over a horizontal distance of approximately 210 m. Claimed production for the operation was about 4,800 oz per year at grades ranging from 5 g/t Au to 10 g/t Au (Winter, 2005b). The operations ceased production in 2004.

Anecdotal evidence provided by Chinese geologists indicates that the Boka Property was mined for some time by local farmers and miners. Artisanal miners have historically driven 134 adits at the property. These miners did not receive a daily wage for their efforts but were compensated by the gold they produced, either as a panned concentrate or more recently by what was delivered to the Team 209 treatment facility. It appears that these miners determined whether a tunnel or zone was payable by panning small samples of wall rock to determine if gold was present in the pan (Hatch, 2005).

To Snowden’s knowledge no Historical Estimates (i.e., those prepared prior to 1 February 2001) are available for the Boka Deposit.

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7    Geological setting

The geological setting of the Boka Deposit is detailed in previous Technical Reports by Winter (2003a, b, c; 2004; 2005a, b) and SRK (2007). A concise summary based on that information is provided here for completeness.

7.1    Regional geology

The Boka Property is located in the western part of the Yangtze (or Southwest China) Platform. This part of the Yangtze Platform is characterized by a complex and protracted depositional and deformation history that extended from the Middle Proterozoic (approximately 1,850 Ma) until, at least, the Late Triassic (about 199 Ma; e.g., Pow-foong Fan, 1984; Yang et al., 1986; Rhys, 2004).

The oldest rocks in the vicinity of the Boka Property are marine volcano-sedimentary rocks (which include slates, sandstones, carbonates, and tuffs) of the Middle to Late Proterozoic (1,850 Ma to 850 Ma) Kunyang Group. Gold mineralization in the Boka Property is hosted by sedimentary rocks of the Dayingpan Formation, one of at least eight formations forming the Kunyang Group. The Luoxue Formation of the Kunyang Group hosts the Dongchuan-type copper-bearing strata to the south of the Boka Property. Rocks of the Kunyang Group appear to be characterized by a north-south trend in the vicinity of the Boka Property.

Rocks of the Kunyang Group were consolidated during the Jinningian orogeny (850 Ma), intruded by associated granitoids (about 845 Ma to 819 Ma) and overlain by a series of younger platform sedimentary sequences of Late-Proterozoic (about 850 Ma to 600 Ma), Cambrian (about 543 Ma to 490 Ma), Silurian (about 443 Ma to 416 Ma), Devonian (about 416 Ma to 359 Ma) and Carboniferous (about 359 Ma to 299 Ma) age. Deposition in this part of the Yangtze Platform was periodically punctuated by periods of tectonism, including the Caledonian (about 444 Ma to 416 Ma) orogeny, which formed the Southeast China Fold Belt and raised the Yangtze Platform above sea level, the Hercynian orogeny (about 390 Ma to 310 Ma), and finally the Indosinian orogeny (about 239 Ma to 199 Ma) which formed the Eurasian continent.

Regional extensional conditions in the western marginal parts of the Yangtze Platform from the Devonian onwards resulted in the development of numerous rift-related basins and troughs. The Boka Property is situated immediately to the west of a major rift-related structure – the Xiaojiang Fault – in the eastern part of the Panxi Rift. This fault extends for hundreds of kilometres and is seismically active. Intensification of rift-related tectonism in the Permian resulted in the eruption of voluminous continental flood basalts (the Emeishan Flood Basalt Province) and the intrusion of associated gabbroic dykes and sills. The Emeishan flood basalts are extensively developed to the east of the Xiaojiang Fault, which is located in the eastern parts of the Boka Property.

Geological evidence suggests that the rocks in the vicinity of the Boka Property have been subjected to multiple stages of deformation, with the most notable being the development of north-south trending open folds, brittle-ductile shear zones, and associated structures. The absolute age of the gold mineralization in the Boka Deposit is currently unknown (SRK, 2007).

A map of the geology in the vicinity of the Boka Property (after Figure 4 in Winter, 2005a) is presented in Figure 7.1.

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Figure 7.1    Regional geology (after Winter, 2005a)

18277000m E
18295000m E
(Approx. 3 degree 3460100m E)
18315000m E
2950000m N
2930000m N
(Approx. 3 degree grid 2924000m N)
2910000m N
Grid North
Boka Gold Property
Mine Facilities
Boka 1
Boka 7
Gold Soil Anomaly
River
Jiang
Jinsha
Dongchuan Copper Camp
Road to Dongchuan
Permian-Cambrian, sediments and Basalt
Proterozoic Sediments
Gabbro/diabase intrusions
Soil Geochemical Anomaly (>20 ppb Au)
Major Fault
Gold Zone
0 2 4 6 8 10
Kilometres
After S.W. Sept. 2005
GK. Zone 18, WGS 84
Figure: 7.1
Southwestern Resources Corp.
Boka Gold Property
Yunnan Province, China
Regional Geology
Concessions
Date October 2007

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7.2    Property geology

The Boka Property is underlain by a sequence of interbedded fine-grained to coarse-grained marine sediments, interpreted as belonging to the Dayingpan Formation of the Proterozoic Kunyang Group, which have been multiply intruded by dykes and sills of varying composition and age. These rocks are preserved as an inlier of Proterozoic basement rocks surrounded by Palaeozoic platform sediments and Permian Emeishan flood basalts. Marine sediments of the Dayingpan Formation are considered to be the main host to the quartz vein-hosted gold mineralization on the Boka Property.

SRK (2007) recognized five main rock types for the Boka Property on the basis of re-logging of representative core from B1N, B1S, and Boka 7, including a marine sedimentary sequence of slates, carbonaceous slates, sandstone and conglomerate; and gabbroic rocks. The gabbroic rocks occur as intrusive dykes and sills throughout the marine sedimentary sequence. Although syenite and lamprophyre intrusive rocks have been described from parts of the Boka Property, they do not appear to occur in the vicinity of the Boka Deposit.

The host rocks appear to be characterized by a dominant penetrative fabric (denoted S1), which commonly transposes bedding and which generally dips towards the east. At least three major deformation events (denoted D1 to D3) have been described for these rocks (Table 7.1) based on detailed mapping in the vicinity of the Boka Deposit by Rhys (2004). SRK (2007), which indicate that the stratigraphy at the Boka Deposit may represent an overturned to recumbent fold with a moderate to steeply east-dipping axial plane, grading from a core of conglomerate and sandstone out towards limbs dominated by fine-grained sedimentary sequences with variable quantities of carbonaceous material, and that the folded stratigraphy has been subsequently thrust-faulted in a westerly direction. Winter (2005a, b) indicated that the gabbroic intrusive rocks cut across thrust faults and other crosscutting structures. Snowden notes that whilst a deformation history has been proposed for the Boka Deposit, details relating to the orientations associated with the various deformation events are incomplete.

Table 7.1    Deformation history for the Boka Deposit (after Rhys, 2004)

Deformation event	Details
D1	Tight to isoclinal folds with an axial planar S1 foliation (no orientations given)
D2	An east-dipping to southeast-dipping spaced foliation (S2) axial planar to northeast-plunging F2 folds
Post-D2	Shallow north-dipping to northwest-dipping shear zones
D3	Open folds with steep axial planes (no orientations given)
Post-D3	North- to northwest-dipping shear zones and syn-mineralization northeast dipping shear zones

Although gold mineralization appears to be associated with post-D3 northeast dipping shear zones, the absolute timing of both the deformation and the mineralization remain equivocal. Winter (2005b) speculated that the west-verging thrusting was initiated during the Jinningian orogeny, with possible reactivation during the Indosinian orogeny.

Petrographic studies by Miller (2003a) indicated that the sedimentary strata in the Boka area are essentially un-metamorphosed. Alteration as a result of decarbonatization, sericitization, muscovitization, carbonatization, sulphidization, silicification, and phosphorization processes is associated with the mineralization (Miller, 2003a).

A geological map of the Boka Property is presented in Figure 7.2.

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Figure 7.2    Boka Property geology

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8    Deposit types

The deposit types relevant to the Boka Property are detailed in previous Technical Reports (e.g. Winter, 2003a, b, c; 2004; 2005a, b; SRK, 2007). A concise summary based on that information is provided here for completeness together with findings from the most recent site visit.

The numerous anomalous zones of gold mineralization identified in the Boka Property area (e.g., Winter, 2005a, b; SRK, 2007) are considered as being representative of  structurally controlled quartz vein-hosted mesothermal lode gold deposits (e.g., Ash and Alldrick, 1996; Groves et al. 1998). These deposits are associated with regionally metamorphosed terrains of all ages (Archaean through the Phanerozoic) and are typically formed late syn-collisional in accretionary and collisional orogens. Mineralization-bearing veins are strongly structurally controlled by fault and joint systems (from major structures to third order splays) produced during regional terrain collision. Within these deposits a system of en echelon gold-bearing quartz veins and veinlets of a variety of shapes and sizes (typically less than 2 m in width) crosscut host lithologies with sharp vein-wallrock contacts. Wallrock alteration ranges from localized (within a metre of the veins) to pervasive (tens of metres from the veins) and includes silicification, pyritization, potassic metasomatism, and carbonate alteration. According to Ash and Alldrick (1996), the mineralized veins are more commonly economic where they are hosted by relatively large, competent units (e.g., intrusions).

SRK (2007) indicated that the main structural control on the mineralization is difficult to ascertain for the Boka Deposit. They speculated that the gold mineralization in the Boka Property area may be associated with the large-scale Panxi Rift and related Xiaojiang Fault (see Section 7). At a smaller scale, SRK (2007) considered that the development of gold-bearing veins and breccias may have been associated with west-directed thrusting of the sedimentary sequence over more rigid coarse-grained sediments and gabbroic rocks. In their model, ductile strain is partitioned into the less competent slate with brittle vein and breccia development associated with gold mineralization being focused around the more competent sandstone, conglomerate, and gabbro lithological units. Although this is merely an inference at the current drillhole spacing,  Snowden considers that SRK’s model has merit and should be taken into consideration when planning future exploration programs for the deposit.

Southwestern has used the structurally controlled quartz vein-hosted mesothermal lode gold deposit model in their exploration of the Boka Property area. This approach is considered appropriate, based on observations made during Snowden’s site visit. SRK (2007) noted that a significant aspect of the most recent exploration focus was to determine the relationship between zones of gold anomalism and identified local-scale to district-scale structures. Whilst this is clearly essential for a structurally controlled deposit, Snowden considers the current level of drilling to be currently too widely spaced to adequately model this relationship. A detailed three dimensional structural model is required for the deposit in order to properly understand mineralization continuity and the controls thereon. Additional closer-spaced drilling is needed in order to generate such a model with any confidence.

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9    Mineralization

The mineralization on the Boka Property is detailed in previous Technical Reports (e.g., Winter, 2003a, b, c; 2005a, b; SRK, 2007). A concise summary based on that information is presented here for completeness together with findings from the most recent site visit and current modelling.

Gold mineralization at the Boka Property appears to be part of a regional structurally-controlled mineralizing system. Gold mineralization has been identified over a north-south distance of approximately 8 km from the Boka 8 and 11 zones in the north to more than 2 km south of the Boka 7 zone (see Figure 7.2). The gold mineralization is hosted in marine sediments of the Dayingpan Formation of Kunyang Group (see Section 7). Boka 11, Boka 1 (the Boka Deposit), and Boka 7 are the main zones of known gold mineralization on the Boka Property. Artisanal miners have exploited high grade gold mineralization from these zones in a series of adits and tunnels.

Gold mineralization at the Boka Property is related to narrow and discontinuous quartz veins and associated alteration of host rocks. The Boka Deposit can best be described as a mesothermal lode-style gold deposit. This type of deposit is characterized by highly variable gold grades and structural complexity.

Gold mineralization is mainly hosted within veins and breccias that are comprised predominantly of quartz-carbonate-gold-sulphide (mainly pyrite). Wall rock alteration is generally restricted to centimetre-scale selvages to veins and breccia zones, although more pervasive de-carbonatization, sericitization, carbonatization, sulphidization, and silicification are observed, but not necessarily indicative of economic gold mineralization.

Gold mineralization does not appear to be preferentially hosted within any particular lithological unit.

At the vein-scale, detailed petrography work by Miller (2003a, b) indicated that mineralization consists of an early pyrite-siderite replacement phase, followed by a pyrite-ankerite-gold-quartz mineralization phase. Associated accessory phases include chalcopyrite, millerite, galena, sphalerite, a copper-sulphur phase, a lead-selenium-sulphur phase, and a nickel-arsenic-sulphur (plus iron) phase (Miller 2003a, b).

Scanning electron microscopy work by Miller (2003a) identified gold grains ranging from fine (about 5 μm) to relatively coarse grained (40 μm), hosted as inclusions within siderite and sulphides (mainly pyrite). In addition, gold was observed as interstitial to siderite and pyrite, and coarse “free” or “visible” gold has been noted in core and outcrop within the Project area.

With respect to the mineralized veins, SRK (2007) noted that: “although different vein and alteration styles are evident, their exact orientation, distribution and connectivity across the ore bodies is currently undetermined”, and indicated that it was not possible, given the current level of information, to determine structural controls on the mineralization at the meter-scale and vein-scale. They stated that “the best resolution of structural controls possible with the current data is at the lode-scale, where mineralized lodes are interpreted as fault-bound mineralized envelopes which contain gold-bearing veins developed within specific structural sites” and that “this level of understanding is sufficient for Resource estimation”. A similar approach was adopted by Winter (2005a, b).

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Gold grades in the historic exploration dataset for the Boka Property, particularly those for the Boka Deposit, indicated that high grade gold mineralization exists over broad drillhole intersections that are highly continuous between drillholes and drilling sections, lending support to SRK’s assertion. Snowden has determined, by validation of the database using Official Assay Data, that the magnitude and extent of previously reported gold mineralization was significantly overstated as a result of manual and deliberate manipulation of gold assay data (see Sections 10.1 and 14.1).

Snowden notes that, from viewing validated downhole mineralization intersections in three-dimensions, there is reduced confidence in the mineralization continuity at the lode-scale at the current drillhole spacing, with mineralization intersections being narrower and more discontinuous than previously modeled.

Snowden has reinterpreted the gold mineralization domains at the Boka Deposit as part of the generation of an updated Mineral Resource model for this deposit. These reconstructions were based on verified gold assay data in the reconstructed assay database. Although Snowden’s reinterpretation of the mineralized domains (see Section 17) consists of relatively broad envelopes (necessitated by the lack of a detailed three-dimensional structural model for the Boka Deposit), the distribution of high gold grades within these envelopes is much more variable and discontinuous than previous interpretations. An additional discussion pertaining to the nature and distribution of the gold mineralization at the Boka Deposit is presented in Section 11.1.2.

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10      Exploration

Information presented in this section has been prepared, in part, from information summarized from previously filed Technical Reports (Winter 2003a, b, c; Winter 2004; Winter 2005a, b; Hatch, 2005; SRK, 2007) and an internal report prepared for Southwestern (Hughes, 2007). The reader is referred to these filed reports for more detailed discussions on the exploration of the Boka Property. Southwestern has advised Snowden that, to the best of its knowledge, the exploration information presented in these reports is reliable.

10.1    Background

Regional investigations led Southwestern to the Boka region, where miners were extracting gold from numerous pits and adits. Southwestern’s management visited the area and, as a result of this visit, signed an exclusivity contract with Team 209 to conduct a due diligence program over an area of approximately 800 km2. Exploration conducted during this program included regional stream sediment sampling, rock chip sampling and detailed rock chip sampling of two of the tunnels at the mine site. Geochemical exploration data indicated that the Boka region was highly prospective for gold mineralization.

As a result of the due diligence assessment a Letter of Agreement was signed between Southwestern and Team 209 on 28 August 2002, and a Sino-Foreign joint venture partnership was formalized on 25 November 2002 to form Yunnan Gold.

After the formation of the joint venture partnership, Southwestern performed geochemical sampling, surface mapping, sampling, and mapping of mine workings, geophysical surveys, and drilling. Artisanal miners exploited the gold mineralization by a series of tunnels and workings at Boka 11, B1N, B1S, and Boka 7 and Yunnan Gold commenced its evaluation of the Boka Property by mapping and sampling these tunnels at B1N (Hatch, 2005).

Southwestern issued its first press release reporting significant gold mineralization for the adits (tunnel XG-15 in the B1N zone) on 3 December 2002, and its first press release reporting significant intersections of gold mineralization in drillholes (drillhole B02-01) on 7 March 2003.

Technical Reports for the project were filed on SEDAR in March 2003 (Winter, 2003a), June 2003 (Winter 2003b), August 2003 (Winter, 2003c), January 2004 (Winter, 2004), February 2005 (Winter, 2005a), and September 2005 (Winter, 2005b). None of these reports reference a Mineral Resource estimate; all are concerned with reporting of new drilling results for the project. An Inferred and Indicated Mineral Resource was estimated in June 2005 and used in a Preliminary Assessment conducted by Hatch later that year (Hatch, 2005). SRK completed an updated Mineral Resource estimate reported in their Technical Report dated January 2007 (SRK, 2007). This estimate included Measured, Indicated, and Inferred Resources and was intended for a Preliminary Feasibility Study being conducted by Southwestern.

No further estimation work has been performed prior to the Mineral Resource estimate reported herein.

On 19 July 2007, Southwestern issued a press release withdrawing all of its previously reported results for the Boka Property, instructing that such results should not be relied upon.

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In July 2007, Southwestern engaged Snowden to create an independently verified gold assay database for the Boka Property (see Section 14).

Snowden compared the assay data from Southwestern’s 9 May 2007 Boka Property assay database (the Southwestern Database) to the reconstructed and verified database. Based on this work, Snowden concluded that manual and deliberate changes were made to assay data, increasing the grade of samples within mineralized intersections. Based on the foregoing, Snowden has elected not to report the results of previous Mineral Resource estimates in this section of the report. Please refer to Southwestern’s press releases dated 19 July 2007 and 27 August 2007 for further information.

10.2        Exploration of the Boka Property

Exploration conducted on the Boka Property by Southwestern has included:

·    Regional geological mapping and soil sampling.

·    Follow-up trenching, mapping, and sampling of gold targets identified during regional programs.

·    Mapping, surveying, and sampling of tunnels excavated by artisanal miners.

·    Driving of six exploration tunnels (by Team 209).

·    Transient Electromagnetic (TEM) survey over the Boka 1 zone.

·    Diamond core drilling.

·    Detailed surveying of topography and drillhole locations.

·    Geological interpretation (IKONOS imagery) and field checking to map post-mineralization fault locations.

Drilling has been the dominant tool used for the exploration of the Boka Property. A more detailed discussion of the drilling is presented in Section 11 of this report.

Results of the exploration of the extensive system of adits and tunnels at Boka 1 (Figure 10.1 and Figure 10.2), Boka 7, and Boka 11 are discussed in detail in Winter (2003a).

Numerous target areas containing gold, copper, and copper-cobalt anomalies were defined from property-wide soil sampling (Hughes, 2007). Hughes (2007) reviewed and prioritized the most important of these, and made recommendations for follow-up exploration to assess them. The priority areas for follow-up sampling, mapping and/or drilling include gold-in-soil anomalies in Boka 2, 7, 8, 11, and Lower Zone target areas (see Figure 7.2), as well as three target areas of gold or gold-copper soil anomalies in the Tuobuka-Shanmu Licence area (see Figure 4.2).

The TEM survey over the Boka 1 mineralized zone outlined a conductive graphite shear zone which appears to form the hangingwall to the gold mineralization. This conductive zone was interpreted to extend at least 1,500 m down-dip. Winter (2005b) indicates that step-out drilling (towards the east) was planned to evaluate the stratigraphy and structure below the conductive horizon at depth.

Snowden has been advised by Southwestern that, to the best of its knowledge, no legal surveys have been conducted on the Boka Property.

Recent geological and structural mapping of the Boka 1 and Boka 7 zones (Mason, 2007) indicated that additional mapping and drillhole core re-logging are required to improve the existing geological interpretation of both zones. Mason (2007) also recommended that Southwestern consider using appropriate software to model the complex geology of these zones in three-dimensions.

Southwestern has managed all exploration on the Boka Property since late 2002.

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Figure 10.1    Plan of adits in the B1N area

SOUTHWESTERN RESOURCES CORP.
Boka Gold Project
Yunnan Province - China
Boka 1 Area
Boka 1 North Tunnels
DATE: December 7, 2004
After: J & Y Zhong
Figure 7.3
Section 6000
Section 5900
Section 5800
Section 5700
Section 5600
Section 5500
2924400 mN
2924200 mN
2924000 mN
34601300 mE
34601500 mE
Grid North
N
Drill Access Road
0
40
80
120
80
200
metres

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Figure 10.2    Plan of adits in the B1S area

SOUTHWESTERN RESOURCES CORP.
Boka Gold Project
Yunnan Province - China
Boka 1 Area
Boka 1 South Tunnels
DATE: December 7, 2004
After: J & Y Zhang
Figure 7.4
Grid North
N
34601300 mE
34601100 mE
34601500 mE
2923800 mN
2923600 mN
2923400 mN
Section 5400
Section 5300
Section 5200
Section 5100
Section 5000
PD84
PD85
PD86
PD82
PD83
PD80
PD81
PD62
PD63
PD64
PD65
PD11
PD10
PD16
PD9
PD3
PD1
PD116
PD4
PD5
PD2
PD6
PD7
PD14
PD8
PD20
PD67
PD13
PD12
PD68
PD19
LXK2
LXK3
PD21
PD22(NEW)
M002
LXH1
PD23
PD27
PD28
PD31
PD33
PD32
PD26
PD24
PD25
PD34
PD29
PD30
PD35
PD38
PD39
PD36
PD37
PD71
PD71(NEW)
PD41
PD40
PD59
PD49
PD42
PD57
PD56
PD58
PD46
PD45
PD44
PD55
PD54
P61
PD51
PD52
Drill Access Road
0
40
80
120
80
200
metres

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11      Drilling

11.1        Historic exploration drilling – 2002 to 2007

Historical exploration drilling programs are defined, in this report, as those conducted by Southwestern prior to the recent independently-supervised twin drilling program. Snowden was not able to independently verify the drilling methods presented in this section as Snowden was not present during these historical operations. Unless otherwise noted, the information presented in this section has been summarized from previous Technical Reports (Winter, 2003a, b, c; 2004; 2005a, b; SRK, 2007) and other relevant information provided by Southwestern.

11.1.1        General

Drilling has been the dominant tool used for the exploration of the Boka Property. A total of 262 diamond core exploration drillholes (95,229 m) had been drilled on the Boka Property at the time of writing. The drilling was focused on the B1N (121 drillholes) and B1S (105 drillholes) mineralization zones, with limited drilling having been conducted on the Boka 7 (32 drillholes) and Boka 19 (three drillholes) mineralization zones. A variety of drilling contractors have been used including: EDCO Drilling (EDCO) a division of TVI Pacific Inc., Yunnan Bradley Drilling Ltd. (Bradley), Sichuan Huafeng Drilling Project Co. Ltd. (Huafeng), and Sinotek (Kunming) Exploration Co. Ltd. (Sinotek). A summary of the historic exploration drilling conducted on the Boka Property is presented in Table 11.1, Table 11.2, and Appendix A.

Table 11.1    Historical exploration drilling - Boka Property (2002 to 2007)

Year	Number of drillholes	Metres drilled (m)	Drilling contractors
2002	2	508	EDCO
2003	25	9,203	EDCO, Huafeng
2004	52	18,490	EDCO, Bradley, Huafeng
2005	78	34,597	Bradley, EDCO, Huafeng, Sinotek
2006	83	26,299	Huafeng, Sinotek
2007	22	6,132	Huafeng, Sinotek
Total	262	95,229

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Table 11.2    Historical exploration drilling by zone

Zone	Number of holes	Metres drilled (m)
B1N	121	43,897
B1S	105	39,083
Boka 7	32	11,521
Boka 19	3	728
Total	262	95,229

A total of 32 drillholes of the 262 drillholes were not available for Resource modeling. A total of 16 drillholes had assay data outstanding (drillholes drilled subsequent to B07-234), seven had been abandoned, and a further seven were geotechnical drillholes (see SRK, 2007). Summary details of the 230 drillholes available for Resource modeling are presented in Table 11.3. Drillholes are effectively spaced on 50 m centres at the Boka Deposit, whereas they are spaced on 100 m or greater centres at Boka 7.

Table 11.3    Historical exploration drilling by zone (drillholes available for estimation)

Zone	Number of drillholes	Metres drilled (m)
B1N	109	40,465
B1S	89	34,240
Boka 7	32	11,521
Total	230	86,226

Drilling was conducted using diamond core drill rigs by the various contractors. Due to poor ground conditions all drilling contractors used a decreasing core size drilling strategy to maximize recovery: PQ (84.8 mm) to a depth of 100 m, then HQ (63.0 mm), then NQ (47.6 mm), where conditions deemed it necessary. Previous Technical Reports do not mention how drillhole collars were located. Snowden independently checked the location of four drillholes (see Section 14.1.4) and did not note any discrepancies. Winter (2005a) noted that all downhole surveys were conducted using a single shot camera. Downhole survey readings were taken approximately every 50 m.

Drillhole core is extracted from the drill rods and placed in plastic trays at the drill site. The plastic trays were marked accordingly (e.g., drillhole number, drilling direction, depth). Markers (wooden or plastic) were placed at the appropriate depth. The metres drilled were reconciled against the metres of core recovered by the drilling company and Southwestern staff at the drill site. Although the broken and shattered nature of the rocks on the Boka Property results in variable recovery rates, recovery is generally at about 90%. A few drillholes from the earlier part of the drillhole program display relatively poor recoveries (60% to 80%).

The core was transported back to a secure concrete core storage facility at Southwestern’s Boka office and accommodation complex. Core was then logged by Southwestern geologists, firstly onto paper and then transferred into a computer logging system (spreadsheet-based) and the digital drillhole database. Sample intervals were marked and recorded and the core was set aside for sampling (see Section 12).

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11.1.2          Results

Results of the drilling, based on values contained in the reconstructed database indicate that the mineralization at the Boka Deposit is not as wide or continuous as previously thought. A series of narrow (2 m to 10 m wide), discontinuous mineralized intercepts define an overall northwest-southeast trend (about 330°) and moderate dip (30° to 40°) to the east for the mineralization at the Boka Deposit. This suggests that there are at least two levels of structural control on the gold mineralization: lode/regional-scale control on the overall distribution of the mineralization (i.e., fluid focussing along faults and shear zones); and vein/local-scale control on the distribution of gold within host structures (i.e., in zones with favourable physicochemical factors for mineralization). Mineralization continuity is difficult to model within the broader zone at the current drillhole spacing. A detailed three-dimensional structural model, generated through additional drilling and underground structural mapping, is required to establish such controls in order to better domain the deposit for Resource modeling.

The overall mineralization at B1N can be traced over a strike length of about 600 m and appears to extend approximately 450 m down dip, being open at depth. Mineralization in the B1S zone appears to extend approximately 350 m along strike and approximately 500 m down dip, and is also apparently open at depth. Discontinuous mineralization intercepts in both zones range between 2 m and 10 m wide, within the broader zone that is up to 290 m wide.

Mineralization at Boka 7 is more difficult to interpret due to the wide drillhole spacing and the generally low grade nature of drillhole mineralization intercepts in this part of the Boka Property.

The majority of the exploration drillholes were drilled at angles of between -50° and -90° (-71° on average) inclined at an average bearing of approximately 244°. Gold mineralization appears to trend approximately northwest-southeast, and dips approximately 40° to the northeast. Drillhole mineralization intercepts are therefore considered to approximate true width.

11.2        Twin drilling program - 2007

A recent high-quality twin drilling program was conducted on the Boka Deposit (both B1N and B1S zones) for data verification and metallurgical testing purposes. Geologists from Southwestern’s Peruvian operations attended the Boka Property to independently oversee the twin drilling program. A total of 27 drillholes were planned for this program, however the program was stopped due to dangerous working conditions (poor weather) during the drilling of the seventeenth drillhole. A further four drillholes were also stopped before reaching their target depth due to dangerous conditions. Details of the twin drillhole program are presented in Table 11.4 and Appendix B.

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Table 11.4    Twin drilling program summary details

Zone	Planned		Actual
	Number of drillholes	Metres (m)	Number of drillholes	Metres drilled (m)
B1N	15	3,400	11*	1,943
B1S	10	1,610	6	697
Boka 7	2	500	-	-
Total	27	5,510	17*	2,640
*The twin drillhole program was stopped after the drilling of the seventeenth drillhole (B04-49A). A further four drillholes were also stopped as a result of dangerous drilling conditions due to poor weather.

Twin drillhole locations were selected to test original drillholes for which elevated gold grades were reported over wide zones. Twin drillholes were given the same drillhole number as the original drillhole, with the suffix ‘A’ added to distinguish between original and twin.

Drilling was conducted using diamond core drill rigs operated by Huafeng and Sinotek. A similar decreasing core size drilling strategy to that used in the exploration drilling (see Section 11.1.1) was used to maximize recovery. Drillhole collars were located using a global positioning system (GPS) and surveyed by Southwestern using a total station system. The drilling contractor was then responsible for rig setup, including mast positioning. The Peruvian geologists conducted a check on the rig setup prior to drilling commencement. Snowden independently checked the location of four drillholes (see Section 14.1.4) and did not note any discrepancies. Ausenco Limited (Ausenco) requested that no twin drillholes were more than 10 m from the original drillhole. All four twin drillhole collars surveyed by Snowden were within 5 m of the original drillhole collar. Downhole surveys were conducted every 50 m using a single shot camera.

The majority of the holes were drilled inclined toward the southwest (245° on average) at angles of between -55° and -76° (averaging -69°). A single drillhole (B06-174A) was drilled vertically. As mentioned in Section 11.1.2, the orientation of the drillholes has been designed to orthogonally intersect the mineralization, resulting in drillhole intercepts that approximate the true width of the mineralization.

Drillhole core was extracted from the drill rods and placed in plastic trays at the drill site. The plastic trays were marked accordingly (e.g., drillhole number, drilling direction, depth). Plastic markers were placed at the appropriate depth. Drillhole core recovery was recorded by the drilling contractors at the drill site. Core recovery averaged approximately 97% for the completed twin drillholes. Additional details of core handling and transportation, as used during the twin drilling program, are provided in Section 13.2.

Results of the twin drilling program are discussed in Section 13.3.1.

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11.3        Recommendations for future drilling programs

Snowden recommends the following:

·      Downhole survey data has historically been collected at too wide an interval (every 50 m). Southwestern are advised to increase downhole survey readings to at least one every 30 m. Southwestern are recommended to research alternative advanced downhole survey tools designed to obtain highly accurate surveys (e.g., Reflex Maxibor® II, FLEXIT GyroSmartTM) for future drilling programs.

·      Snowden was provided with electronic copies (scans and spreadsheet logs) of all Southwestern’s drillhole logs. Snowden notes that the information in many of the electronic spreadsheet logs is incomplete, and is often also missing from the scans. Snowden recommends that all information for a given drillhole be compiled into the spreadsheet log for that drillhole. This should be done for all drillholes on the Boka Property.

·      Southwestern should attempt to obtain oriented core as part of future drilling programs to assist in the structural interpretation of the Boka Deposit.

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12      Sampling method and approach

12.1        Historical exploration – 2002 to 2007

Historical exploration is defined, in this report, as that conducted by Southwestern prior to the recent independently controlled twin drilling program. Snowden was not able to independently verify the sample method and approach presented in this section as Snowden was not present during these historical operations. Historical information presented in this section has, therefore, been summarized from previous Technical Reports (Winter, 2003a, b, c; 2004; 2005a, b; SRK, 2007).

12.1.1        Adit samples

As a means of quickly evaluating the mineralization on the Boka Property, Southwestern initially conducted a program of surveying and sampling of the adits that had been excavated by the artisanal miners. Tunnel samples were collected by a geologist and two samplers employed by Southwestern.

Southwestern initially conducted horizontal channel sampling in the adits and tunnels. This initial sampling method was prone to misrepresenting the value of the mineralization (Winter 2003a). Winter (2003a) suggested a panel sampling procedure whereby 3 m long panels (2 m high) would be sampled by four lines of chips forming a cross (horizontal, vertical, top right to bottom left, and top left to bottom right). The idea was that panel samples would be more representative than horizontal channel samples. This procedure appears to have been implemented in early 2003.

Snowden notes that adit samples are concentrated in the small-scale high grade zones exploited by artisanal miners and may not fairly represent mineralization in surrounding lower grade zones. The elevated grades in the adit samples are, however, indicative that there are discrete zones of elevated gold grade within the Boka Deposit. This has been confirmed through independent sampling of the adits by numerous parties (e.g., L.D.S. Winter, Southwestern).

Additional details regarding the adit and tunnel sampling conducted by Southwestern are presented in previous Technical Reports (Winter 2003a, b, c).

12.1.2        Drillhole core samples

According to the Southwestern Database, a total of 39,461 samples were collected from drilling on the Boka Property during the historical drillhole program. Of these, 38,002 were primary drillhole core samples and 1,459 were quality control samples (field duplicates and field standards; see Section 13.1.2 for definitions). Samples collected from drillholes drilled in the B1N zone cover an area of approximately 0.3 km2. Samples collected from drillholes drilled in the B1S zone cover approximately 0.6 km2. Samples collected from drillholes drilled in the Boka 7 zone cover approximately 0.7 km2. Drillholes at the Boka Deposit are spaced approximately 50 m apart, whereas those in the Boka 7 zone are spaced 100 m or wider apart. A summary of sample composites is presented in Appendix C.

Drillhole core sample intervals were constrained by geological boundaries. Half core samples were collected from each sample interval down the full length of each drillhole. Sampling was conducted subsequent to core logging by Southwestern personnel in the secure concrete core storage facility at the Boka camp. Additional details relating to sample handling are presented in Section 13.1.

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Rock conditions on the Boka Property are generally poor; the rock has been subjected to several phases of deformation and is highly fractured. This has been compounded near surface by weathering and oxidation. As a result of these factors, sections of core are highly fractured and friable due to oxidation (Winter, 2005a, b). Core recovery is about 90% for the majority of the historic drillholes; however several early drillholes display poorer recovery (60% to 80%), which generally corresponds to mineralized sections that were oxidized. Winter (2005a, b) considered that gold values from drillhole core samples were likely understated as a result. Snowden concurs with this observation.

Snowden notes that the historic exploration drillhole core is stored in plastic trays, many of which have small holes in the base. It is therefore likely that some of the core has been lost during different periods of core tray handling. This may also result in understated gold values for a given sample interval, depending on when the sample was collected relative to storage in the trays.

An additional source of potential bias could be related to the differential sample support associated with PQ, HQ, and NQ core sizes downhole. No studies have been conducted to assess this.

Additional details regarding the historic drillhole core sampling are presented in previous Technical Reports (Winter 2003a, b, c; Winter 2004; Winter 2005a, b; SRK, 2007).

12.1.3        Other sample types

Outcrop, trench, or soil samples are not discussed in this section as they were not considered for use in Resource modeling. Information relating to these sample types is presented in previous Technical Reports (Winter, 2003a, b, c; 2004; 2005a, b; SRK, 2007).

12.2        Twin drilling program 2007

All samples collected during the recent twin drilling program were from drillhole core. No drillhole core sampling was conducted by Southwestern personnel. Whole core in security sealed core boxes was sent to SGS-CSTC Standards Technical Services Ltd. facility in Tianjin (SGS Tianjin) for sampling, sample preparation, and analysis. Sampling of the core was conducted by SGS Tianjin personnel under the supervision of Ausenco. For additional details regarding the chain-of-custody of core from the twin drilling program see Section 13.2.1.

Drillhole core was sampled in lengths of up to 2 m and in such a way that lithological boundaries were respected. Twin drillholes were not sampled in their entirety. Sample interval selection was guided by the gold assay data reported in the original exploration drillholes (samples were generally only collected over those intervals for which elevated gold grades were historically reported). Each sample length of drillhole core was cut in half. One half of the core was then bagged for metallurgical testing. One half of the remaining core (i.e., a quarter-core sample) was then collected for gold assaying. Sample numbers were provided by SGS Tianjin. Relevant details of all sample intervals were recorded by Ausenco and provided in spreadsheet form to SGS Tianjin.

A total of 835 samples had been collected by SGS Tianjin, under the supervision of Ausenco, from nine of the 17 twin drillholes (six drillholes from B1N and three from B1S) completed (or partially completed) when the twin drilling program was stopped. Of these a total of 726 samples from eight twin drillholes (six drillholes from B1N and two from B1S) had been prepared and analyzed at the time of writing. Whilst completion of the full twin drilling program would provide a more representative coverage of the Boka Deposit, the eight drillholes for which assay data is available are considered suitably representative for data verification purposes. Core recovery is generally around 97% for the twin drillholes and samples are considered to be of high quality.

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12.3        Recommendations

Snowden recommends that Southwestern consider the following:

·      Establishing the relationship between adit chip/channel/panel and drillhole core samples by conducting infill drilling in the vicinity of the adits. This may require opening and shoring up one or more of the existing adits, or driving new tunnels specifically designed to test the whole mineralization system and not just the high grade portion of it. This relationship would provide details as to the nature of the bias, if any, between the two datasets, and allow Southwestern to better assess the risks associated with the Boka Deposit. Such drilling will also allow Southwestern to evaluate the potential additional Mineral Resources contained in the adits.

·      A study should be conducted to assess the bias, if any, in gold assay data associated with the different core sizes. De-biasing may be required in the event that a bias is found to be associated with PQ versus HQ versus NQ drilling.

·      All core trays should be sealed at the base so that no sample material can spill out during core tray handling. Holes in historic core trays should be plugged. All drillholes for which such holes exist should be flagged in the database for later analysis.

·      Southwestern’s recent high quality twin drillhole program has provided samples that Snowden considers to be of good quality. Southwestern is recommended to maintain this standard of sampling in future exploration programs.

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13      Sample preparation, analyses, and security

13.1        Historical exploration drilling and sampling programs

Historical exploration drilling and sampling programs are defined, in this report, as those conducted by Southwestern prior to the recent independently controlled twin drilling program. Snowden was not able to independently verify the sample security, preparation, and analytical procedures presented in this section as Snowden was not present during these historical operations. All of the information presented in this section has, therefore, been summarized from previous Technical Reports (Winter, 2003a, b, c; 2004; 2005a, b; SRK, 2007) and the reader is referred to these documents for more details.

13.1.1        Sample security, preparation, and analytical procedures

Southwestern has been exploring the Boka Property since late 2002 and has used a variety of different sample preparation and analytical laboratories. A brief summary of Southwestern’s sample security, sample preparation, and analysis procedures during the previous five years of exploration is provided in this section. A summary of the different sample preparation and analytical laboratories used during this period is presented in Table 13.1.

Although Southwestern has collected other geochemical samples (e.g., soil, trenches, and outcrop samples) during the exploration of the Boka Property, a detailed discussion of these samples is not included here. The following discussion is focused on adit, tunnel, and drillhole core samples, which are considered to be the most important samples for Mineral Resource modeling and evaluation.

Adit samples and initial drilling – 2002 and 2003

Samples collected from the adits, historically excavated by the artisanal miners, were placed in sample bags. Drillhole core (from drillholes B02-01, B02-02, and B03-02a to B03-09b) was split longitudinally into two halves, with one half being stored in plastic trays in a secure concrete building on site. Half core samples collected over approximately 2 m core lengths were placed in sample bags. Sample bags were then sealed with individually numbered sample ties and a number of sample bags were then combined into a single double rice bag. This bulk bag was also sealed with an individually numbered security tag.

Samples were then shipped to the Langfang Institute of Geochemical and Geophysical Exploration (Langfang Institute), Langfang, Hebei Province, for sample preparation and analysis. Winter (2003a) indicated that the Langfang Institute, which is located approximately 60 km from Beijing, was ISO 9001 certified.

Adit and other exploration (e.g., trenches) samples were digested in aqua regia acid and gold, silver, copper, nickel, arsenic, antimony, and bismuth were determined by atomic absorption spectroscopy (AAS).

Winter (2003a, b, c) indicated that the drillhole core samples were crushed to less than 2 mm (-10 mesh). There is no mention as to whether the sample was then pulverized at the sample preparation laboratory, or whether it was sent to the analytical laboratory for further preparation prior to analysis. Winter (2003a, b, c) indicated that a 1 kg sample was then split from the prepared material and sent by airfreight to the laboratories of ALS Chemex Ltd. (ALS Chemex) in Vancouver, BC. Sample preparation rejects appear to have been stored at the Langfang Institute. All drillhole core samples were assayed for gold using the screen fire assay method. ALS Chemex is an ISO 9001: 2000 registered laboratory. Winter (2003a, b, c) noted that ALS Chemex was actively pursuing accreditation for ISO 17025 under CAN-P-1579 “Guidelines for Accreditation of Mineral Analysis Testing Laboratories”. ALS Chemex acquired this accreditation from the Standards Council of Canada on 18 May 2005.

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Table 13.1    Sample preparation and analytical laboratories used by Southwestern during the exploration of the Boka Property

Sample type	Adit/Drillhole details	Sample preparation laboratory	Analytical laboratory	Year
Rock from adits/trenches	Majority of adits	Langfang	Langfang	2002, 2003
Rock from adits/trenches for check assays	Majority of adits	KMR Institute	IPL or ALS Vancouver	2004
Drillhole core	B02-01, B02-02 B03-02a to B03-09b	Langfang	Langfang	2003
Drillhole core	B03-10 to B03-19 B03-21 to B03-25 B04-26 to B04-30	KMR Institute	IPL or ALS Vancouver	2003, 2004
Drillhole core	B03-22 B04-31 to B04-50 B04-52 to B04-67 B04-69 to B04-74 B04-76 B05-77, B05-78 B05-81, B05-82	Xi’an	IPL Vancouver	2004, 2005
Drillhole core	B04-51, B04-68 B04-75 B05-79, B05-80 B05-83 to B05-89 B05-91 to B05-122 B05-124 to B05-136 B05-138 to B05-153 B06-154 to B06-229 B07-230 to B07-232 B07-234	SGS Kunming	SGS Tianjin	2005 to present
Notes: Langfang = Langfang Institute of Geochemical and Geophysical Exploration;IPL = International Plasma Laboratories; KMR Institute = Kunming Metallurgy Research Institute; ALS = ALS Chemex laboratories; Xi’an = Northwest non-ferrous Geology Research Institute; SGS = SGS Group laboratories

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Exploration drilling – 2003 and 2004

Drillhole core (from drillholes B03-10 to B03-19, B03-21 to B03-25, and B04-26 to B04-30) was sampled by Southwestern personnel in a similar way to that described above. Southwestern personnel transported the security sealed bulk bags to the Kunming Metallurgy Research Institute (KMR Institute) for sample preparation. Drillhole core remaining after sampling was stored in plastic trays in a secure concrete building.

Winter (2004) indicates that the drillhole core samples were crushed to less than 2 mm (-10 mesh) at the KMR Institute. There is no mention as to whether the samples were then pulverized at the sample preparation laboratory, or whether they were sent to the analytical laboratory for further preparation prior to analysis. Winter (2004) indicated that a 500 g sample split was taken of the prepared material and sent to either the Vancouver laboratories of International Plasma Labs Limited (IPL), seemingly through Process Research Associates Ltd., Vancouver, or ALS Chemex for analysis. Sample preparation rejects appear to have been stored at the KMR Institute in Kunming.

Samples were analyzed for gold using either the screen fire assay method or the conventional fire assay technique with an AAS finish. Initial conventional fire assays were conducted at the IPL laboratory using a 30 g charge (in 2003). This was increased to a 50 g charge in 2004. An additional suite of elements, including Ag, Cu, Pb, Zn, As, Sb, Hg, Mo, Tl, Bi, Cd, Co, Ni, Ba, W, Cr, V, Mn, La, Sr, Zr, Sc, Ti, Al, Ca, Fe, Mg, K, Na, and P, were analyzed by Inductively Coupled Plasma Emission Spectroscopy (ICP) at the IPL laboratory in Vancouver.

Exploration drilling – 2004 and 2005

Drillhole core (from drillholes B03-22, B04-31 to B04-50, B04-52 to B04-67, B04-69 to B04-74, B04-76, B05-77, B05-78, B05-81, and B05-82) was sampled by Southwestern personnel in a similar way to that described above. Southwestern personnel shipped the security sealed bulk bags directly to the assay laboratory of the Northwest Non-Ferrous Geology Research Institute (ISO 9002) located in Xi’an, Shaanxi Province, P.R.C (Xi’an Laboratory). Drillhole core remaining after sampling was stored in plastic trays in a secure concrete building.

Winter (2005a) indicated that drillhole core samples were crushed to less than 2 mm (-10 mesh) at the Xi’an Laboratory. There is no mention as to whether the sample was then pulverized at the sample preparation laboratory, or whether it was sent to the analytical laboratory for further preparation prior to analysis. A 500 g sample split was taken of the prepared material and sent to the IPL laboratory in Vancouver for analysis. Sample preparation rejects appear to have been stored at the Xi’an Laboratory in Xi’an.

Samples were assayed for gold using conventional fire assay with a 50 g charge and an AAS finish. An additional suite of elements, including Ag, Cu, Pb, Zn, As, Sb, Hg, Mo, Tl, Bi, Cd, Co, Ni, Ba, W, Cr, V, Mn, La, Sr, Zr, Sc, Ti, Al, Ca, Fe, Mg, K, Na, and P, were analyzed by ICP at the IPL laboratory in Vancouver

Exploration drilling – 2005 to present

Drillhole core (from drillholes B04-51, B04-68, B04-75, B05-79, B05-80, and all drillholes drilled subsequent to B05-83) were sampled by Southwestern personnel in a similar way to that described above. Southwestern personnel shipped the security sealed bulk bags directly to the SGS-China Laboratories sample preparation facility in Kunming (SGS Kunming).

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SRK (2007) indicated that the entire composite was crushed to less than 2 mm (-10 mesh) and that a 500 g split was sent to SGS Tianjin for conventional fire assay using a 50 g charge and an AAS finish. There is no mention as to whether the sample was pulverized at SGS Kunming, or at SGS Tianjin. SGS Tianjin is ISO 9002 accredited.

Other samples

Other exploration samples (e.g., outcrop rock chip, soil, and trench samples) were initially shipped directly in security sealed bags to the Langfang Institute for analysis. More recently (2004 onwards) such samples were shipped directly in security sealed bags to the Xi’an Laboratory. The samples were digested in aqua regia and then analyzed for gold, silver, copper, nickel, arsenic, antimony, and bismuth by AAS.

13.1.2         Quality control and data verification

Southwestern’s Quality Assurance Quality Control (QAQC) procedures and the various data verification studies conducted by previous consultants are discussed in previous Technical Reports (Winter 2003a, b, c; 2004; 2005a, b; SRK, 2007). A summary of that information is presented in this section.

QAQC procedures

Contamination, precision, and accuracy are the three most important aspects that should be monitored during any mineral exploration project.

Contamination is ‘carry-over’ of gold from one sample to the next through ineffective cleaning of machinery during comminution and/or spillage while weighing and moving samples. The degree of contamination in a laboratory can be measured through the insertion of blank samples into sample batches. Blank samples contain only trace gold mineralization and should assay near the analytical detection limit for the variable of interest.

Precision is a measure of the repeatability of analytical results. The precision of gold samples is gauged by analyzing multiple splits of the same sample using the same method and examining the variance between the individual results. In gold deposits the precision is often affected by mineralogical factors such as homogeneity, grain size, or inconsistencies in the sample preparation or analysis.

Accuracy is a measure of how close an analytical result is to the expected (actual) value. The accuracy of the analytical technique used is measured by analyzing certified standard reference material, which is material for which the absolute value of gold is reliably known within a quantified narrow range. Standards added to the sample stream by outsiders make the expected value blind to the laboratory (“external standards”), even though the laboratory will inevitably know that the sample is a standard of some sort. By comparing the results of a laboratory’s analysis of a standard to its accepted value, the accuracy of the assay results of the laboratory can be assessed. Comparisons of assay results determined on the same samples by different laboratories provide additional information for assessing the accuracy of the assay results generated by the primary laboratory.

Southwestern uses its own set of standard samples (external or field standards) to assess the accuracy of the analytical results obtained from the relevant analytical laboratory. Field and pulp duplicate samples were used by Southwestern to assess the precision in their analytical results. Field duplicate samples are quarter-core duplicates collected from the core stored on site over the same interval as the original half-core sample (by Southwestern personnel). Pulp duplicate samples are splits of the pulverized material that is generated at the end of the sample preparation process (pulverization of the crushed sample material was conducted at the various analytical laboratories prior to analysis). Southwestern did not submit any of the coarse reject samples (i.e., the crush duplicates retained by the various sample preparation laboratories; see Section 13.1.1) for analysis.

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Field standard and field duplicate samples were submitted at a frequency of approximately one in every 40 samples as part of Southwestern’s QAQC program. A total of 16 field standard samples, made by Gannet Holdings Pty. Ltd. (Gannet) and covering a range of gold values from 5 ppb Au to 35.6 g/t Au, were used by Southwestern. Southwestern submitted a varied selection of field standards with each batch of exploration samples (i.e., effectively blind to the relevant analytical laboratory). No field blanks (i.e., samples of un-mineralized material) were submitted to the analytical laboratory, although the lowest grade field standard is, effectively, a field blank.

Pulp duplicate samples were regularly analyzed by the relevant analytical laboratory. Analytical laboratories usually also routinely analyze a set of standard samples (in-house and/or round robin-certified standards) as a monitor of accuracy and a set of laboratory blanks as a monitor of contamination as part of their accredited Quality Management System. Snowden was able to verify that such samples were being analyzed at the IPL, ALS Chemex, and SGS Tianjin laboratories (from official laboratory certificates provided directly to Snowden by these laboratories). The same could not be done for the Langfang Institute, for which no Official Assay Certificates were available.

QAQC results

Southwestern’s initial QAQC results were assessed by Whitehead (2005), as reported in Winter (2005a, b). Whitehead (2005) concluded, based on an assessment of the analyses from 65 field standard and 65 field duplicate samples from the Boka Project, that the analytical results were within “normal and acceptable levels of accuracy and precision”, and that they could “be considered to be representative of the naturally occurring mineralization”.

SRK (2007) conducted a detailed assessment of all available QAQC data for the Boka Property:

•	SRK (2007) noted that Southwestern’s QAQC data was not in a coherent format at the time of their assessment. SRK (2007) had to rely on QAQC data in a variety of different formats.

•
Results for the field standard samples were generally acceptable for twelve of the 16 field standards used by Southwestern (see above). Results for the remaining four field standards (S2, S3, S4, and S5) were regarded as unacceptable as they displayed a constant and significant negative bias. SRK (2007) suggested that standards S2 to S5 were poorly characterized, and suggested that “there is not necessarily any bias occurring as part of the assaying procedure”. This was supported by the findings of SRK’s (2007) visit to the IPL laboratory in Vancouver (see below). Numerous outlier values were noted in the field standard assay data. Several of these were ascribed to simple sample transcription errors.

•
SRK (2007) commented that there were insufficient numbers of field duplicates within the grade ranges of the mineralized lodes (greater than 0.5 g/t Au) to comment on the precision of the field duplicates.

•	SRK (2007) did not examine any internal laboratory QAQC data.

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Independent laboratory assessments

SRK (2007) conducted independent technical assessments of the KMR Institute and SGS Kunming laboratory sample preparation facilities, as well as of the Xi’an, IPL (Vancouver), and SGS Tianjin analytical laboratories. Their main conclusions were:

•
The sample preparation facilities at both the KMR Institute and the SGS Kunming laboratory were considered to be capable of preparing samples for Resource estimate work. SRK (2007) commented that there were no fatal flaws uncovered during the laboratory assessments. They did, however, recommend that several housekeeping issues, machinery design defects, and a more rigorous quality control with regards to sample handling by operators required resolution.

•
The Non-ferrous Metal Northwest Geological Test Centre in Xi’an laboratory was found to be capable of producing reasonably accurate and precise results. SRK (2007) noted several minor shortcomings in the sample preparation and QAQC reporting and made recommendations accordingly.

•	The IPL laboratory in Vancouver was found to meet or exceed industry standards of best practice.

•	Sample control and analysis procedures at the SGS Tianjin laboratory were found to be appropriately managed and at a high confidence level.

Additional data verification

The various data verification assessments conducted on the Boka Property exploration data by previous independent consultants, as well as their conclusions, are summarized as a series of bullet-points below:

•
Winter (2003a) conducted on-site verification of multiple aspects of Southwestern’s exploration activities on the Boka Property during a site visit in January 2003. Winter (2005a, b) conducted two further site visits, on 10 September and 15 November 2003, respectively. No mention is made with respect to additional data verification conducted as part of these visits.

•
Winter (2003a) carried out a program of independent check sampling of the gold mineralization in several adits. The results of this sampling confirmed the elevated gold grades reported by Southwestern for parts of the Boka Deposit.

•
SRK (2007) requested that pulp samples from a selection of drillholes within the mineralized intersections of the B1N, B1S, and Boka 7 deposits be submitted by Southwestern for check assaying. This was done to address the concerns raised during some of the laboratory audits conducted by SRK, the low numbers of appropriate field duplicates, and the problems noted by SRK in the assay results of some of the field standards (see above). SRK (2007) noted that there was no significant bias between the primary and check assays for the selected samples.

13.1.3          Comments on historical information

Based on the summary of historical sample preparation, QAQC, and data verification presented above Snowden notes the following:

•
There is no specific mention as to whether pulverization of crushed sample material was conducted at the relevant sample preparation laboratory, or at the relevant analytical laboratory. Based on a review of SRK’s (2007) independent laboratory technical assessments, Snowden considers it likely that pulverization was conducted at the relevant sample preparation laboratory prior to submission for analysis. This requires confirmation.

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•
The various recommendations made with respect to the housekeeping issues and shortcomings noted by SRK (2007) during their independent technical assessments of the various sample preparation laboratories should be followed up. This is considered relevant only to the sample preparation laboratory of choice for future exploration programs.

•
No additional independent check sampling appears to have been conducted subsequent to Winter’s January 2003 site visit. This means that none of the drillhole core from Southwestern’s exploration of the mineralized zones on the Boka Property had ever been independently sampled for verification purposes.

•
It appears that the relevant check samples requested by SRK (SRK 2007; see above) were removed from storage and submitted to the SGS Tianjin laboratory by Southwestern. Furthermore, the results of this sampling appear to have been provided indirectly to SRK through Southwestern. These samples, which are effectively pulp duplicate samples, were therefore not independent of Southwestern.

•
No mention is made in any of the previous Technical Reports of any independent checks of Southwestern’s reported gold assay data against official assay certificates provided directly to the independent party by the relevant analytical laboratory.

•
All data for which no Official Assay Certificates remain (e.g., those analyzed at the Langfang Institute) should be removed from Southwestern’s database unless they can be verified through additional drilling and sampling (core, chip, trench, outcrop, etc.).

•
All available internal laboratory QAQC assessment reports for the periods during which Southwestern’s exploration samples were being analyzed should be requested from the relevant analytical laboratories and assessed. Southwestern should insist on receiving a report (on a regular basis) that summarizes the results of internal laboratory QAQC checks conducted by each analytical laboratory used going forward.

13.2        Recent twin drilling program

Dr. W.S. Board visited the Boka Property whilst the twin drilling program was in operation and was able to view the entire chain-of-custody and sample security procedure associated with this program. Dr. Board also visited the SGS Tianjin laboratory, the analytical laboratory to which the twin drillhole core samples were sent for both sample preparation and analysis.

13.2.1            Chain-of-custody and sample security

Southwestern designed a strict chain-of-custody procedure to ensure a high level of sample security for the twin drilling core samples. The procedure, as viewed by Snowden whilst on site, is summarized in point form below.

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·	Core was extracted at the drill rig and placed in core trays by the drillers.

·
Southwestern’s Peruvian geologists, acting in an independent supervisory role, traveled between the different drill rigs to collect the core for transport to the secure core storage facility at the Boka Property office and accommodation complex.

·	All core boxes were checked to ensure that they were correctly labelled.

·
A ‘quick’ lithological log, identifying the principal lithological units and any additional obvious lithological or structural feature in the core boxes, was recorded by one of the Peruvian geologists.

·
Each core box was then photographed using a high-resolution digital camera to facilitate easy identification of lithological and structural details. A card marked with drillhole number and depth from and depth to details for the relevant core box was included in the photograph of each core box. The core was not touched during the ‘quick’ logging and photographing steps.

·
Once a set of core boxes were ‘logged’ and photographed, drilling personnel placed an aluminium lid on each core box, before loading these onto the back of a pick-up truck. This was supervised and photographed by one of the Peruvian geologist(s) at the drill rig.

·
The core boxes were then driven to the Boka Property office complex, escorted by one or more of the Peruvian geologists, where they were unloaded and placed in the secure core storage facility. The Peruvian geologist(s) in attendance unlocked the door to the core shed and took photographs of the core box unloading.

·	Core boxes were then placed on a table in the core shed and one of the Peruvian geologists double-checked the ‘quick’ log and the labelling of the core box (the latter to ensure consistency).

·
The aluminium core box lids were then labelled with drillhole number, box number, depth from and depth to details. A piece of foam was placed between the core box lid and the core to keep the core from moving during transportation.

·	The core box was then sealed using metal straps and an additional security seal, signed by one of the Peruvian geologists, was taped over the closure junction of the central strap.

·
The core boxes were then stored in the secure storage facility prior to transportation to the SGS Kunming laboratory. The facility was cleared of personnel and locked by one of the Peruvian geologists following sealing of core boxes. The key to the storage facility remained in the custody of one of the Peruvian geologists at all times.

·
The secure core storage facility was monitored by three closed circuit cameras – one monitoring the external entrance to the facility and two monitoring the inside of the facility. Live video footage from the cameras was viewable on a monitor inside the main office at the Boka Property complex. The core shed was continuously monitored during the drilling program and footage from each 24 hour period recorded was sent to consultants from Golder Associates Pty Ltd (Golder) and Ausenco for review.

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·
Core boxes were transported to SGS Kunming by truck. The core shed was unlocked by one of the Peruvian geologists and core boxes were transferred to the back of the truck. The entire process was photographed for each set of core boxes sent to the laboratory. A photograph of the front and back licence plates of the truck were also taken.

·
Once the truck was loaded with the core boxes, the truck container doors were closed and locked and the key was given to the geologist (one of the Peruvian geologists or Southwestern’s chief geologist) accompanying the shipment to the laboratory. The geologist then traveled in a small all-wheel drive vehicle (also photographed) that followed the truck from the core shed to the SGS Kunming laboratory. A compact disk, containing the ‘quick’ logs and the photographs of all drillhole core included in the shipment, was placed in a sealed envelope and transported to SGS Kunming by the geologist accompanying the shipment.

·
Upon arrival at the SGS Kunming laboratory the geologist gave the key to the truck driver to open the truck container doors. This was done in the presence of SGS Kunming laboratory personnel. The core boxes were then unloaded and placed into large wooden crates for shipping to SGS Tianjin. The core boxes were not opened at SGS Kunming. The entire process was photographed by the geologist. The envelope containing the compact disk was given, together with a Change of Custody note, to the SGS Kunming personnel. The compact disk accompanied the core box shipment to SGS Tianjin

·
Upon arrival in SGS Tianjin independent personnel from Ausenco supervised the opening of the wooden crates and inspected all metal seals on the core trays, as well as the taped and signed seal on the central metal clamp. Any evidence of tampering was to be reported to Southwestern’s Vice President (VP) of exploration immediately.

·
Ausenco then supervised the opening of the core boxes and the sampling and sample preparation process, which was conducted by SGS Tianjin personnel. Southwestern requested Ausenco to take photographs of what they opened and closed. Once core trays were opened the core was checked against the photographs and the ‘quick’ logs for the relevant drillhole by Ausenco personnel, Southwestern personnel, and personnel from Golder and/or the Senior Laboratory Officer/Manager of SGS Tianjin. Any and all discrepancies were to be reported to Southwestern’s VP of exploration immediately.

·	Southwestern has advised Snowden that its personnel, and consultants from Golder, conducted random check visits to the SGS Tianjin laboratory during sample preparation.

13.2.2         Sample preparation and analytical techniques

All sample preparation pertaining to the generation of gold assay grades for the twin drillhole core was conducted at the SGS Tianjin laboratory. Drillhole core was sampled in up to 2 m lengths over selected intervals for a given twin drillhole. Sample interval selection was guided by the gold assay data reported in the original exploration drillholes. Each length of drillhole core was cut in half. One half of the core was then bagged for metallurgical testing. One half of the remaining core (i.e., a quarter-core sample) was then collected for gold assaying. Sample numbers were provided by SGS Tianjin. Relevant details of all sample intervals were recorded by Ausenco and provided in spreadsheet form to SGS Tianjin.

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The quarter-core samples were dried, weighed, crushed (greater than 90% less than 3 mm), split (1 kg), and pulverized (greater than 90% less than 79 µm). Gold was analyzed for using conventional fire assay with a 50 g charge and an AAS finish. Base metals (including Ag, Ni, Co, Cu, Zn, and As) were analyzed by total acid digestion with an AAS finish. Duplicate pulps were sent to SGS Welshpool in Australia for Au analyses only (same method). Southwestern provided a set of field standards to be inserted into the sample stream for the twin drilling program. SGS Tianjin routinely conducted internal QAQC checks on contamination, accuracy, and precision using laboratory blanks, various standards, and repeat analyses on sample pulps (at a frequency of approximately one every 20 samples).

13.3        QAQC data analysis by Snowden

Previous QAQC assessments, as presented in Section 13.1.2 were based on an invalid database (see Section 10.1 and Section 14.1.1) and are therefore largely considered invalid. The Mineral Resource estimate presented in this Technical Report is based on exploration drilling conducted between 2002 and 2007. Consequently Snowden had to conduct a reassessment of the quality of Southwestern’s exploration assay data.

13.3.1         QAQC analysis

Snowden has reassessed the available QAQC assay data for Southwestern’s Boka Property using only data that have been verified against Official Assay Certificates (see Section 14.1). The results of Snowden’s QAQC data analysis are presented in this section.

As part of its QAQC data analysis, Snowden conducted the following:

•	Assessment of contamination, accuracy, and precision in the exploration assay data for the Boka Property using Official Assay Data for field standards, field duplicates and laboratory duplicates.

•	Additional assessment of precision and, indirectly, accuracy by reassessing SRK’s (2007) check assays against original sample data using Official Assay Data.

•	Assessment of the quality of SGS Tianjin’s sample preparation and analytical procedures used during the twin drilling program.

•
Assessment of the validity of elevated gold grades in the official original data by comparing available results from the recent twin drilling program against the official original drillhole assay data.

Snowden was not provided with the original certificates of analysis for the 16 field standards used by Southwestern. Certified mean and standard values, the same as those presented in Section 12.1.2 of SRK (2007), were provided in spreadsheet and database format to Snowden.

Based on the results of these studies, Snowden concludes that:

•
Whilst no official field blanks were submitted during Southwestern’s exploration program, field standards S1 (certified mean of 0.0025 g/t Au) and S14 (certified mean of 0.011 g/t Au) are essentially at the detection limit for gold for the various analytical techniques used. Analysis of the 50 assay data for these field standards did not reveal any significant contamination.

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•
Analysis of a total of 688 field standard assay data confirmed SRK’s (2007) observation that the results for standards S2 to S5 were inaccurate, but that the results for the remaining standards were within acceptable limits, correcting for mislabelling errors. Snowden notes that there is a slight bias towards lower gold values for the majority of the field standards analyzed. This may be due to poor standard characterization and/or problems associated with sample preparation and/or analytical problems.

•
There are insufficient field duplicate samples in the grade range of the mineralized material. Approximately 5% of the field duplicate assays and approximately 4% of the original sample assays display grades of greater than 0.5 g/t Au. More than 88% of the data from both sample types is below 0.1 g/t Au. This precludes a meaningful assessment of the precision of the field duplicates. Snowden notes that elevated values in the original sample are usually also elevated in the field duplicate sample, and by a similar magnitude. Considering only duplicate data for grades greater than 0.1 g/t Au indicates that approximately 66% of the available field duplicate data have a precision of ±30%. This level of precision is close to that expected for field duplicate sample gold assay data due to the nugget effect (mineralogical variability) and sampling variability (e.g., differences in sample support between original and duplicate samples).

•
A similar problem exists for the laboratory pulp duplicate samples. Approximately 3% of the laboratory pulp duplicate and original pulp assays display grades of greater than 0.5 g/t Au. More than 92% of the data from both sample types is below 0.1 g/t Au. This precludes a meaningful assessment of the precision of the pulp duplicates. Snowden notes that elevated values in the original sample are usually also elevated in the pulp duplicate sample, and by a similar magnitude. Considering only duplicate data at grades of greater than 0.1 g/t Au indicates that approximately 86% of the available data have a precision of ±5% and 100% of the data have a precision of ±10%. This level of precision is as expected for pulp duplicate samples. The improvement in precision from field to pulp duplicates is also expected and indicates that the sampling process is well controlled.

•
A similar problem is associated with the reassessment of the official SRK check pulp duplicate data. Only 14% of the re-assayed pulp and original pulp data display grades of greater than 0.5 g/t Au. More than 70% of the data from both sample types is below 0.1 g/t Au. This, again, precludes a meaningful assessment of the precision of the pulp duplicates because of the limited representivity of the dataset. Snowden notes that elevated values in the original sample are usually also elevated in the official SRK check sample, and by a similar magnitude. Considering only duplicate data at grades of greater than 0.1 g/t Au indicates that only 33% of the available data have a precision of ±10% and only 50% of the data have a precision of ±15%. The level of precision does, however, increase for duplicate samples above 1.0 g/t Au.

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•
It can therefore be inferred from the available field and pulp duplicate data that Southwestern’s exploration assay data are within acceptable limits with regards to analytical precision. This needs to be confirmed.

•	No coarse reject duplicate samples have been analyzed (coarse reject duplicates are splits of the pre-pulverization crushed material) during Southwestern’s exploration drilling program.

•	There is limited laboratory QAQC data available for the historic exploration drilling on the Boka Property. Snowden was therefore unable to conduct a meaningful analysis of this data.

•
Available internal laboratory QAQC data for the recent twin drilling program on the Boka Property are within acceptable limits for both accuracy and precision. All laboratory blank data reported at or below the detection limit for gold indicating the absence of cross contamination between samples. The twin drilling assay data are therefore considered to be of high quality. This is supported by observations made during Dr. Board’s visit to the SGS Tianjin laboratory.

•
Available results from the recent twin drillhole program display similar grades and grade trends to the original drillhole using the officially certified assay data. This increases confidence in the validity and quality of the official original assay data in the Boka Property exploration database. It also indicates that the original samples were not tampered with or salted.

13.3.2         Recommendations

Based on the findings of the QAQC analysis presented in Section 13.3.1, Snowden recommends that:

·	Southwestern should source the original certificates of analyses for each of the 16 Gannet field standard samples used.

·
Southwestern is advised to use field blanks, made from suitable barren material, for future exploration programs on the Boka Property. All material considered for use as field blanks should be submitted to SGS Tianjin for analysis to ensure that it is barren with respect to the elements of interest. Snowden recommends that Southwestern insert field blank samples at a frequency of one in every 20 samples, as well as after suspected high grade samples.

·
The certified standards used by Southwestern may be contaminated or poorly characterized. Snowden recommends that Southwestern purchase another set of field standards covering the expected grade range for the deposit from another source. The certified mean and standard deviation (or 95% confidence limits) for these standards should be certified by round robin testing at several well-known analytical laboratories. Should Southwestern wish to continue using the Gannet standards, then Snowden recommends that several batches containing all 16 standards should be sent to several well-known analytical laboratories for certification.

·
Southwestern should investigate the cause of the slight low bias in the majority of their field standards. This may be due to problems with the standards, or may be due to problems associated with sample preparation and/or analytical problems.

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·
Southwestern should populate their Boka Property exploration QAQC database with additional field and pulp duplicate samples that span the grade range of intersected mineralized material. The reconstructed assay database (See Section 14.1) should be used to guide the selection of appropriate sample intervals. Southwestern is advised to insert field duplicates into the sample stream at a frequency of approximately one in 20 samples, with additional field duplicates collected in areas of suspected elevated mineralization. Southwestern is also recommended to request the relevant analytical laboratory to analyze pulp duplicates across the grade range.

·
Snowden recommends that, in addition to the regular analysis of field and pulp duplicate samples, Southwestern request the analytical laboratory to conduct regular assay analyses on coarse reject samples. Coarse reject samples should be inserted into the sample stream at a frequency of approximately one in 20 samples, with additional samples collected to be representative of the grade range. The full set of field, coarse reject, and pulp duplicate samples provide a good assessment of the precision (or imprecision) in the sampling and sample handling process.

·
Snowden recommends that the reasons behind the elevated level of imprecision in the official SRK check pulp duplicate data (especially those below 1.0 g/t Au) be investigated. In Snowden’s experience pulp duplicate data should display a higher degree of precision than that displayed by these data. Snowden recommends that Southwestern work closely with the analytical laboratory to assess whether the imprecision is purely a function of the inherent variability in the deposit (high nugget gold) or related to some aspect of the sample preparation and analytical process. This is particularly important for future exploration programs planned for the Boka project.

·	Laboratory QAQC data should be requested, as far as possible, from all analytical laboratories involved in the analysis of exploration samples collected from Southwestern’s Boka Property.

13.4        Adequacy of Southwestern’s sample preparation, security, and analytical procedures

Snowden was not present during Southwestern’s historical operations and cannot therefore comment on the adequacy of the sample preparation, security, and analytical procedures conducted during those operations.

Overall, based on the various QAQC analyses conducted by Snowden, the historic assay data in Southwestern’s database are considered to be suitably uncontaminated, accurate, and precise to be used for the generation of an Inferred Mineral Resource estimate in accordance with CIM (2005) definitions. Additional QAQC work is required to improve confidence in the quality of Southwestern’s exploration data for the Boka Property.

Snowden considers Southwestern’s sample preparation, security, and analytical procedures from their recent twin drilling program to be in accordance with industry best practice.

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14      Data verification

14.1        Data verification conducted by Snowden

By comparing assay data in the Southwestern Database with Official Assay Certificates Snowden determined that gold assay values in the Southwestern Database were compromised (see Section 10.1 for more details). Consequently, Snowden conducted an independent verification of the drillhole assay database prior to its use for the Mineral Resource estimate reported in this Technical Report.

Dr. W. Board conducted or supervised the following verification steps:

·	Verification of Official Assay Data using Official Assay Certificates.

·	Reconstruction of the Southwestern Database using the verified primary assay data.

·	Verification of the reconstructed database to ensure no errors had been introduced during reconstruction.

·	Verification of drillhole collar, downhole survey, lithology, recovery, and sample information in the reconstructed database against original records.

·	Field verification of drillhole collar locations using a hand-held GPS.

·	Independent sampling and analysis of drillhole core taken during Snowden’s site visit.

·	QAQC checks on Southwestern’s sampling and assay data quality.

14.1.1        Database reconstruction

The Southwestern Database was reconstructed using Official Assay Data supplied in electronic format directly to Snowden from the relevant analytical laboratories. Database reconstruction was conducted by Snowden Technologies, a division of Snowden, in Perth, Australia. The reconstruction replaced all gold assay data in the Southwestern Database with Official Assay Data.

Before being loaded into the new database, Official Assay Data was manually and visually checked against signed Official Assay Certificates that were supplied directly to Snowden by the assay laboratories. All Official Assay Data were checked against the Official Assay Certificates in this process. With the exception of minor formatting and reporting inconsistencies, the Official Assay Data was found to match the data reported in the Official Assay Certificates.

The reconstructed database contains a total of 39,104 drillhole gold assay values verified by Snowden. The original Southwestern Database contained 39,461 drillhole gold assay data (inclusive of field control samples). Snowden was therefore able to reconstruct and replace 99% of the drillhole gold assay data using Official Assay Data. The remaining one percent was unverifiable as there were no corresponding Official Assay Certificates available (the assays appear to have been conducted at the Langfang Institute for which no Official Assay Certificates were available).

Availability of Official Assay Data for other sample types (e.g., adits and trenches) in the Southwestern Database is limited. Snowden could only verify 18 (all adit samples) of the 1,414 assay values (approximately 1%) for these sample types.

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Snowden notes that there are many samples in the Official Assay Data that are not in the Southwestern Database. These samples, which include numerous adit samples, have not been included in the reconstructed database as the information available for them is incomplete (e.g., no sample location coordinates).

14.1.2        Reconstructed database verification

Approximately 20% of the data in the reconstructed database was checked against the Official Assay Data by Snowden to ensure no errors had occurred during the reconstruction process. No errors were found.

14.1.3        Additional database verification

Drillhole collar, downhole survey, lithology, recovery, and sample information (e.g., sample numbers, sample intervals, and sample types) in the Southwestern Database were checked against original logging sheets (in the form of scans of original hardcopies and original spreadsheet logs). Snowden conducted this comparison for a total of 73 out of the 230 exploration drillholes (approximately 32% of the database) for which assay data was available at the time of writing. Drillholes were selected from each year of drilling (Table 14.1). Apart from minor inconsistencies and missing data (e.g., missing drillhole collar information in a few cases), Snowden considers the collar, survey, lithology, drillhole core recovery, and sample information in the Southwestern Database as being representative of the information recorded in the original drillhole logging sheets.

This information was incorporated into the reconstructed database.

Table 14.1    Verification of non-assay database records

Year	Number of available drillholes	Number of drillhole logs checked	Percentage checked
2002	2	2	100%
2003	23	10	43%
2004	51	15	29%
2005	74	15	20%
2006	76	27	36%
2007	4	4	100%

14.1.4    Drillhole location

Snowden independently verified the collar location of four drillholes from the recent twin drilling program using a hand-held GPS unit whilst in the field. No errors were noted. Snowden notes that the twin drillhole collars are generally within 5 m of the twinned exploration drillhole collar.

Snowden notes that it is Southwestern’s policy that downhole deviations in azimuth and dip be monitored and controlled during drilling, with no more than 3° deviation per 100 m with a maximum total azimuth deviation of no more than 10° per drillhole. Snowden conducted visual and numerical checks on the reasonableness of the downhole survey data, using Southwestern’s guidelines.

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Desurveyed drillhole traces (see Section 17.3.1 for details) were generated using the Datamine Studio 2 mining software and viewed in three-dimensions. Downhole deviations in azimuth and dip between readings were assessed with the aid of a spreadsheet. In general, the drillhole traces appear to be reasonable, and the deviations in azimuth and dip appear to be acceptable. Snowden notes that there are several azimuth readings (less than 0.5% of the survey database) in Southwestern’s downhole survey database that display significant deviations relative to the downhole survey data for the rest of the relevant drillhole. Snowden recommends that Southwestern investigate and correct these records, where possible.

14.1.5    Independent sampling

Drillhole core duplicate and field standard control samples

Snowden independently collected a series of core samples across reported mineralized intervals from selected exploration drillholes. A total of 30 quarter-core samples were collected from five drillholes. Five of the field standard control samples regularly used by Southwestern to monitor laboratory accuracy were also collected. All 35 samples were collected, stored, transported to Kunming, and couriered to the analytical laboratory independently of Southwestern.

Sample preparation and gold assaying were conducted by the ALS Chemex in Vancouver. Snowden requested that all sample preparation equipment be thoroughly cleaned between each sample to prevent any possibility of cross-contamination of gold between samples. Gold assaying was conducted using ALS Chemex’s Au-AA26 (50 g charge fire assay with an AAS finish) analytical technique.

Assay results for the 30 drillhole core samples display a relatively poor degree of precision when compared to the original Official Assay Data for the same sample intervals. This is considered as being due to a combination of the inherent variability in the deposit and differences in sample preparation and analytical techniques. Despite the relatively poor precision of the duplicate data, the results indicate that elevated values reported in the original sample’s Official Assay Data are generally also elevated in the independent samples, and similarly for intermediate and lower gold grade data. This indicates that are valid (i.e., that elevated gold grades in the Boka Deposit do occur). Additional checks were conducted to determine whether salting had occurred in addition to manipulation of digital assay records. These checks are discussed in Section 14.1.6.

The independent sample gold assay data reported lower gold grades than the original gold assay data in the Southwestern Database where manual and deliberate changes had been made to assay data.

All five field control standard samples reported gold grades close to the certified accepted value for the relevant standard.

Pulp and coarse reject samples

Archived sample pulp rejects (pulverized samples) prepared by Southwestern for the identical sample intervals as the independent core samples were obtained from storage and submitted to ALS Chemex in Vancouver. The samples were tested for gold content using the Au-AA26 analytical technique (see above). A total of 30 pulp samples were requested; however Southwestern were only able to retrieve 22 sample pulps from the storage warehouse (the remainder presumably exhausted during earlier sampling and analytical programs).

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The pulp samples had been prepared for Southwestern, had been in Southwestern’s custody, and were shipped to ALS Chemex by Southwestern. They therefore cannot be considered as independent samples. Any tampering with these samples would result in assay data discrepancies between the pulp re-assays, the Official Assay Data for these samples, and the independent sample assay data.

Pulp reject sample results display a level of precision, when compared to the Official Assay Data, expected for pulp duplicate samples analyzed by different laboratories. Elevated gold assay values in the Official Assay Data for a given sample interval are also elevated (by a similar magnitude) in the re-assayed pulp rejects. Intermediate and lower grade data also display similar magnitudes between the two datasets. Whilst not conclusive, these results support the observations made for the core duplicate sample data in the section above.

The re-assayed pulp sample data reported lower gold grades than the original gold assay data in the Southwestern Database where manual and deliberate changes had been made to assay data.

Snowden also requested coarse reject samples (crush duplicates) for the same set of drillhole sample intersections. Southwestern has not archived or submitted coarse reject samples for assay analysis. Snowden recommends that, in addition to the regular analyses of field and pulp duplicate samples, Southwestern request the analytical laboratory to conduct regular assay analyses on coarse reject samples. The full set of field, coarse reject, and pulp duplicate samples provide a good assessment of the precision (or imprecision) in the sampling and sample handling process.

14.1.6    QAQC checks on assay data quality

Snowden assessed the quality of Southwestern’s gold assay data by reviewing the results of Southwestern’s QAQC sample data using Official Assay Data. Details of Snowden’s assessment are presented in Section 13.3.

14.2        Data verification not conducted by Snowden

·
Snowden was not able to verify or review the methods of drilling, sampling, and sample security and custody for the majority of the data used in the Mineral Resource estimate as Snowden was not present during these historical operations. Snowden has, instead, relied upon the work of previous QPs who visited the Boka Property during these operations (e.g., Winter 2003a, b, c; 2004; 2005a, b; SRK, 2007).

·
Exploration drillhole collars are not marked with drillhole monuments. Snowden was therefore only able to check the location of exploration drillhole collars where twin drilling was being conducted during the site visit. Snowden recommends that Southwestern place appropriately labelled monuments at the collars of all drillholes drilled on the Boka Property.

·
Snowden was unable to enter any of the adits or tunnels during the site visit due to safety issues (many of the adits were either partially or completely collapsed due to the highly fractured nature of the rock). Snowden therefore could not verify the nature and extent of chip, channel and panel sampling, nor the nature and extent of mineralization present in the adits.

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·
Snowden was unable to verify the assay data for the majority of the adit and trench samples in the Southwestern Database which account for approximately 3% of the total dataset. Official Assay Certificates could only be found for 18 of the 1,414 assays derived from adit and trench sampling. Snowden notes that additional adit check samples exist for which Official Assay Certificates are available. However, Snowden was unable to use this information in the generation of the reconstructed database due to unresolved differences in sample identification numbers between the two data sources. Furthermore, many of the check sample data for adits and trenches provided to Snowden did not have location coordinates and could, therefore, not be used for Resource modelling or estimation. The presence of gold mineralization in the adits has been confirmed by 25 check samples taken by Southwestern and by the results of metallurgical analysis conducted on adit samples by AMMTEC (2007b).

·
Snowden did not verify any assay data from Southwestern’s regional or follow-up geochemical soil sampling programs. The focus of this Technical Report was to generate an updated Mineral Resource for the Boka Deposit for which soil sampling assay results are not used.

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15      Adjacent properties

The information presented in this section has been summarized from previous Technical Reports (Winter, 2003a, b, c, d; 2004; 2005a, b; SRK, 2007) and various press releases published by SKN Resources Ltd. (SKN Resources), now known as Silvercorp Metals Inc. (Silvercorp.). Snowden has not independently verified any of the information presented in this section and the information in this section is not necessarily indicative of the mineralization on the Boka Property.

15.1        Tuobuka Property

The Tuobuka Property is located immediately to the south of the Boka-Buka Exploration Permit area (Exploration Permit number 5300000720153) of the Boka Property (see Figure 4.2 in this report, and Figure 3 in Winter, 2003d). Winter (2003d) considered that the Tuobuka Property hosts a 3 km strike length and significant down-dip portion of the favourable package of mineralized Proterozoic carbonaceous shales/slates which project onto the Tuobuka Property from the Boka Property to the north.

SKN Resources conducted a soil sampling program on the Tuobuka Property based on Winter’s (2003d) conclusions. Two parallel, north-south trending gold-in-soil anomaly zones, each approximately 3 km in length and extending south from the Boka Property boundary were discovered as a result. The upper soil anomaly zone was considered to be correlated with the extension of the Boka 7 gold zone (known as the upper mineralized zone on the Tuobuka Property). The lower soil anomaly zone was found to overlap with an area of extensive artisanal mining on the Tuobuka Property (and termed the lower mineralized zone). A number of targets were identified for follow-up by diamond drilling based on these results.

SKN Resources surveyed and sampled existing adits and conducted a drilling and tunnelling program to test the two gold-in-soil anomaly zones. A total of 24 artisanal adits (all in the lower mineralized zone) were sampled, eight drillholes (five in the lower mineralized zone and three in the upper mineralized zone) were drilled and two 300 m long tunnels (both in the lower mineralized zone) were excavated as part of the follow-up exploration work. Elevated gold grades, ranging from 0.82 g/t Au over 12 m to 20.6 g/t Au over 1.5 m, but generally in the 2 g/t Au to 4 g/t Au range were obtained for the artisanal adit samples. Assay results for the tunnels and drillholes either did not intersect significant mineralization (one tunnel and three drillholes in the lower mineralized zone; two drillholes in the upper mineralized zone), or intersected only low grade gold mineralization ranging between 0.08 g/t Au over 7 m to 1.01 g/t Au over 4 m.

Although SKN Resources indicate that future exploration of the Tuobuka Property was dependent on the results of the remaining three tunnels (two in the lower and one in the upper mineralized zone) in their 31 August 2004 press release, no further public disclosure related to this work has been made since that press release.

Details of SKN Resources exploration of the Tuobuka Property are presented in a series of press releases from 2003 (15 July, 15 August, 2 October, 30 October, 8 December and 17 December) and 2004 (13 January, 12 March, 15 March, 25 March, 1 June, 16 August and 31 August). The reader is referred to these press releases for a detailed discussion of SKN Resources’ exploration of the Tuobuka Property (click on ‘News Releases’ at www.silvercorp.ca).

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15.2        Dongchuan Copper mining area

Mining concessions exploiting the Dongchuan Copper Deposits adjoin the south-western boundary of the Boka Property (e.g., Winter, 2003a, b, c; 2004, 2005a, b). The Dongchuan Copper deposits comprise the third largest copper-producing area in China and have been mined for over 500 years (e.g., Pow-foong Fan, 1984; Yang et al., 1988; Qiu et al., 2002). Numerous government-owned copper mines are present in the mining area (including Tangdan, Luoxue, Yinming, Xintang, Baixila and Shijiangjun), which is approximately 660 km2 in extent. The Dongchuan Copper Camp is the closest copper mine to the Boka Property (see Figure 7.1).

Three distinct types of copper deposit are present in the mining area: the Xikuangshan-type iron-copper deposit, the Dongchuan-type copper deposit, and the Taoyuan-type copper deposit. The Luoxue Formation, consisting of dolomites and algal dolomites, of the Kunyang Group hosts the Dongchuan-type copper-bearing strata, which are the most important type of copper ore in the mining area.

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16      Mineral processing and metallurgical testing

16.1        Data Review

The source data that was available for this review was not complete, but the summary reports referenced and summarize the results from the relevant laboratory testing programs.

The various metallurgical studies included work index and abrasion index testing that are not relevant to the project at this time and they are not discussed any further in this document.

Given the major changes to the interpretation of the Boka Deposit brought about by Snowden’s reconstruction of the Southwestern Database, the representivity of the samples collected for metallurgical testing is questionable. All analysis presented in this section should be treated with caution as it may not be representative of the Boka Deposit mineralization.

16.2        Mineralogy

A lengthy ore microscopy study by Roger Townsend and Associates identified the following gold associations:

·	Free gold was observed at up to 150 μm.

·	Gold was frequently observed attached to and encapsulated in goethite at sizes from a few microns to 20 μm.

·	A few micron gold particles are both encapsulated in and exposed on pyrite and to a less extent in and on gangue.

The above suggests a possible limited testing program for flotation recovery of both free gold and gold in and on pyrite. This may be only partially successful since a “significant” portion of the gold is very fine and locked in goethite that will not float.

The data emphatically suggest that fine grinding will be required to maximize gold exposure.

16.3        Lakefield 2003

The results of this study were summarized in Winter (2003c) and Hatch (2005). This apparent first ever program investigated four samples using gravity concentration and cyanidation.

The sample types included: oxide, massive sulphide, and mixed sulphide and carbonate ores, with the grades all being high compared to the current Mineral Resource model at 4 g/t Au to 62 g/t Au.

Winter implied that only whole ore cyanidation testing (i.e., “standard” cyanidation) was undertaken, reporting gold recoveries ranging 92% to 96%, all at fine grinds of 80% to 90% passing minus 200 mesh.

Cyanide consumption was reported to be low, at 0.4 kg/t to 1 kg/t for the oxide ore, but increased to a very high 6 kg/t to 14 kg/t for the massive sulphide ores.

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Hatch, however, reported that both standard and carbon in leach (CIL) testing was undertaken and that CIL reported a somewhat higher gold recovery. They suggested that the material was “weakly pregnant solution robbing”.

A single test, at 6 mm, reported low kinetics, but Hatch suggested that heap leaching recoveries on the range of 75% – 90% may be achievable with “qualification”. Hatch also indicated that the sulphide ores are unlikely to be amenable to heap leaching.

Note that none of the subsequent laboratory programs investigated the massive sulphide ore type.

SRK (2007) reported that these four samples were further studied by Ausenco, but with no material change in the results.

Any future metallurgical study needs to include a review of the Lakefield report.

16.4        AMMTEC Report A10694 - August 2007

This study investigated four primary samples and one oxide sample, using both standard and CIL leaching, all at 80% passing 75 μm. None of these samples represented massive sulphide ore, with a maximum sulphide sulphur grade of 2.2%. In spite of the sample description, the natural pH that was reported in the cyanidation testing indicates that none of these samples appear to be oxidized.

The data clearly indicates the following:

·
All samples were pregnant solution robbing, strongly indicating that the global deposit will need to be processed via CIL leaching, possibly benefiting from gravity concentration. Flotation may be useful in some respects and is discussed below.

·	Although all testing was at 80% passing 75 μm that sizing has not been established as the optimum. That still needs to be investigated using tailing screen assaying.

·	The consumption of both lime and cyanide was quite low.

Flotation was investigated to determine its performance and its ability to remove pregnant solution robbing carbon. This test did not investigate the possible role of sulphide and gold flotation. There was sufficient gold recovered in the carbon concentrate that if flotation is a useful option, it will have to include sulphide flotation as well as carbon float. The microscopy data suggests that there may be sufficient gold encapsulated in non-floatable goethite that any such testing may prove to represent a condemnation study.

16.5        AMMTEC Report A10782 October 2007

This study was apparently on a new set of four oxide and four primary samples.

Each of these samples was subjected to a single CIL cyanidation test of 48 hours duration, all at nominal 80% passing 75 μm.

Once again, even the reported “oxide” samples did not appear to be oxidized based upon the sulphur speciation assaying and the natural pH of the cyanidation slurries.

The data indicated the following:

·	The reported recoveries were highly variable, and independent of feed grades.

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·
Although the highest (greater than 90%) recoveries occurred with the lowest sulphur content, and the lowest (22%) recovery was at the highest sulphur content, there was not a strong sulphur to recovery relationship.

·
The tailing grades appeared to occur as two populations, one at about 0.06 g/t Au and the second at about 0.6 g/t Au, the later ranging from 0.3 g/t Au to 0.7 g/t Au. This will need careful consideration in the next stage of testing, since the optimum grind may not be the apparent 80% passing 75 μm.

·	Although there may have been an expectation that the recovery from the oxide material would be consistently higher than with the “primary” ore, this was not the case.

A final composite, known as “Adit Oxide” was all from oxide samples, mainly “Slate oxide”. Unlike the previous “slate oxide” sample, it was highly oxidized.

This material, unlike any of the five samples in the August 2007 AMMTEC report (AMMTEC, 2007a), did not exhibit any benefit from CIL leaching. Extractions were good at essentially 90%.

16.6        Conclusions and recommendations

The samples used for metallurgical testing are not representative of the Boka Deposit mineralization and accordingly all interpretations of the test work should be treated with caution.

The testing to date has determined some processing options and eliminated others, as follows:

·
Although the material is not consistently pregnant solution robbing, a sufficiently large percentage of the samples that have studied to date have that characteristic, so the optimum “global” process flow sheet is CIL leaching, probably after fine grinding.

·	Because of the presence of gold encapsulation in goethite, flotation probably will not be useful, in spite of an expected high ratio of concentration.

·
Gravity concentration may be useful ahead of CIL cyanidation, but it probably will have only a small and perhaps non-quantifiable technical and economic benefit. This is based upon the optical microscopy that indicates that there is a large quantity of very fine gold, implying the need for fine grinding, and only occasional larger, but still relatively small free gold particles.

·
At this stage of the project development, no metallurgical statement can be provided. This is unlikely to change until the recommended detailed review of Mineral Resources and Reserves by rock type has been completed. Even then, all that may be accomplished is to identify major contributors to future Mineral Reserves that will benefit from detailed laboratory testing.

Future Mineral Reserves will need to be quantified by rock type, so that their influence on the overall plant feed can be well understood. This will tend to focus the laboratory testing on the largest contributors to revenue generation.

It may be useful to request cyanide soluble gold assays on the major contributors to the Mineral Resource. Although cyanide soluble gold assaying does not provide the same detailed data as does a far more expensive cyanidation test, it can be useful in Mineral Resource assessment. If sulphur data has already been requested, or if the core logging provides estimates of pyrite content, the cyanide soluble gold versus sulphur data should be spatially plotted as by ore types.

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Future testing can initially be undertaken at a nominal grind of 80% passing 120 μm, but with screen assaying on the leached tailing. This has not been done to date, resulting in a poor understanding of grind sensitivity.

If there is sufficient massive sulphide material to make a decent contribution to Resources and Reserves, testing should also include ICP assaying of the final pregnant solutions, since at this time, the source of the elevated cyanide consumption is unknown.

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17      Mineral Resource and Mineral Reserve estimates

17.1        Summary

The November 2007 Mineral Resource estimate for the Boka Deposit is reported for a range of gold cut-off grades in Table 17.1. The Boka Deposit only includes the Boka 1 zone comprised of B1N and B1S.

Table 17.1    November 2007 Mineral Resource estimate for the Boka Deposit

Category	Zone	Cut-off (g/t Au)	Tonnage (Mt)	Grade (g/t Au)	Contained gold (koz)
Inferred	B1N	0.01	36.4	0.4	480
		0.25	14.5	0.9	401
		0.50	7.5	1.3	321
		0.75	4.9	1.7	268
		1.00	3.7	2.0	237
		1.50	2.1	2.6	174
	B1S	0.01	14.1	0.5	222
		0.25	7.6	0.8	196
		0.50	4.4	1.1	158
		0.75	2.7	1.5	126
		1.00	1.8	1.7	100
		1.50	0.9	2.3	65
Total Inferred		0.01	50.5	0.4	700
		0.25	22.1	0.8	597
		0.50	11.9	1.3	480
		0.75	7.6	1.6	393
		1.00	5.5	1.9	337
		1.50	3.0	2.5	239
Notes:
Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. There has been insufficient exploration to define these Inferred Mineral Resources as an Indicated or Measured Mineral Resource, as there are insufficient close-spaced drillhole data to adequately define grade and geological continuity for this structurally complex deposit. It is uncertain if further exploration will result in upgrading the Inferred Mineral Resource to an Indicated or Measured Mineral Resource category.
Tonnes have been rounded to the nearest 100,000 tonnes and ounces to the nearest 1,000 ounces and this may have resulted in minor discrepancies. The most likely cut-off grade for this deposit is not known and will need to be confirmed by the appropriate economic studies. The 0.01 g/t Au cut-off grade is presented solely for comparative purposes and not as a potentially economic extraction cut-off grade.

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17.2        Disclosure

The Mineral Resource estimate reported in Section 17 was prepared by Dr. W. S. Board, P.Geo., a Senior Consultant with Snowden, and Mr. A.M. Trueman, P.Geo., Divisional Manager for Resource Evaluation in Snowden's Vancouver office, and peer reviewed by suitably experienced Snowden consultants.

Dr. Board and Mr. Trueman are QPs as defined by NI 43-101. Dr. Board and Mr. Trueman are independent of Southwestern as defined by NI 43-101.

There are no Mineral Reserves estimated for the Boka Property.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

In accordance with CIM Definition Standards, a Mineral Resource may be sub-divided in order of increasing geological confidence, into Inferred, Indicated, and Measured categories. “Measured and Indicated Mineral Resources” are that part of a Mineral Resource for which quantity and grade can be estimated with a level of confidence sufficient to allow the application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. An “Inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity (CIM, 2005).

17.2.1         Known issues that materially affect Mineral Resources and Mineral Reserves

No Mineral Reserves have been estimated for the Boka Deposit. The following discussion is focused on the Boka Deposit Inferred Mineral Resource.

Snowden is unaware of any issues that materially affect the Mineral Resource in a detrimental sense. This conclusion is based on discussions with Southwestern, where it advised that subject to disclosures in prior Technical Reports referred to herein:

•	To the best of its knowledge, there are no known material exploration, legal, marketing, socio-economic, political, title, permitting, or taxation issues.

•
To the best of its knowledge, apart from the usual environmental aspects that require consideration as part of any mineral exploration project, there are no known material specific environmental issues.

•
To the best of its knowledge, there are no known material mining, metallurgical, or infrastructure issues other than those discussed in this Technical Report and in preceding Technical Reports by Hatch (2005) and SRK (2007).

17.3        Assumptions, methods, and parameters – Snowden Resource estimates

The basis of the Mineral Resources estimates for the Boka Deposit is discussed in this section.

The estimates were prepared in the following steps:

•	An inspection of the Boka Project Site.

•	Database compilation and data validation as detailed in Section 14.

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•	Data preparation (importation, desurvey, etc.).

•	Geological interpretation and geological modeling.

•	Creation of block models and assignment of rock density to the blocks by lithological domain.

•	Compositing of assay intervals to a common length within mineralized domains.

•	Exploratory data analysis of gold assay grades within mineralized domains.

•	Analysis of extreme values and determination of appropriate top cuts.

•	Variogram analysis and modeling.

•	Interpolation of gold grade into blocks using ordinary kriging.

•	Validation of estimated block gold grades against input sample data.

•	Confidence classification of estimates with reference to CIM (2005) guidelines.

•	Mineral Resource evaluation and tabulation.

17.3.1         Data preparation

Collar, survey, assay, density, and lithology data were extracted from the Microsoft SQL Server database generated by Snowden Technologies (see Section 14) and imported into the Datamine Studio (v.2.1.1633.0) mining software. Additional validation checks were conducted on the imported data prior to generating desurveyed drillhole files (these included checks for overlapping sample intervals; that all holes had collar and survey information; that all downhole survey information started at the drillhole collar; etc.).

Only drillhole assay data was incorporated into the drillhole file used for grade estimation as the majority of the adit and trench assay data could not be independently verified (see Section 14). Assay data from all available exploration drillholes, up to and including drillhole B07-234, were included for Mineral Resource estimation. At the time of writing no assay data was available for more recent exploration drillholes. Recent twin drillhole data were used for data verification purposes (see Section 14) and have not been included in the Mineral Resource estimate presented in this section.

The drillhole files were coded according to zone (B1N, B1S, and Boka 7) in preparation for preliminary statistical analysis and geological interpretation. The Resource modeling presented in this section focuses on drilling data from zones B1N and B1S; no model was produced for Boka 7. Snowden considers that the drilling at Boka 7 is too widely spaced to support a Mineral Resource estimate at this time.

17.3.2         Geological interpretation and review

Snowden was provided with recent sectional lithological interpretations generated for the Boka Deposit by Brian Williams of Williams Exploration Consulting Pty Ltd. (Williams, 2007). These included wireframe solids and surfaces of the dominant lithologies and weathering horizons as generated from these sectional interpretations, and a high resolution wireframe of the topography in the vicinity of the Boka Deposit by Golder (Golder, 2007). Whilst the sectional interpretations include an interpretation of mineralized gold zones, no three-dimensional mineralization model was provided.

Snowden found the lithological interpretations to be reasonable. Snowden observed that the mineralization interpretation cuts across the lithological units and that there does not appear to be evidence of a controlling relationship between gold mineralization and lithological units. Snowden concludes that structure is more important than lithology in controlling gold mineralization continuity.

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17.3.3         Gold mineralization domains

Snowden attempted to verify grade continuity in the Boka Deposit on a sectional basis using the available drilling information and interpretations provided. In the absence of a detailed three-dimensional structural model for the deposit, it was not possible to link relatively widely spaced mineralized zones with confidence between sections spaced 50 m or more. Consequently, Snowden elected to generate a mineralization continuity model for the deposit using a geostatistical approach. This is summarized in point form below:

•	Drillhole gold assays were composited to 2 m intervals to standardize data sample support.

•
The distribution of gold values was assessed by statistical and three-dimensional visualization methods to determine the threshold grade between mineralized and non-mineralized material. Snowden interpreted that a grade of 0.1 g/t Au provided the best mineralized to non-mineralized discriminator.

•
The drillhole composites were then coded according to this discriminator (samples with gold grades of 0.1 g/t Au or more were assigned a categorical code of 1 and all others a code of 0). Wireframe solids of the mineralized envelope for both B1N and B1S were generated and iteratively refined by visualization to produce a three-dimensional model of the 0.1 g/t Au cut-off. Isolated drillholes and unsupported, discontinuous mineralization intersections were effectively filtered-out in this process.

•
Variography was conducted on the categorically-coded data to generate variogram models and guide the selection of search volume parameters for categorical kriging. These are summarized in Table 17.2 and Table 17.3.

Table 17.2    Variogram parameters for categorical kriging

Direction	Orientation*	Nugget	Structure 1		Structure 2
			Sill	Range (m)	Sill	Range (m)
B1N zone
Major	-30°→050°	0.25	0.42	25	0.33	140
Semi-major	00°→140°	0.25	0.42	25	0.33	100
Minor	-60°→230°	0.25	0.42	10	0.33	75
B1S zone
Major	-30°→050°	0.15	0.53	50	0.32	250
Semi-major	00°→140°	0.15	0.53	50	0.32	150
Minor	-60°→230°	0.15	0.53	10	0.32	130
*Note: Datamine ZXZ (Y = Major) angles for these orientations are (-130°, 150°, 0°)

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Table 17.3    Search volume parameters for categorical kriging

Zone	Search type	Search angles*	Search distance (Maj. S-M, Min.)†	No. samples (min., max.)
B1N	Ellipse	(-130°, 150°, 0°)	140 m, 100 m, 75 m	12, 30
B1S	Ellipse	(-130°, 150°, 0°)	250 m, 150 m, 130 m	12, 30
Notes: *Convention is Datamine ZXZ with Y = Major direction; †Maj. = major, S-M = semi-major, min. = minor

•	The refined grade envelope wireframe solids were then filled with blocks in preparation for categorical kriging. Block model parameters used for the categorical kriging are presented in Table 17.4.

•
Categorical codes were then estimated for each block using ordinary kriging to derive a probability value for each block. This value (between 0 and 1) represents the probability that a block grade will be at or above 0.1 g/t Au, with a value of 1 representing 100% probability. The probability value showing the best continuity of 0.1 g/t Au mineralization was then determined using log probability plots of the input and modeled categorically coded data for both areas. This value, which represents the probability of the block being at or above the cut-off grade, found to be approximately 0.4 for both zones, was then used in conjunction with kriging variance to iteratively filter the categorical block model to define a reasonable and geologically realistic mineralization model.

•	Wireframe solids were then generated around the accepted mineralization model and verified. These solids were used to restrict the estimation of grades in the November 2007 Mineral Resource model.

Table 17.4    Block model parameters for categorical kriging

Parameter	Details
Model origin	Easting: 34601050 m Northing: 2923050 m Elevation: 1315 m
Block size	5 mE by 5 mN by 5 m Elevation
Number of blocks	In Easting: 154 In Northing: 320 In Elevation: 127

17.3.4         Block model generation, coding, and density application

The modeled mineralization wireframe solids, lithological wireframe solids and surfaces and the topography surface were used to generate a coded block model. This was done using the wireframe filling and model addition processes in the Datamine Studio mining software. A sub-celled block model was generated to closely approximate wireframe volumes, lithological boundaries, weathering surfaces and the topographical surface. A list of lithological codes included in the model is presented in Table 17.5. Parameters used for the Mineral Resource block model are presented in Table 17.6.

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Table 17.5    Lithological coding used in the Mineral Resource block model

Lithological code	Detail	Lithological code	Detail
111	B1N, oxide, TSO	211	B1S, oxide, TSO
112	B1N, oxide, SSA	212	B1S, oxide, SSA
113	B1N, oxide, SDC	213	B1S, oxide, SDC
114	B1N, oxide, MGG	214	B1S, oxide, MGG
121	B1N, fresh, TSO	221	B1S, fresh, TSO
122	B1N, fresh, SSA	222	B1S, fresh, SSA
123	B1N, fresh, SDC	223	B1S, fresh, SDC
124	B1N, fresh, MGG	224	B1S, fresh, MGG
Notes: TSO = slate, SSA = sandstone, SDC = conglomerate, MGG = gabbro/intrusive rocks

Table 17.6    Block model parameters for Mineral Resource model

Parameter	Details
Model origin	Easting: 34601095 m Northing: 2923195 m Elevation: 1472.5 m
Block size	25 mE by 25 mN by 5 m Elevation
Minimum sub-cell size	5 mE by 5 mN by 1 m Elevation
Number of blocks	In Easting: 28 In Northing: 57 In Elevation: 80

A desurveyed drillhole file containing 14,984 density data was generated and lithologically coded in the same way as the Mineral Resource block model. Average densities were then determined for each lithological code and applied to the block model (see Table 17.7).

Table 17.7    Densities applied to the Mineral Resource model

Lithological code	Density (t/m3)	Lithological code	Density (t/m3)
111	2.44	211	2.44
112	2.49	212	2.45
113	2.51	213	2.51
114	2.49	214	2.48
121	2.67	221	2.71
122	2.72	222	2.71
123	2.70	223	2.70
124	2.81	224	2.77

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Validation checks were made at all stages of the block model generation and density application process.

17.3.5         Drillhole data selection, compositing, and statistical analysis

Drillhole data to be used for grade interpolation were selected within the modeled mineralization wireframe solids (inclusive of points on the bounding surface). Drillhole data from 134 out of the 198 drillholes available for the Boka Deposit were selected (see Figure 17.1). The remaining samples were located outside of the mineralized domain solids.

Drillhole data were composited to 2 m intervals within the mineralization wireframe solids after determining that the composite length selection was supported by preliminary statistical analysis. Compositing was validated by comparing the sum of the product of composite length and gold grade against the sum of the product of original sample length and gold grade for all selected samples (i.e., the ‘metal content’ of the raw and composited sample data). A total of 5,759 sample composites were generated (4,292 for B1N and 1,467 for B1S).

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Figure 17.1    Plan of drillholes selected within mineralization wireframe solids

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Snowden conducted a statistical analysis on composited, lithologically-coded drillhole data and concludes that there does not appear to be a significant lithological control on the gold mineralization.

A top cut analysis was conducted on the 2 m composited gold data in the B1N and B1S zones. Top cuts are applied to reduce the influence of extreme values on continuity analyses and grade estimation.

Table 17.8 shows that the average grade of the Boka Deposit is very sensitive to extreme values. Removing 0.2% of the data results in a decrease of approximately 13% in the average grade of the B1N part of the deposit and approximately 10% in the average grade of the B1S part of the deposit. Top cuts, which are required given the current level of domaining of the data, will therefore have an impact on the estimated metal content of the deposit. This impact has been assessed (using the ‘metal content’ approach discussed above) as being a reduction of approximately 14% in B1N and approximately 11% in B1S.

Table 17.8    Top cut analysis results

Zone	Top cut Au (g/t)	Percentile	Number of data cut	Uncut mean Au (g/t)	Top cut mean Au (g/t)
B1N	18.95	99.8%	8	0.45	0.39
B1S	17.10	99.8%	3	0.50	0.45

Table 17.9 summarizes an evaluation of an estimate using drillhole data that have not been top cut. The estimate was conducted using the same parameters used in the estimation of the current Mineral Resource and the reported values represent the same blocks defined as Inferred in the current Mineral Resource. This tabulation is included for comparison with the previous table and to demonstrate sensitivity to top cuts.

Table 17.9    Estimate of Boka Deposit using data that have not been top cut

Cut-off (g/t Au)	Tonnage (Mt)	Grade (g/t Au)	Contained gold (koz)
0.01	50.5	0.5	831
0.50	11.9	1.6	611
1.00	5.5	2.6	469
Tonnes have been rounded to the nearest 100,000 tonnes and ounces to the nearest 1,000 ounces and this may have resulted in minor discrepancies.

17.3.6         Variography

Three-dimensional continuity analyses (variography) were conducted on the top cut gold grade data from the B1N and B1S parts of the Boka Deposit using Snowden’s Supervisor (v.7.11.05) software. The variography was iteratively conducted using non-transformed, normal scores transformed and log-normal transformed data, with constant visualization of the gold grade data in three-dimensions to assess modeled directions of continuity. The nugget variance contribution was modeled using the downhole variogram. Final variogram model parameters were generated in non-transformed space and checked across a range of lags (Table 17.10).

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Table 17.10    Variogram parameters for grade interpolation

Direction	Orientation*	Nugget	Structure 1		Structure 2
			Sill	Range (m)	Sill	Range (m)
B1N zone
Major	-24°→111°	0.20	0.45	110	0.35	180
Semi-major	24°→189°	0.20	0.45	110	0.35	180
Minor	-55°→240°	0.20	0.45	5	0.35	15
B1S zone
Major	-24°→111°	0.30	0.70	150	-	-
Semi-major	24°→189°	0.30	0.70	100	-	-
Minor	-55°→240°	0.30	0.70	5	-	-
*Note: Datamine ZXZ (Y=Major) angles are (-120°, 145°, -45°) for B1N and (-125°, 150°, -35°) for B1S.

17.3.7        Estimation of gold grade

Grades were estimated into the block model using ordinary kriging of the top cut sample data. Search distances were initially guided by the variogram ranges and were iteratively refined so that the grade model honoured the input data. An expanding search strategy with a restriction of four samples per drillhole was used. Search volume parameters used in three passes for the grade interpolation are summarized in Table 17.11.

Additional information was generated for model validation purposes. This included: kriging variance, number of samples used, search volume used, the weight of the mean from simple kriging, and kriging efficiency. Top cut gold grades were also interpolated into the density-coded block model using the nearest neighbour interpolation technique for model validation purposes.

Table 17.11    Search volume parameters used for grade interpolation

Search angles*	Search 1 distance†	Search 1 samples	Search 2 distance	Search 2 samples	Search 3 distance	Search 3 samples
B1N zone
-120°, 145°, -45°	Maj.: 90 m S-M: 90 m Min.:10 m	Min.: 10 Max.: 12	1.5*SVOL1	Min.: 10 Max.: 16	2.0*SVOL1	Min.: 4 Max.: 16
B1S zone
-125°, 150°, -35°	Maj.: 75 m S-M: 113 m Min.: 10 m	Min.: 10 Max.: 12	1.5*SVOL1	Min.: 10 Max.: 16	2.0*SVOL1	Min.: 4 Max.: 16
Notes: *Convention is Datamine ZXZ with Y = Major direction; †Maj. = major, S-M = semi-major, min. = minor; SVOL1 = first search volume, etc.; a maximum of four samples per drillhole were used

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17.3.8        Model validation

Snowden validated the November 2007 Mineral Resource block model for the Boka Deposit by:

•	Comparison of declustered and top cut input sample grades with tonnage weighted output block grades (both cell declustering and nearest neighbour declustering techniques were used).

•	Visual inspection of the model against the input composites in three dimensions using the Datamine Studio mining software.

•	Comparison of moving window input and output statistics along Easting, Northing, and Elevation slices through the model.

•	Comparison of grade-tonnage curves with those predicted from a global change-of-support analysis for the estimation block size to assess the degree of smoothing of the block estimates.

The results of these validation steps indicated that a high quality estimation of grade, based on the available data, has been produced.

17.3.9         Mineral Resource confidence classification

In determining the application of “Measured, Indicated, and Inferred” classifications to the structurally controlled, vein-hosted mesothermal Boka Mineral Resource estimate, Snowden has considered the following items:

•	Historical sampling, sample preparation, drillhole location, and core recovery data.

•	Results of the various QAQC assessments presented in Section 13.3.

•	Results of the various data verification assessments presented in Section 14.

•	Drillhole spacing.

•	Geological, structural, and gold grade (Official Assay Data) continuity.

•	Mineral Resource estimation quality.

Whilst there are some issues associated with core recovery and the QAQC dataset, Snowden considers the critical issue for Mineral Resource confidence classification to be the lack of understanding of the structural controls on mineralization at the current drillhole spacing.

Although the model validation results and various interpolation assessment parameters support a high degree of confidence in the quality of the estimation on a global basis, the absence of appropriate structural domaining and the current relatively wide-spaced drilling (50 m centres) given the type of deposit being evaluated (i.e., a structurally controlled, vein-hosted mesothermal gold deposit) result in reduced confidence in local estimates.

SRK (2007) noted of the mineralized veins that: “although different vein and alteration styles are evident, their exact orientation, distribution, and connectivity across the ore bodies is currently undetermined”, and indicated that it was not possible, given the current level of information, to determine structural controls on the mineralization at the meter-scale and vein-scale. They indicated that “the best resolution of structural controls possible with the current data is at the lode-scale, where mineralized lodes are interpreted as fault-bound mineralized envelopes which contain gold-bearing veins developed within specific structural sites” and that “this level of understanding is sufficient for resource estimation”. Snowden concurs with this approach; however, the erroneous data (i.e., manually manipulated assay data) in Southwestern’s previous database displayed a wider distribution and implied a greater degree of continuity of gold-bearing veins at 50 m spaced drilling (i.e., at the lode-scale) than is actually the case. The mineralized lodes generated by SRK (2007) are now not supported by the gold assay data in the reconstructed and verified gold assay database generated as part of the current study.

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Viewing the verified gold assay data in three-dimensions in the Datamine Studio mining software indicates that there is significantly reduced confidence in the mineralization continuity at the lode-scale at the current drillhole spacing. Mineralization intersections are narrower and more discontinuous than previously modeled. Additional closer-spaced drilling is therefore required to define the controls on the gold mineralization in the Boka Deposit and to facilitate modeling the mineralization continuity with high confidence.

Snowden considers that whilst the material inside the mineralization wireframe solids can be classified as Inferred according to the CIM (2005) definition standards, an Indicated classification is not supported by the current understanding of the structural controls on mineralization at the current drillhole spacing.

17.3.10      Mineral Resource reporting

Table 17.1 summarizes the November 2007 Mineral Resources by confidence classification and zone. The Mineral Resource was reported using processes in the Datamine Studio mining software, and checked using alternative software.

17.3.11      Upside potential

There is upside potential in the Mineral Resource estimate with the inclusion of the area currently defined by adit sampling.  The inclusion of this area would result in an extension of the Mineral Resource and could improve the estimated grades of the areas surrounding the adits.  In order to include the adit areas in the Mineral Resource estimate, additional drilling and sampling is required to confirm mineralization.

Adit sample data was not used in the Mineral Resource estimation because:

•	Official Assay Data was not available for a majority of such samples.

•	The adit samples are concentrated in the small-scale, high grade zones exploited by artisanal miners and may not fairly represent mineralization in surrounding lower grade zones.

•	A large number of adit sample data do not have location coordinates.

•
Gold mineralization within the adits could not be visually verified by Snowden because the adits have collapsed (Snowden notes that the sampling of the adits had been previously verified by others prior to collapse of adits).

•
A previous QP for the project (Winter, 2003) noted that the adit sampling process could potentially result in sampling bias (either high or low) due to sampling horizontally along mineralization rather than across it.

The potentially biased nature of the adit sampling may be rectified in future evaluations by using a detailed structural model to constrain gold grade estimations.

Snowden’s interpretation of mineralized domains excluded some mineralized drillhole intersections at depth below the B1N and B1S mineralized zones and at depth between the B1N and B1S zones. These intersections were excluded because continuity of geology and grade could not be inferred. Additional drilling in these areas is required to confirm continuity of geology and grade. The B1N and B1S zones appear to be open at depth down-dip (i.e., to the east).

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18      Other relevant data and information

There is no other relevant data or information to disclose with respect to the Boka Property as pertains to this Technical Report.

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19      Interpretation and conclusions

Southwestern has been exploring the Boka Property, located in the north-eastern part of the Yunnan Province of the People’s Republic of China, since late 2002 using a combination of drilling, sampling, and geophysical techniques. Exploration results indicate the presence of a regional-scale structurally controlled mineralization system on the property. Historical mine workings on the property attest to the presence of gold mineralization zones in several parts of the property. The most important of these, given the current level of exploration, are the Boka 1 and Boka 7 zones. Most of Southwestern’s exploration of the Boka Property has been focused on the Boka 1 zone, termed the Boka Deposit in this report. Preliminary exploration has been conducted on Boka 7 and other zones (e.g., Boka 19).

Drilling has been the dominant tool used in the exploration of the Boka Deposit. Drilling has been conducted by various contractors over the last five years and has resulted in both the B1N and B1S zones of the Boka Deposit being drilled on a 50 m drillhole spacing. Core recovery has generally been at or greater than 90%, although several drillholes drilled in the early part of the program display unacceptable recoveries in the 60% to 80% range.

Gold grades in the historical exploration drilling dataset for the Boka Property, particularly those for the Boka Deposit, indicated that high grade gold mineralization exists over broad drillhole intersections that are highly continuous between drillholes and drilling sections. This allowed previous workers to model the Mineral Resource at the lode-scale with a moderate to high degree of confidence.

Verification of the historical assay database against Official Assay Certificates provided directly to Snowden by the relevant analytical laboratories has indicated that manual and deliberate changes were made to assay data to increase the grade of samples within mineralized intersections. This has resulted in previous Mineral Resource estimates for the deposit being significantly overstated.

The drillhole assay data database for the historical exploration drilling was reconstructed using only Official Assay Data supplied directly from the relevant analytical laboratory to Snowden. Several database verification checks were conducted on the reconstructed database with no errors noted.

Data in the reconstructed and verified database indicated that the actual distribution of high gold grades is much more variable and discontinuous than previously modeled, and there is reduced confidence in mineralization continuity at the lode-scale at the current drillhole spacing. Infill drilling to at least an effective 25 m drillhole spacing is required for adequate confirmation of structural and mineralization continuity in the deposit.

Detailed QAQC analyses of the official historical exploration assay data revealed several issues with respect to data quality. The main issues are:

·
The lack of appropriate field and pulp duplicates (most are at or close to the detection limit for gold for the relevant analytical technique) as well as the absence of coarse reject duplicates, thereby precluding a meaningful assessment of data precision.

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·	The poor characterization of four field standards precluding an accurate independent assessment of analytical accuracy over the typical grade range of the Boka Deposit.

·	The apparent low bias displayed by assays of the field standards relative to the certified acceptable mean for the relevant standard.

·	The elevated precision in check pulp assay data.

·	The absence of field blank samples to independently assess cross contamination in the sampling, sample handling, and sample preparation process.

·	The absence of analyses of laboratory QAQC data precluding a meaningful assessment of the quality of gold assay data reported by the relevant analytical laboratories.

Additional data verification indicated that:

·	The collar, survey, lithology, drillhole core recovery, and sample information in the Southwestern Database is representative of the information recorded in the original drillhole logging sheets.

·	Drillholes checked were correctly located and downhole survey traces were reasonable, with a few minor exceptions that required investigation.

Available results from the recent twin drillhole program display similar grades and grade trends to the original drillhole using the officially certified assay data. This increases confidence in the validity and quality of the official original assay data in the Boka Property exploration database. It also indicates that the original samples were not tampered with or salted.

Metallurgical testing uses samples that are not representative of the Boka Deposit mineralization. Any analysis of these samples should be treated with caution.

At this stage of the project development, no metallurgical statement can be provided. This is unlikely to change until the recommended detailed review of Mineral Resources and Reserves by rock type has been completed. Even then, all that may be accomplished is to identify major contributors to future Mineral Reserves that will benefit from detailed laboratory testing.

Using the available information Snowden has estimated an Inferred Mineral Resource for the Boka Project. The lack of an adequate structural model and structural understanding were key factors in the decision to classify the Mineral Resource as Inferred. Core recovery and data quality issues with some of the historical exploration drilling data were also taken into account in deciding upon an Inferred classification. The Mineral Resource is based on gold assay data from drillholes only. Adit assay data were not used for the Resource estimate as:

·	They could not be independently verified.

·	An analysis comparing drillhole assay data to adit assay data revealed that the adit assay data were higher by up to ten times relative to the drillhole assay data.

Southwestern has advised Snowden that, to the best of its knowledge, it is unaware of any issues that materially affect the Mineral Resource in a detrimental sense.

There is upside potential to the mineralization at the Boka Deposit, including:

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·	At depth beneath the B1N and B1S zones.

·	Down dip in both zones (i.e., toward the east).

·	At depth between the two zones.

·	Up dip in both zones, in the vicinity of the adits.

In addition to the upside potential described above, numerous target areas (e.g., Boka 2, 8, and 11) containing gold, copper, and copper-cobalt anomalies were defined from property-wide soil sampling (Hughes, 2007) have been defined with soil sampling and rock chip sampling. Little detailed exploration has been conducted on these targets, which may constitute further potential within the project area. Hughes (2007) reviewed and prioritized the most important of these, and made recommendations for follow-up exploration to assess them. The priority areas for follow-up sampling, mapping and/or drilling include gold-in-soil anomalies in Boka 2, 7, 8, 11, and Lower Zone target areas (see Figure 7.2), as well as three target areas of gold or gold-copper soil anomalies in the Tuobuka-Shanmu Licence area (see Figure 4.2).

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20      Recommendations

20.1        Exploration

As part of Southwestern’s program to further develop the Boka Property, Snowden recommends a staged program of exploration, data collection, and evaluation. During all stages of exploration Southwestern should endeavour to collect as much information as possible including drillhole core orientations, density data, geotechnical data, and metallurgical data in additional to the routinely collected geological, structural, QAQC, and assay data.

20.1.1         Infill exploration

Stage 1

A first pass exploration core drilling program should aim to infill drill a portion of B1N to 25 m centres. This program would improve the definition of the structural controls on mineralization and consequently would result in an improvement in confidence in the Mineral Resource estimate. The core drillholes should be oriented, as far as is possible given rock conditions, to improve the level of structural data available.

The infill drilling program would logically target shallower parts of the deposit, such as the areas currently defined by adits and not included in the current Mineral Resource estimate. There are strong indications from artisanal mining of high grade gold mineralization in the vicinity of the adits; these areas are not included in the current Mineral Resource estimate.

Infill drilling of the adit areas from the surface may be logistically difficult due to the steep terrain. Alternatives, such as underground drilling from adits, should be considered.

After the first pass of drilling, the project should be re-evaluated before committing to additional infill drilling.

Stage 2

A second stage of exploration would be contingent upon the results of the Stage 1 program and the subsequent Mineral Resource evaluation. Should Stage 1 have a favourable outcome, the infill drilling program should be expanded to include other parts of the Boka Deposit.

20.1.2         Extensional exploration

Southwestern should design a core drilling program to target potential extensions to mineralization at depth below and between B1N and B1S. This program could be run in parallel to the infill exploration programs.

20.1.3         Regional exploration

Southwestern’s regional exploration programs should aim to develop and test regional targets, such as Boka 7, 11, and 19, using the most appropriate methods. These programs could be run in parallel with the infill and extensional exploration programs in Stage 1.

20.1.4         Bulk sample collection

As the project progresses and mining studies are considered, bulk sampling of shallow mineralization in proximity to the adits would be advantageous. This type of sampling would be useful for improving the understanding of the distribution of gold mineralization, structural controls on mineralization, metallurgical characteristics of the mineralized material, and geotechnical characteristics of the host rocks. As well, it would be a good test of the quality of the Mineral Resource estimate.

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20.2        Drilling

Snowden has made several recommendations relating to drilling. These are presented in Section 11.3.

20.3        Sampling

Snowden has made several recommendations relating to sampling. These are presented in Section 12.3.

20.4        Sample database

Snowden notes that there are many samples in the Official Assay Data that are not in Southwestern’s Database. These samples, which include numerous adit samples, have not been included in the reconstructed database as the information available for them is incomplete (e.g., Official Assay Data not available and no location data).

20.5        Sample QAQC procedures

Snowden has made numerous recommendations relating to sample QAQC. These are presented in Section 13.1.3 and Section 13.3.2.

20.6        Mineral Resource estimation

A key aspect to the improvement of confidence in the Mineral Resource estimate is the infill drilling program outlined in Section 20.1 and the resultant improvements to the understanding of structural, geological, and mineralization characteristics of the deposit. Considerable effort will be required to analyze the collected data and to develop a detailed structural model for the deposit. A robust structural model is necessary to advance the Mineral Resource estimation to the Indicated or Measured classification.

20.7        Metallurgy and processing

Future Mineral Reserves will need to be quantified by rock type, so that their influence on the overall plant feed can be well understood. This will tend to focus the laboratory testing on the largest contributors to revenue generation.

It may be useful to request cyanide soluble gold assays on the major contributors to the Mineral Resource. Although cyanide soluble gold assaying does not provide the same detailed data as does a far more expensive cyanidation test, it can be useful in Mineral Resource assessment. If sulphur data has already been requested, or if the core logging provides estimates of pyrite content, the cyanide soluble gold versus sulphur data should be spatially plotted as by ore types.

Future testing can initially be undertaken at a nominal grind of 80% passing 120 μm, but with screen assaying on the leached tailing. This has not been done to date, resulting in a poor understanding of grind sensitivity.

If there is sufficient massive sulphide material to make a decent contribution to Resources and Reserves, testing should also include ICP assaying of the final pregnant solutions, since at this time, the source of the elevated cyanide consumption is unknown.

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20.8        Cost of the recommended work programs

At the time of writing, Southwestern is evaluating their options for the Property. No commitment to a particular exploration approach has been made and consequently no estimation of likely costs has been made.

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21      References

Author	Title
AMMTEC, 2007a	Metallurgical Testwork Conducted Upon Samples of Ore from Boka Gold Deposit for Southwestern Resources Corp. Report No. A10694. August 2007.
AMMTEC, 2007b	Comminution and Leach Testing Associated with Boka Gold Project for Ausenco Limited. Report No. A10782. October 2007.
Ash, C., and Alldrick, D., 1996
Au-quartz Veins. In: Selected British Columbia Mineral Deposit Profiles, Volume 2 – Metallic Deposits. D.V. LefebureandT. Höy (eds.), British Columbia Ministry of Employment and Investment, Open File 1996-13. p53-56.

CIM, 2005	CIM DEFINITION STANDARDS - For Mineral Resources and Mineral Reserves. Prepared by the CIM Standing Committee on Reserve Definitions. Adopted by CIM Council on December 11, 2005
CIM, 2003	CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines , adopted by CIM Council on November 23, 2003
Encyclopaedia Brittanica online, 2007.	http://www.britannica.com/eb/article-9078160/Yunnan-Guizhou-Plateau
Grigorova, B., Anderson, S., de Bruyn, J., Smith, W., Stülpner, K. and Barzev, A., 1998.	The AARL gold fingerprinting technology. Gold Bulletin, vol. 31, no. 1, p. 26-29.
Groves, D.I., Goldfarb, R.J.j Gebre-Mariam, M., Hagemann, S.G., and Robert, F., 1998	Orogenic gold deposits: A proposed classification in the context of their crustal distribution and relationship to other gold deposit types. Ore Geol. Rev. 13: 7-27.
Hatch, 2005.
Preliminary Assessment of Boka Deposit, Yunnan Province, P.R.C. NI 43-101 Technical Report prepared for Southwestern Resources Corp. by Hatch, Vancouver, Canada, PR315901.001, FL315901.201, June 2005. 100p.

Hughes, T.N.J., 2007	Boka Exploration Licence Summary. Boka Concession 2007. Internal unpublished report for Southwestern Resources Corp. August 2007. 64p.
Mason, R., 2007.	Structural interpretation of the Boka 1 and Boka 7 areas, Yunnan Province, China. Unpubl. Report for Southwestern Resources Corp., July 2007.
Miller, A.R., 2003a	Petrography, Ore Microscopy and Scanning Electron Microscope Investigation of selected samples from the Boka Deposit, Yunnan Province, China. Unpubl. report for Southwestern Resources Corp., 50 p.
Miller, A.R., 2003b
Contribution to the geology and ore deposit modelling of the epigenetic Boka gold mineralisation: Lithologies and temporal relationships between structure, petrofabrics, and alteration assemblages, Yunnan Province, Southern China. Unpublished report to Southwestern Resources Corp., June 11, 2003. 250 p.

Pow-foong Fan, 1984	Geological Setting of Selected Copper Deposits of China. Econ. Geol. 79:1785-1795.
Rhys, D.A., 2004	Structural style and setting of gold mineralization on the Boka Property, Yunnan Province, China. Unpubl. Report to Southwestern Resources Corp., November 2005. 61p.
Qiu, H-N., Zhu, B.Q. and Sun, D., 2002	Age significance interpreted from [40]Ar-[39]Ar dating of quartz samples from the Dongchuan Copper Deposits, Yunnan, SW China, by crushing and leaching. Geochem. Journal. 36: 475-491.

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SRK, 2007	Boka 1 Geology and Resource Estimation. NI 43-101 Technical Report prepared for Southwestern Resources Corp. by SRK Consulting, Perth, Australia, Project No. AUE002, January 2007. 184 pp.
Whitehead, R.E., 2005.	Accuracy and Precision Report for Chemical Analyses of Samples from Boka Gold Deposit. Unpubl. Report referenced in Winter (2005a, b).
Williams, B., 2007
Geological cross sectional interpretations. A total of 25 sectional interpretations spaced every 50 m, across the Boka Deposit including section lines 4800 to 5250 for B1S and 5450 to 6200 for B1N. Williams Exploration Consulting Pty Ltd., Sydney, Australia.

Winter, L.D.S., 2003a	Boka Gold Project, Yunnan Province, P.R.C. NI 43-101 Technical Report prepared for Southwestern Resources Corp., March 2003, Sudbury, Canada. 67pp.
Winter, L.D.S., 2003b	Boka Gold Project, Yunnan Province, P.R.C. NI 43-101 Technical Report prepared for Southwestern Resources Corp., June 2003, Sudbury, Canada. 85pp.
Winter, L.D.S., 2003c	Boka Gold Project, Yunnan Province, P.R.C. NI 43-101 Technical Report prepared for Southwestern Resources Corp., August 2003, Sudbury, Canada. 79pp.
Winter, L.D.S., 2003d	Tuobuka Gold Project, Yunnan Province, China. NI 43-101 Technical Report prepared for SKN Resources Ltd., October 2003, Sudbury, Ontario, 45pp.
Winter, L.D.S., 2004	Boka Gold Project, Yunnan Province, P.R.C. NI 43-101 Technical Report prepared for Southwestern Resources Corp., January 2004, Sudbury, Canada. 32pp.
Winter, L.D.S., 2005a	Boka Gold Project, Yunnan Province, P.R.C. NI 43-101 Technical Report prepared for Southwestern Resources Corp., February 2005, Sudbury, Canada. 33pp.
Winter, L.D.S., 2005b	Boka Gold Project, Yunnan Province, P.R.C. NI 43-101 Technical Report prepared for Southwestern Resources Corp., September 2005, Sudbury, Canada. 48pp.
Yang, Z., Cheng, Y and Wang H., 1986	The Geology of China. Oxford Monographs on Geology and Geophysics, No. 3. Clarendon Press, 303p.
Yang, Y.X., Qiu, D.M., Que, M.Y., Zhang, L.S. and Wang, J., 1988.l	Precambrian Stratabound Copper Deposits in the Xichang-Central Yunnan Region. Chongqing Publishing House, 66pp. (in Chinese).

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22      Dates and signatures

Name of Report:
Mineral Resource Update
Boka Gold Project, Yunnan Province, P.R.C.
November 2007

Effective date:
9 November 2007

Issued by:
Southwestern Resources Corp.

[signed and sealed] W.S. Board                                                                           9 November 2007

Dr. W. S. Board, P.Geo.                                                                           Date

[signed and sealed] A.M. Trueman                                                                    9 November 2007

A.M. Trueman, P.Geo.                                                                                          Date

                    [signed and sealed] G.W. Hawthorn                                                                    9 November 2007

G.W. Hawthorn, P.Eng.                                                                                          Date

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23      Certificates

CERTIFICATE of QUALIFIED PERSON

a)	I, Warwick Board, Senior Consultant of Snowden Mining Industry Consultants Inc., 600-1090 West Pender Street, Vancouver, BC, V6E 2N7, do hereby certify that:

b)
I am an author of the Technical Report titled Mineral Resource Update – Boka Gold Project, Yunnan Province, P.R.C. and dated 9 November 2007 (the ‘Technical Report’) relating to the Boka Property prepared for Southwestern Resources Corp.

c)
I graduated with B.Sc. (Hons), M.Sc., and Ph.D. degrees in geology from the University of Cape Town in 1993, 1998, and 2002 respectively. I am a registered Professional Geoscientist (P.Geo, #31256) of the Association of Professional Engineers and Geoscientists of British Columbia, a member of the Australasian Institute of Mining and Metallurgy (MAusIMM) and a registered Professional Natural Scientist with the South African Council for Natural Scientific Professions (Pr.Sci.Nat.). I have worked as a geologist for a total of ten years since my graduation from university and worked on several mesothermal gold exploration and evaluation projects during that time.

I have read the definition of ‘qualified person’ set out in National Instrument 43-101 (‘the Instrument’) and certify that by reason of my education, affiliation with a professional association, and past relevant work experience, I fulfil the requirements of a ‘qualified person’ for the purposes of the Instrument. I have geologically modeled and generated geostatistical Resource estimates for a variety of gold deposits in different geological settings using industry accepted practices. I have worked on the evaluation of mineral deposits for at least five years.

d)	I made a current visit to the Boka Property from 17 July 2007 to 20 July 2007. I visited the SGS Tianjin analytical laboratory on 23 July 2007.

e)	I am responsible for the preparation of all sections of the Technical Report with the exception of Section 16.

f)	I am independent of the issuer as defined in section 1.4 of the Instrument.

g)	I have not had prior involvement with the property that is the subject of the Technical Report.

h)	I have read the Instrument and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

i)
As of the date of this certificate, to the best of my knowledge, information, and belief, the Technical Report contains all the scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated at Vancouver, BC this 9th day of November 2007.

[signed and sealed] W.S. Board

Dr. W.S. Board, P.Geo., MAusIMM, Pr.Sci.Nat.

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CERTIFICATE of QUALIFIED PERSON

a)	I, Alex Michael Trueman, Divisional Manager of Snowden Mining Industry Consultants Inc., 600-1090 West Pender Street, Vancouver, BC, V6E 2N7, do hereby certify that:

b)
I am an author of the Technical Report titled Mineral Resource Update – Boka Gold Project, Yunnan Province, P.R.C. and dated 9 November 2007 (the ‘Technical Report’) relating to the Boka Property prepared for Southwestern Resources Corp.

c)
I graduated with B.Sc. (Hons), degree in geology from the University of Queensland in 1992. I am a registered Professional Geoscientist (P.Geo, #149753) of the Association of Professional Engineers and Geoscientists of British Columbia, and a member of the Australasian Institute of Mining and Metallurgy (MAusIMM). I have worked as a geologist for a total of 15 years since my graduation from university and worked extensively on the evaluation of mesothermal gold deposits in that time.

I have read the definition of ‘qualified person’ set out in National Instrument 43-101 (‘the Instrument’) and certify that by reason of my education, affiliation with a professional association, and past relevant work experience, I fulfil the requirements of a ‘qualified person’ for the purposes of the Instrument. I have geologically modeled and generated geostatistical Resource estimates for a variety of gold deposits in different geological settings using industry accepted practices. I have worked on the evaluation of mineral deposits for at least ten years.

d)	I have not visited the Boka Property.

e)	I am responsible for the preparation of all sections of the Technical Report with the exception of Section 16.

f)	I am independent of the issuer as defined in section 1.4 of the Instrument.

g)	I have not had prior involvement with the property that is the subject of the Technical Report.

h)	I have read the Instrument and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

i)
As of the date of this certificate, to the best of my knowledge, information, and belief, the Technical Report contains all the scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated at Vancouver, BC this 9th day of November 2007.

[signed and sealed] A.M. Trueman

A.M. Trueman, P.Geo., MAusIMM (CP)

88 of 107

Southwestern Resources Corp.: Mineral Resource Update Boka Gold Project, Yunnan Province, P.R.C. Mineral Resource Update

CERTIFICATE of QUALIFIED PERSON

a)	I, Gary William Hawthorn, of 2806 Thorncliffe Drive, North Vancouver, BC, am a Professional Mineral Processing Engineer and do hereby certify that:

b)
I am an author of the Technical Report titled Mineral Resource Update – Boka Gold Project, Yunnan Province, P.R.C. and dated 9 November 2007 (the ‘Technical Report’) relating to the Boka Property prepared for Southwestern Resources Corp.

c)
I graduated with a degree of B.Sc. in Mining Engineering from Queen’s University, Kingston Ontario, in 1964. I am a registered Professional Engineer (P.Eng.) of the Association of Professional Engineers and Geoscientists of British Columbia. I have worked as a mineral processing engineer for 42 years and as a professional engineer for 34 years.

I have read the definition of ‘qualified person’ set out in National Instrument 43-101 (‘the Instrument’) and certify that by reason of my education, affiliation with a professional association, and past relevant work experience, I fulfil the requirements of a ‘qualified person’ for the purposes of the Instrument. My experience includes 18 years, mainly as a mill superintendent for Cominco Ltd. and Placer Development Ltd. Starting in 1982 I have been self employed as a consulting Mineral Processing Engineer, since 1988 as Westcoast Mineral Testing Inc.

d)	I have not visited the Boka Property.

e)
I am responsible for the preparation of Section 16 Mineral processing and metallurgical testing of the Technical Report, as well as several processing related entries in Section 19 Interpretation and conclusions and Section 20 Recommendations.

f)	I am independent of the issuer as defined in section 1.4 of the Instrument.

g)	I have not had prior involvement with the property that is the subject of the Technical Report.

h)	I have read the Instrument and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

i)
As of the date of this certificate, to the best of my knowledge, information, and belief, the Technical Report contains all the scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated at Vancouver, BC this 9th day of November 2007.

[signed and sealed] G.W. Hawthorn

G.W. Hawthorn, P.Eng.

89 of 107

A    Historical exploration drilling – drillhole locations

November 2007
90 of 107

Drillhole ID	Easting (m)	Northing (m)	Elevation (m)	Depth (m)	Azimuth	Dip	Year	Zone
B02-01	34601519.94	2924181.93	1856.79	273.6	246.6	-73.3	2002	B1N
B02-02	34601509.71	2924407.78	1960.51	234.1	243.8	-75.0	2002	B1N
B03-02	34601514.96	2924407.30	1960.26	398.4	243.6	-74.8	2003	B1N
B03-03	34601523.41	2924180.20	1856.66	349.2	176.1	-80.9	2003	B1N
B03-04	34601609.14	2924236.09	1932.80	248.5	245.3	-75.5	2003	B1N
B03-05	34601626.99	2924062.90	1796.04	307.7	246.9	-79.9	2003	B1N
B03-06	34601725.65	2923222.80	1974.96	512.8	250.7	-67.1	2003	B1S
B03-07	34601706.86	2924264.03	1954.89	477.5	244.5	-60.1	2003	B1N
B03-08	34601818.57	2923757.05	1941.00	424.2	236.1	-60.7	2003	B1S
B03-09	34601368.05	2924665.60	1946.18	227.3	244.4	-69.0	2003	B1N
B03-09b	34601373.65	2924663.50	1946.14	450.0	235.4	-68.7	2003	B1N
B03-10	34601388.47	2920771.06	2048.21	401.9	225.9	-69.7	2003	Boka7
B03-11	34601670.96	2923038.92	1983.45	342.2	267.7	-66.6	2003	B1S
B03-12	34601725.25	2923222.22	1975.12	510.2	310.2	-63.3	2003	B1S
B03-13	34601354.82	2921047.04	2058.90	302.0	227.2	-62.5	2003	Boka7
B03-14	34601325.40	2920912.05	2054.78	289.8	225.6	-54.6	2003	Boka7
B03-15	34601352.58	2921048.78	2059.00	342.3	281.1	-56.6	2003	Boka7
B03-16	34600995.22	2921593.28	2028.12	363.6	229.2	-65.4	2003	Boka7
B03-17	34601138.21	2921281.85	2064.08	344.4	286.6	-64.8	2003	Boka7
B03-18	34601367.38	2922786.49	1998.28	312.4	229.8	-59.4	2003	B1S
B03-19	34600961.37	2921765.84	2032.54	341.0	230.0	-65.3	2003	Boka7
B03-20	34601627.88	2923207.32	1940.83	242.3	249.1	-72.0	2003	B1S
B03-21	34601697.54	2923326.36	1958.02	408.1	250.1	-70.2	2003	B1S
B03-22	34601206.68	2921587.96	2057.19	446.0	230.7	-64.7	2003	Boka7
B03-23	34601387.83	2920745.64	2049.90	385.2	179.9	-62.6	2003	Boka7
B03-24	34601462.98	2923240.60	1896.79	466.7	250.6	-70.2	2003	B1S
B03-25	34601320.92	2923192.78	1865.51	309.7	250.0	-69.8	2003	B1S
B04-26	34601317.20	2923350.02	1802.47	218.9	249.9	-70.3	2004	B1S
B04-27	34601222.70	2923316.48	1801.90	208.1	250.0	-70.1	2004	B1S
B04-28	34601269.78	2923333.45	1797.31	256.1	249.8	-69.8	2004	B1S
B04-29	34601238.86	2923268.93	1824.91	303.9	249.9	-70.1	2004	B1S
B04-30	34601333.80	2923303.78	1831.74	307.8	250.1	-70.1	2004	B1S
B04-31	34601194.06	2923354.72	1766.08	200.9	65.1	-69.8	2004	B1S
B04-32	34601381.82	2923319.37	1830.51	360.1	249.8	-70.1	2004	B1S

November 2007
91 of 107

Drillhole ID	Easting (m)	Northing (m)	Elevation (m)	Depth (m)	Azimuth	Dip	Year	Zone
B04-33	34601364.34	2923367.86	1796.47	330.6	250.1	-70.0	2004	B1S
B04-34	34601195.40	2923354.89	1766.97	201.1	250.0	-77.9	2004	B1S
B04-35	34601303.98	2923239.41	1854.00	279.2	250.1	-70.2	2004	B1S
B04-36	34601050.93	2921457.23	2017.56	401.8	240.0	-70.2	2004	Boka7
B04-37	34601176.02	2923299.16	1787.94	192.1	250.1	-69.8	2004	B1S
B04-38	34601257.26	2923222.48	1849.30	309.0	250.1	-70.1	2004	B1S
B04-39	34601398.08	2923274.11	1855.19	326.6	249.6	-69.7	2004	B1S
B04-40	34601206.49	2921463.44	2039.50	426.7	240.2	-70.1	2004	Boka7
B04-41	34601701.88	2923496.82	1873.21	484.8	250.1	-70.2	2004	B1S
B04-42	34601287.07	2923286.45	1826.15	264.7	249.7	-70.1	2004	B1S
B04-43	34601706.80	2924263.96	1954.90	347.5	245.0	-90.0	2004	B1N
B04-44	34601350.83	2923256.86	1852.68	301.5	249.8	-69.8	2004	B1S
B04-45	34601599.51	2923453.60	1836.78	365.6	240.4	-70.4	2004	B1S
B04-46	34601706.8	2924263.96	1954.90	439.0	245.0	-90.0	2004	B1N
B04-47	34601367.86	2923209.96	1876.77	389.6	250.2	-70.2	2004	B1S
B04-48	34601504.95	2923418.78	1810.27	411.1	249.8	-69.9	2004	B1S
B04-49	34601661.11	2924242.51	1940.87	410.2	245.0	-69.9	2004	B1N
B04-50	34601509.25	2924392.47	1957.52	309.1	245.0	-70.1	2004	B1N
B04-51	34601572.52	2924256.64	1936.19	247.6	245.0	-69.9	2004	B1N
B04-52	34601538.75	2923165.22	1951.94	500.0	249.9	-70.2	2004	B1S
B04-52_s	34601538.75	2923165.22	1951.94	358.0	249.9	-70.2	2004	B1S
B04-53	34601457.87	2923402.08	1800.48	393.2	250.0	-70.3	2004	B1S
B04-54	34601682.78	2924197.59	1926.57	386.6	245.4	-70.4	2004	B1N
B04-55	34601465.35	2924371.88	1952.67	301.2	244.9	-70.2	2004	B1N
B04-56	34601725.66	2924103.86	1878.70	426.1	244.9	-69.7	2004	B1N
B04-57	34601645.73	2923472.47	1859.64	442.1	250.1	-70.3	2004	B1S
B04-58	34601825.27	2923855.07	1912.93	443.6	250.0	-70.0	2004	B1S
B04-59	34601859.25	2923761.10	1951.28	433.2	249.8	-70.2	2004	B1S
B04-60	34601488.03	2924438.17	1952.20	383.0	244.9	-70.0	2004	B1N
B04-61	34601637.22	2924126.65	1861.00	326.1	244.8	-69.6	2004	B1N
B04-62	34601569.70	2924144.85	1854.37	261.5	245.0	-70.0	2004	B1N
B04-63	34601530.16	2924346.98	1949.59	332.5	245.1	-69.9	2004	B1N
B04-64	34601421.69	2924460.76	1955.71	354.3	245.1	-69.9	2004	B1N
B04-65	34601552.95	2923432.80	1818.77	398.3	250.0	-70.0	2004	B1S
B04-66	34601414.69	2923226.08	1885.76	367.0	250.0	-70.1	2004	B1S
B04-67	34601432.36	2923180.05	1914.67	412.3	249.8	-70.2	2004	B1S

November 2007
92 of 107

Drillhole ID	Easting (m)	Northing (m)	Elevation (m)	Depth (m)	Azimuth	Dip	Year	Zone
B04-68	34601575.25	2924257.76	1936.16	252.4	245.2	-69.9	2004	B1N
B04-69	34601614.81	2924331.63	1953.69	456.8	245.2	-69.9	2004	B1N
B04-70	34601661.39	2924242.80	1940.91	495.0	245.0	-90.0	2004	B1N
B04-71	34601871.64	2923871.74	1913.71	473.1	240.0	-60.1	2004	B1S
B04-72	34601750.09	2924063.99	1872.85	453.4	245.2	-70.2	2004	B1N
B04-73	34601553.41	2923433.03	1818.89	395.8	173.3	-89.4	2004	B1S
B04-74	34601555.48	2924469.24	1958.62	456.3	245.0	-70.1	2004	B1N
B04-75	34601392.71	2922844.87	1990.39	380.0	239.9	-60.1	2004	B1S
B04-76	34601505.43	2924280.33	1928.27	314.7	245.1	-70.1	2004	B1N
B05-100	34601602.86	2923135.53	1980.72	550.0	246.3	-70.0	2005	B1S
B05-101	34601655.56	2924019.36	1798.83	317.5	245.0	-90.0	2005	B1N
B05-102	34601723.02	2924216.47	1945.70	460.0	244.9	-70.1	2005	B1N
B05-103	34601795.86	2924194.17	1948.43	550.0	230.2	-70.0	2005	B1N
B05-104	34601645.93	2923470.55	1859.46	390.5	250.0	-90.0	2005	B1S
B05-105	34601376.18	2924440.85	1937.15	360.1	245.1	-69.9	2005	B1N
B05-106	34601811.71	2924092.01	1914.70	636.4	244.7	-70.0	2005	B1N
B05-107	34601524.26	2924127.86	1839.52	293.2	245.1	-70.1	2005	B1N
B05-108	34601772.02	2924239.23	1957.19	632.7	231.0	-70.1	2005	B1N
B05-109	34601894.08	2923986.23	1880.13	724.8	230.5	-69.7	2005	B1S
B05-110	34601526.23	2923214.12	1917.88	473.6	249.9	-70.0	2005	B1S
B05-111	34601398.41	2924396.68	1934.08	300.0	244.8	-70.0	2005	B1N
B05-112	34601594.94	2924101.55	1832.98	296.6	244.7	-70.0	2005	B1N
B05-113	34601545.60	2924078.42	1802.00	303.1	244.8	-70.2	2005	B1N
B05-114	34601764.46	2923726.50	1891.91	605.5	229.9	-75.0	2005	B1S
B05-115	34601479.31	2923196.68	1921.53	503.8	250.0	-69.9	2005	B1S
B05-116	34601543.41	2923167.40	1951.98	481.0	235.0	-64.9	2005	B1S
B05-117	34601487.78	2923466.20	1776.99	445.5	243.0	-70.1	2005	B1S
B05-118	34601826.68	2923854.96	1913.15	483.1	224.9	-65.1	2005	B1S
B05-119	34601861.17	2924063.89	1915.25	491.2	234.9	-70.2	2005	B1N
B05-120	34601442.20	2924416.33	1961.18	441.7	245.2	-70.0	2005	B1N
B05-121	34601902.92	2924079.55	1922.08	550.3	245.2	-75.1	2005	B1N
B05-122	34601813.26	2924148.12	1935.51	637.0	233.1	-70.1	2005	B1N
B05-123	34601637.29	2923201.26	1944.56	119.1	244.9	-72.1	2005	B1S
B05-124	34601638.43	2923201.71	1944.61	480.4	245.1	-71.9	2005	B1S
B05-125	34601724.69	2923224.12	1975.10	660.2	250.0	-90.0	2005	B1S
B05-126	34601379.44	2924552.72	1926.38	380.3	244.9	-70.0	2005	B1N

November 2007
93 of 107

Drillhole ID	Easting (m)	Northing (m)	Elevation (m)	Depth (m)	Azimuth	Dip	Year	Zone
B05-127	34601573.41	2923549.58	1765.01	380.0	226.6	-69.7	2005	B1S
B05-128	34601816.61	2924038.90	1894.26	542.1	245.2	-70.3	2005	B1N
B05-129	34601425.38	2924355.66	1928.90	282.1	245.0	-70.3	2005	B1N
B05-130	34601621.38	2923248.43	1922.41	600.0	250.2	-70.3	2005	B1S
B05-131	34601769.9	2924128.06	1925.17	554.9	233.6	-70.0	2005	B1N
B05-132	34601484.61	2924325.95	1939.69	381.6	245.0	-69.8	2005	B1N
B05-133	34601700.97	2923491.15	1874.08	775.0	250.0	-90.0	2005	B1S
B05-134	34601560.81	2923119.77	1963.74	519.3	234.8	-70.2	2005	B1S
B05-135	34601654.50	2924018.55	1798.81	163.0	244.7	-70.2	2005	B1N
B05-136	34601750.43	2924064.55	1872.53	300.2	244.9	-81.2	2005	B1N
B05-137	34601711.45	2924266.12	1954.88	188.7	245.1	-78.9	2005	B1N
B05-138	34601813.42	2923409.74	1965.22	859.1	240.6	-70.2	2005	B1S
B05-139	34601661.29	2924242.89	1940.75	666.6	245.0	-78.7	2005	B1N
B05-140	34601707.05	2924264.25	1954.95	561.0	245.0	-78.9	2005	B1N
B05-141	34601621.00	2923248.66	1922.54	702.1	238.5	-84.8	2005	B1S
B05-142	34601643.65	2924399.87	1966.63	535.3	245.0	-90.0	2005	B1N
B05-143	34601495.64	2924551.79	1946.10	439.7	245.0	-80.3	2005	B1N
B05-144	34601527.08	2924235.36	1893.60	317.1	244.8	-70.0	2005	B1N
B05-145	34601601.11	2924490.53	1974.33	520.6	244.9	-70.3	2005	B1N
B05-146	34601481.04	2924214.26	1887.90	262.7	245.1	-69.9	2005	B1N
B05-147	34601512.04	2924504.10	1946.79	520.2	245.0	-90.0	2005	B1N
B05-148	34601638.46	2924287.63	1950.48	417.9	244.8	-79.9	2005	B1N
B05-149	34601350.81	2924373.78	1896.45	282.4	245.1	-70.1	2005	B1N
B05-150	34601439.23	2924304.41	1903.07	179.5	244.5	-70.1	2005	B1N
B05-151	34601680.96	2924306.89	1959.16	400.1	245.1	-80.8	2005	B1N
B05-152	34601751.57	2924282.39	1965.32	616.7	245.0	-89.8	2005	B1N
B05-153	34601330.83	2924419.36	1895.54	248.1	245.2	-70.1	2005	B1N
B05-77	34601511.63	2924503.92	1947.05	355.9	244.8	-70.2	2005	B1N
B05-78	34601551.17	2924301.55	1942.93	395.3	245.1	-69.9	2005	B1N
B05-79	34601554.28	2924413.39	1957.07	404.9	244.8	-70.2	2005	B1N
B05-80	34601636.62	2924286.58	1950.29	427.6	245.1	-70.0	2005	B1N
B05-81	34601490.60	2924164.29	1852.94	336.5	245.0	-69.9	2005	B1N
B05-82	34601658.85	2923581.89	1823.83	449.0	250.2	-70.0	2005	B1S
B05-83	34601588.42	2924374.05	1955.43	420.7	245.0	-69.4	2005	B1N
B05-84	34601597.95	2924213.28	1916.58	349.5	245.3	-70.1	2005	B1N
B05-85	34601918.52	2923888.88	1901.22	444.5	250.2	-70.2	2005	B1S

November 2007
94 of 107

Drillhole ID	Easting (m)	Northing (m)	Elevation (m)	Depth (m)	Azimuth	Dip	Year	Zone
B05-86	34601908.14	2923778.85	1940.75	441.5	251.2	-70.0	2005	B1S
B05-87	34601749.30	2924173.58	1935.05	460.0	244.7	-72.0	2005	B1N
B05-88	34601427.26	2924574.41	1943.67	399.5	245.3	-70.4	2005	B1N
B05-89	34601500.63	2922991.93	1984.62	428.4	250.2	-70.0	2005	B1S
B05-90	34601794.17	2924195.14	1948.30	206.0	240.0	-69.8	2005	B1N
B05-90_s	34601794.17	2924195.14	1948.30	347.0	240.0	-69.8	2005	B1N
B05-91	34601470.32	2924594.73	1944.90	438.7	245.0	-70.2	2005	B1N
B05-92	34601495.42	2924551.66	1945.94	422.4	245.3	-69.8	2005	B1N
B05-93	34601441.00	2923449.18	1774.85	422.8	242.1	-70.2	2005	B1S
B05-94	34601869.24	2924119.11	1934.00	619.5	235.8	-70.0	2005	B1N
B05-95	34601291.18	2924621.72	1935.74	394.3	244.8	-70.1	2005	B1N
B05-96	34601247.77	2924600.21	1939.81	386.7	244.8	-70.1	2005	B1N
B05-97	34601574.86	2924256.17	1936.17	355.3	244.9	-70.1	2005	B1N
B05-98	34601554.45	2924413.61	1957.80	465.8	136.8	-89.4	2005	B1N
B05-99	34601534.48	2923483.20	1783.84	441.7	249.9	-70.1	2005	B1S
B06-154	34601460.72	2924259.34	1886.84	250.5	245.2	-70.2	2006	B1N
B06-155	34601372.07	2924328.46	1883.53	199.0	244.8	-70.0	2006	B1N
B06-156	34601392.84	2924282.08	1865.72	127.3	244.6	-70.1	2006	B1N
B06-157	34601516.37	2920822.21	2072.12	368.3	237.3	-65.0	2006	Boka7
B06-158	34601710.61	2920709.82	2092.26	520.0	237.2	-65.1	2006	Boka7
B06-159	34601417.52	2924238.76	1854.05	186.3	244.8	-70.1	2006	B1N
B06-160	34601436.45	2924192.80	1860.22	225.1	244.8	-70.2	2006	B1N
B06-161	34601229.48	2921351.34	2071.90	404.2	237.2	-64.9	2006	Boka7
B06-162	34601217.28	2921107.56	2077.20	420.6	237.1	-64.7	2006	Boka7
B06-163	34601422.73	2924461.83	1955.75	412.4	245.0	-89.6	2006	B1N
B06-164	34600933.88	2921397.54	1994.72	364.6	245.2	-70.0	2006	Boka7
B06-165	34601694.37	2920460.83	2053.63	353.8	229.7	-70.1	2006	Boka7
B06-166	34601383.62	2921213.10	2054.08	450.2	245.1	-65.2	2006	Boka7
B06-167	34601359.93	2924488.18	1930.97	304.8	245.0	-69.9	2006	B1N
B06-168	34601068.04	2921246.62	2042.43	343.4	244.8	-64.9	2006	Boka7
B06-169	34601432.97	2924083.41	1799.23	150.1	245.1	-77.1	2006	B1N
B06-170	34601615.77	2924331.81	1953.33	468.0	244.7	-80.3	2006	B1N
B06-171	34601053.11	2921356.07	2030.40	377.8	236.8	-70.3	2006	Boka7
B06-172	34601136.82	2921410.44	2042.43	404.1	236.9	-69.7	2006	Boka7
B06-173	34601616.02	2924331.90	1953.36	528.9	244.7	-89.3	2006	B1N
B06-174	34601570.39	2924145.42	1854.64	218.5	245.0	-90.0	2006	B1N

November 2007
95 of 107

Drillhole ID	Easting (m)	Northing (m)	Elevation (m)	Depth (m)	Azimuth	Dip	Year	Zone
B06-175	34601494.48	2921046.41	2078.79	415.5	237.0	-65.1	2006	Boka7
B06-176	34601627.16	2920655.29	2088.68	313.7	236.8	-65.1	2006	Boka7
B06-177	34601585.43	2920628.61	2080.59	220.7	57.2	-80.2	2006	Boka7
B06-178	34601474.50	2924099.59	1808.93	145.5	244.9	-64.8	2006	B1N
B06-179	34601300.65	2921159.07	2063.07	445.7	237.3	-64.8	2006	Boka7
B06-180	34601711.03	2920710.42	2092.23	199.2	57.9	-80.1	2006	Boka7
B06-181	34601605.02	2920879.42	2073.46	259.5	236.8	-69.8	2006	Boka7
B06-182	34600867.39	2921470.75	1982.36	204.3	237.0	-90.0	2006	Boka7
B06-183	34601045.09	2921827.78	2076.90	277.9	237.1	-70.1	2006	Boka7
B06-184	34601379.94	2920852.85	2044.85	352.6	237.2	-70.1	2006	Boka7
B06-185	34601588.42	2924374.7	1955.76	551.6	244.8	-80.3	2006	B1N
B06-186	34601325.2	2920936.57	2058.25	396.6	237.2	-65.3	2006	Boka7
B06-187	34601611.41	2924440.30	1970.41	458.7	245.1	-70.1	2006	B1N
B06-188	34601433.24	2923180.65	1914.80	330.6	240.1	-52.0	2006	B1S
B06-189	34601779.18	2920515.55	2068.84	383.6	270.1	-65.0	2006	Boka7
B06-190	34601557.15	2924038.60	1780.34	161.5	245.0	-79.7	2006	B1N
B06-191	34601583.38	2923349.90	1882.78	458.3	239.8	-65.1	2006	B1S
B06-192	34601636.44	2924126.26	1861.16	330.3	244.7	-85.2	2006	B1N
B06-193	34601321.37	2923192.74	1865.91	271.3	240.0	-52.9	2006	B1S
B06-194	34601378.82	2924552.33	1926.44	254.6	244.9	-64.9	2006	B1N
B06-195	34601588.95	2924374.91	1955.92	551.2	245.0	-90.0	2006	B1N
B06-196	34601403.06	2924502.73	1943.14	311.1	245.1	-69.9	2006	B1N
B06-197	34601434.49	2923181.43	1914.92	378.5	240.1	-59.9	2006	B1S
B06-198	34601331.07	2924419.26	1895.46	201.3	245.2	-55.0	2006	B1N
B06-199	34601556.40	2924038.41	1780.37	150.1	245.0	-54.9	2006	B1N
B06-200	34601447.63	2924529.37	1942.26	341.2	245.1	-70.0	2006	B1N
B06-201	34601546.17	2924078.70	1801.91	166.1	245.0	-50.3	2006	B1N
B06-202	34601712.37	2923707.38	1840.82	141.2	240.3	-67.4	2006	B1S
B06-203	34601558.65	2924038.99	1780.31	200.3	155.1	-68.1	2006	B1N
B06-204	34601423.65	2923496.12	1745.00	384.5	240.1	-70.1	2006	B1S
B06-205	34601556.40	2924037.87	1780.35	167.5	200.2	-62.0	2006	B1N
B06-206	34601379.43	2922734.03	2000.58	242.4	229.7	-64.9	2006	B1S
B06-207	34601457.52	2924147.80	1845.92	281.5	244.7	-64.8	2006	B1N
B06-208	34601470.01	2923512.51	1742.98	363.2	240.2	-70.0	2006	B1S
B06-209	34601614.83	2923561.44	1795.67	459.5	239.8	-70.1	2006	B1S
B06-210	34601613.22	2924440.92	1970.56	549.7	245.1	-85.8	2006	B1N

November 2007
96 of 107

Drillhole ID	Easting (m)	Northing (m)	Elevation (m)	Depth (m)	Azimuth	Dip	Year	Zone
B06-211	34601445.33	2923450.35	1775.76	402.9	235.0	-62.0	2006	B1S
B06-212	34601451.28	2923558.86	1711.22	280.0	240.1	-70.0	2006	B1S
B06-213	34601348.81	2924262.57	1824.78	136.7	245.3	-79.9	2006	B1N
B06-214	34601522.28	2923522.69	1749.34	418.3	240.3	-70.1	2006	B1S
B06-215	34601501.49	2923153.50	1942.31	332.9	239.8	-62.9	2006	B1S
B06-216	34601410.49	2923379.57	1789.87	278.5	240.3	-69.9	2006	B1S
B06-217	34601483.07	2923623.97	1696.14	207.4	239.7	-69.9	2006	B1S
B06-218	34601423.49	2923495.93	1745.09	344.0	245.0	-59.9	2006	B1S
B06-219	34601503.78	2923254.02	1882.03	360.1	239.7	-70.1	2006	B1S
B06-220	34601771.95	2924238.75	1956.81	489.8	245.3	-80.0	2006	B1N
B06-221	34601672.51	2924358.43	1965.59	530.2	244.9	-85.1	2006	B1N
B06-222	34601504.31	2923254.10	1882.01	319.7	245.0	-90.0	2006	B1S
B06-223	34601419.79	2923654.33	1651.19	233.6	239.8	-69.8	2006	B1S
B06-224	34601469.31	2923352.62	1809.26	364.5	240.2	-70.0	2006	B1S
B06-225	34601444.89	2923290.85	1856.31	225.3	240.0	-70.1	2006	B1S
B06-226	34601432.90	2923608.15	1666.43	261.0	240.0	-70.1	2006	B1S
B06-227	34601343.09	2923566.88	1655.25	146.4	240.0	-71.7	2006	B1S
B06-228	34601490.96	2923307.08	1841.71	360.8	243.5	-70.2	2006	B1S
B06-229	34601374.55	2924219.47	1822.66	249.4	245.2	-79.9	2006	B1N
B07-230	34601358.48	2923525.62	1675.44	155.6	240.0	-69.6	2007	B1S
B07-231	34601411.25	2923545.07	1710.84	153.1	239.9	-69.9	2007	B1S
B07-232	34601373.67	2923632.65	1639.14	198.8	240.6	-69.8	2007	B1S
B07-233	34601500.15	2923577.41	1708.00	233.0	240.3	-70.2	2007	B1S
B07-233A	34601498.38	2923576.35	1707.95	330.9	240.2	-69.8	2007	B1S
B07-234	34601429.12	2923338.92	1816.84	270.2	239.7	-70.1	2007	B1S
B07-235	34601388.14	2923586.09	1676.66	120.8	240.0	-69.7	2007	B1S
B07-235A	34601388.14	2923586.09	1676.66	321.2	240.0	-69.7	2007	B1S
B07-236	34601299.22	2923396.79	1769.01	202.8	240.0	-69.9	2007	B1S
B07-237A	34601714.22	2923708.81	1840.87	495.2	250.1	-74.9	2007	B1S
B07-238	34601467.87	2923671.72	1700.01	306.6	249.9	-75.2	2007	B1S
B07-239	34600587.37	2921517.08	1817.39	56.2	270.2	-79.9	2007	Boka19
B07-239A	34600587.37	2921517.08	1817.39	230.9	270.2	-79.9	2007	Boka19
B07-240	34601702.36	2923491.68	1873.23	601.4	250.0	-77.2	2007	B1S
B07-241	34601532.98	2923644.26	1727.30	301.5	250.1	-69.9	2007	B1S
B07-242	34600547.55	2921416.25	1819.90	220.1	269.9	-70.1	2007	Boka19
B07-243	34601422.02	2924461.35	1955.85	362.4	245.0	-80.1	2007	B1N

November 2007
97 of 107

Drillhole ID	Easting (m)	Northing (m)	Elevation (m)	Depth (m)	Azimuth	Dip	Year	Zone
B07-244	34601515.63	2924450.85	1951.27	461.5	245.0	-70.2	2007	B1N
B07-245	34601358.51	2924487.31	1930.72	223.6	245.2	-55.1	2007	B1N
B07-246	34601658.71	2923582.48	1823.86	257.8	249.7	-75.0	2007	B1S
B07-247	34601510.77	2924503.65	1946.69	408.2	245.0	-79.9	2007	B1N
B07-248	34600538.81	2921316.00	1781.35	220.4	270.1	-69.8	2007	Boka19
SRK01	34601368.02	2924665.56	1946.40	250.6	0.7	-70.2	2006	B1N
SRK02	34601497.56	2924546.59	1946.23	300.6	1.0	-69.9	2006	B1N
SRK03	34601727.10	2924103.95	1878.42	251.2	90.0	-70.0	2006	B1N
SRK04	34601903.12	2924079.76	1922.14	205.0	90.5	-69.9	2006	B1N
SRK05	34601640.32	2923043.56	1978.77	350.9	101.0	-69.9	2006	B1S
SRK06	34601766.77	2923726.89	1891.90	351.1	89.9	-70.2	2006	B1S
SRK07	34601697.67	2923326.45	1957.32	250.3	40.0	-69.7	2006	B1S

November 2007
98 of 107

Grid North
Section 5700
Boka 1 North
Section 5000
Boka 1 South
Legend:
Drill Hole Location
Mineralized Intersection
No Significant Result
2002 Drill Hole (B02-01,02)
2003 Drill Hole (B03-02 - 25)
2004 Drill Hole (B04-25 - 76)
2005 Drill Hole (B05-77 - 153)
2006 Drill Hole (B06-154 - 229)
2007 Drill Hole (B07-230 - 243)
SOUTHWESTERN RESOURCES CORP.
Drill Hole Location Map

November 2007
99 of 107

November 2007
100 of 107

B    Twin drillhole locations

November 2007
101 of 107

Drillhole ID	Easting (m)	Northing (m)	Elevation (m)	Azimuth	Dip	Planned depth (m)	Final depth (m)	Zone	Status
B06-216A	34601410.49	2923379.57	1789.87	240.3	-69.9	100.0	100.1	B1S	Completed
B05-77A	34601511.63	2924503.92	1947.05	244.8	-70.2	290.0	290.1	B1N	Completed
B06-214A	34601522.28	2923522.69	1749.34	240.3	-70.1	220.0	220.1	B1S	Completed
B05-84A	34601597.95	2924213.28	1916.58	245.3	-70.1	180.0	162.3	B1N	Completed
B06-160A	34601436.45	2924192.80	1860.22	244.8	-70.2	100.0	100.3	B1N	Completed
B07-234A	34601429.12	2923338.92	1816.84	239.7	-70.1	115.0	115.2	B1S	Completed
B06-198A	34601331.07	2924419.26	1895.46	245.2	-55.0	110.0	110.4	B1N	Completed
B06-174A	34601570.39	2924145.42	1854.64	0.0	-90.0	200.0	200.1	B1N	Completed
B04-60A	34601488.03	2924438.17	1952.20	244.9	-70.0	290.0	290.9	B1N	Completed
B04-38A	34601257.26	2923222.48	1849.30	250.1	-70.1	130.0	130.1	B1S	Completed
B07-231A	34601411.25	2923545.07	1710.84	240.0	-69.9	145.0	83.1	B1S	Completed
B05-81A	34601490.60	2924164.30	1852.90	244.6	-70.0	250.0	110.6	B1N	Completed
B04-72A	34601750.10	2924064.00	1872.90	245.2	-70.2	250.0	250.0	B1N	Completed
B06-204A	34601423.60	2923496.10	1745.00	240.1	-70.1	150.0	48.7	B1S	Completed
B06-156A	34601392.80	2924282.10	1865.70	244.6	-70.1	100.0	53.5	B1N	Completed
B04-76A	34601505.43	2924280.33	1928.27	245.1	-70.1	260.0	239.9	B1N	Completed
B04-49A	34601661.10	2924242.50	0.00	245.0	-70.0	330.0	135.2	B1N	Completed
B04-48A	34601504.90	2923418.80	1810.30	249.8	-69.9	200.0	-	B1S	Planned
B03-04A	34601609.10	2924236.00	0.00	245.0	-75.5	250.0	-	B1N	Planned
B04-55A	34601465.30	2924371.90	0.00	245.0	-70.0	270.0	-	B1N	Planned
B04-27A	34601222.70	2923316.50	0.00	250.0	-70.0	110.0	-	B1S	Planned
B03-25A	34601320.90	2923192.80	0.00	250.0	-70.0	200.0	-	B1S	Planned
B03-17A	34601138.00	2921281.00	0.00	286.5	-64.0	270.0	-	B7	Planned
B03-23A	34601387.00	2920758.00	0.00	220.0	-65.0	230.0	-	B7	Planned
B04-62A	34601569.00	2924144.00	0.00	245.0	-70.0	230.0	-	B1N	Planned
BO4-54A	34601682.00	2924197.00	1926.00	245.0	-70.0	290.0	-	B1N	Planned
BO4-44A	34601350.00	2923257.00	1853.00	245.0	-70.0	240.0	-	B1S	Planned

November 2007
102 of 107

   C    Drillhole intersections used in the estimation

November 2007
103 of 107

Drillhole ID	Sample from (m)	Sample to (m)	Length (m)	Grade (g/t Au)	Zone
B02-01	24.60	81.40	56.80	0.49	B1N
B02-02	186.90	231.10	44.20	0.32	B1N
B03-02	189.50	398.40	208.90	0.14	B1N
B03-03	25.10	187.10	162.00	0.18	B1N
B03-04	156.10	248.50	92.40	0.81	B1N
B03-05	78.90	100.50	21.60	1.68	B1N
B03-07	222.60	355.00	132.40	1.24	B1N
B04-49	187.27	321.17	133.90	3.17	B1N
B04-50	177.60	309.10	131.50	0.09	B1N
B04-51	143.30	198.10	54.80	0.06	B1N
B04-54	269.80	306.60	36.80	0.18	B1N
B04-55	148.10	301.15	153.05	0.14	B1N
B04-56	179.15	220.40	41.25	0.66	B1N
B04-60	167.40	381.50	214.10	0.18	B1N
B04-61	77.40	128.50	51.10	0.50	B1N
B04-61	242.10	259.20	17.10	0.46	B1N
B04-62	34.30	175.30	141.00	0.82	B1N
B04-63	193.85	311.55	117.70	0.13	B1N
B04-64	165.50	253.70	88.20	0.19	B1N
B04-68	150.00	250.20	100.20	0.06	B1N
B04-69	231.20	281.80	50.60	0.07	B1N
B04-70	322.50	363.15	40.65	0.08	B1N
B04-72	153.65	192.25	38.60	0.10	B1N
B04-74	242.65	445.90	203.25	0.16	B1N
B04-76	125.00	304.80	179.80	1.18	B1N
B05-101	21.25	67.80	46.55	1.86	B1N
B05-102	283.10	363.00	79.90	1.11	B1N
B05-103	309.20	375.10	65.90	0.05	B1N
B05-105	109.50	214.60	105.10	0.46	B1N
B05-106	254.40	302.10	47.70	0.14	B1N
B05-107	13.50	50.90	37.40	0.12	B1N
B05-107	107.00	121.10	14.10	1.11	B1N
B05-108	347.20	383.70	36.50	0.51	B1N
B05-111	104.30	235.00	130.70	0.36	B1N

November 2007
104 of 107

Drillhole ID	Sample from (m)	Sampel to (m)	Length (m)	Grade (g/t Au)	Zone
B05-112	23.80	117.00	93.20	0.21	B1N
B05-112	185.00	205.00	20.00	1.06	B1N
B05-113	0.00	66.30	66.30	0.20	B1N
B05-113	122.00	147.00	25.00	4.45	B1N
B05-120	155.20	349.50	194.30	0.11	B1N
B05-126	124.00	186.00	62.00	0.16	B1N
B05-129	106.00	248.50	142.50	0.20	B1N
B05-131	268.00	286.20	18.20	0.06	B1N
B05-132	146.00	287.70	141.70	0.30	B1N
B05-135	20.10	51.75	31.65	0.08	B1N
B05-136	182.90	240.90	58.00	0.13	B1N
B05-139	205.70	358.50	152.80	0.62	B1N
B05-140	316.60	400.35	83.75	0.23	B1N
B05-143	206.80	226.50	19.70	0.06	B1N
B05-143	297.00	342.20	45.20	0.15	B1N
B05-144	79.50	166.00	86.50	0.41	B1N
B05-144	246.40	262.30	15.90	0.10	B1N
B05-145	306.00	456.20	150.20	0.15	B1N
B05-146	52.00	240.00	188.00	0.39	B1N
B05-148	210.40	347.80	137.40	2.82	B1N
B05-149	36.90	182.70	145.80	0.41	B1N
B05-150	82.20	179.45	97.25	0.23	B1N
B05-151	268.40	370.20	101.80	0.10	B1N
B05-153	53.90	160.00	106.10	0.28	B1N
B05-77	201.70	354.80	153.10	0.19	B1N
B05-78	170.90	341.40	170.50	0.31	B1N
B05-79	203.40	324.40	121.00	0.14	B1N
B05-79	380.40	404.90	24.50	0.09	B1N
B05-80	215.15	339.45	124.30	0.59	B1N
B05-81	14.40	140.00	125.60	0.26	B1N
B05-83	231.40	328.65	97.25	0.26	B1N
B05-83	382.10	420.65	38.55	0.31	B1N
B05-84	118.00	264.00	146.00	0.44	B1N
B05-87	204.00	325.50	121.50	0.89	B1N
B05-88	164.30	189.00	24.70	0.05	B1N
B05-88	279.85	306.25	26.40	0.22	B1N

November 2007
105 of 107

Drillhole ID	Sample from (m)	Sample to (m)	Length (m)	Grade (g/t Au)	Zone
B05-92	197.40	221.30	23.90	0.15	B1N
B05-92	290.00	348.30	58.30	0.25	B1N
B05-97	223.20	301.70	78.50	0.57	B1N
B05-98	271.30	333.30	62.00	0.17	B1N
B06-154	56.00	242.05	186.05	0.24	B1N
B06-155	42.60	149.90	107.30	0.19	B1N
B06-156	21.60	127.33	105.73	0.25	B1N
B06-159	0.00	109.00	109.00	0.46	B1N
B06-160	30.80	191.10	160.30	0.82	B1N
B06-163	181.20	371.90	190.70	0.27	B1N
B06-167	124.80	195.60	70.80	0.27	B1N
B06-169	26.10	40.50	14.40	0.88	B1N
B06-170	238.80	297.80	59.00	0.37	B1N
B06-173	263.00	370.70	107.70	0.72	B1N
B06-174	36.50	202.90	166.40	0.95	B1N
B06-178	0.00	63.90	63.90	0.28	B1N
B06-185	248.60	354.50	105.90	0.21	B1N
B06-187	278.20	458.70	180.50	0.08	B1N
B06-190	96.00	141.60	45.60	0.91	B1N
B06-192	95.20	289.60	194.40	0.73	B1N
B06-194	125.10	180.00	54.90	0.28	B1N
B06-195	276.90	350.00	73.10	0.07	B1N
B06-196	159.60	283.00	123.40	0.12	B1N
B06-198	58.00	114.00	56.00	0.16	B1N
B06-199	106.20	126.00	19.80	0.04	B1N
B06-200	157.10	306.00	148.90	0.17	B1N
B06-201	0.00	56.90	56.90	0.31	B1N
B06-201	134.10	154.10	20.00	0.03	B1N
B06-203	123.00	140.70	17.70	0.05	B1N
B06-205	117.50	133.50	16.00	0.10	B1N
B06-207	5.00	114.00	109.00	0.48	B1N
B06-210	304.10	350.30	46.20	0.05	B1N
B06-213	0.00	81.55	81.55	0.24	B1N
B06-220	361.10	393.60	32.50	0.21	B1N
B06-221	321.70	402.60	80.90	0.11	B1N
B06-229	0.00	54.40	54.40	0.17	B1N

November 2007
106 of 107

Drillhole ID	Sample from (m)	Sample to (m)	Length (m)	Grade (g/t Au)	Zone
B04-26	21.50	59.90	38.40	0.27	B1S
B04-26	125.00	152.20	27.20	0.10	B1S
B04-27	0.00	96.80	96.80	0.47	B1S
B04-28	0.00	120.40	120.40	0.24	B1S
B04-29	0.00	119.70	119.70	0.59	B1S
B04-30	39.80	85.60	45.80	0.19	B1S
B04-30	155.95	179.00	23.05	0.89	B1S
B04-31	0.00	100.50	100.50	0.21	B1S
B04-32	50.80	104.60	53.80	0.28	B1S
B04-33	16.85	81.02	64.17	0.42	B1S
B04-33	146.60	173.50	26.90	0.45	B1S
B04-34	0.00	41.00	41.00	0.26	B1S
B04-37	4.80	62.00	57.20	0.57	B1S
B04-39	82.90	108.50	25.60	0.16	B1S
B04-41	331.90	419.80	87.90	0.64	B1S
B04-42	28.10	145.40	117.30	0.22	B1S
B04-45	172.90	313.10	140.20	0.61	B1S
B04-48	97.80	185.25	87.45	0.77	B1S
B04-53	51.90	143.05	91.15	1.03	B1S
B04-57	220.55	384.10	163.55	1.45	B1S
B04-65	144.45	244.15	99.70	0.80	B1S
B04-73	149.10	333.40	184.30	0.40	B1S
B05-104	345.00	386.20	41.20	0.28	B1S
B05-117	60.10	74.70	14.60	2.50	B1S
B05-117	128.00	149.00	21.00	0.72	B1S
B05-127	117.50	131.50	14.00	0.12	B1S
B05-127	240.00	283.50	43.50	0.26	B1S
B05-82	218.10	247.00	28.90	0.21	B1S
B05-93	138.00	181.00	43.00	0.52	B1S
B05-99	131.60	209.20	77.60	0.29	B1S
B06-204	23.20	201.00	177.80	0.18	B1S
B06-208	35.10	203.10	168.00	0.68	B1S
B06-209	159.10	180.00	20.90	0.39	B1S
B06-209	289.40	322.40	33.00	0.67	B1S
B06-211	67.20	97.70	30.50	0.45	B1S
B06-212	45.70	83.70	38.00	0.10	B1S
B06-212	135.65	155.45	19.80	0.07	B1S
B06-214	130.00	225.90	95.90	0.25	B1S
B06-216	34.60	101.70	67.10	0.45	B1S
B06-218	23.30	187.65	164.35	0.32	B1S
B06-224	78.50	121.60	43.10	0.10	B1S
B06-225	109.60	132.00	22.40	0.14	B1S
B06-227	0.00	6.90	6.90	0.18	B1S
B07-230	0.00	81.80	81.80	0.15	B1S
B07-231	0.00	138.00	138.00	0.18	B1S
B07-234	61.00	121.00	60.00	1.20	B1S

 November 2007
107 of 107